UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 5, 2024

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

economic and financial analysis report

2Q24

Managerial Analysis of Results

Management Report

Consolidated Financial Statements

Videoconference commenting on the results
August 5th at 9h30 AM
(US Eastern Time)

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Managerial Analysis of Results

Press Release

Bradesco's transformation continues and the bank's results reflect both the greater operational traction and the impact from the cumulative changes. The loan portfolio accelerated in 2Q24, with an emphasis on Micro, Small and Medium-Sized Enterprises (MSME) and Individuals. The downward trend in delinquencies continued, benefiting from 91% of the expanded portfolio being concentrated in AA-C ratings and more secure lines. Collection processes are also being improved and past due indicators remain low in new vintages. As a result, the cost of credit continues to normalize in all segments. Client NII net of provisions expanded strongly and should continue to recover going forward, and gross client NII reached an inflection point in 2Q24 and should continue to grow in the coming quarters. Fee and commissions income is gradually recovering, benefiting from various lines. We have accelerated the adjustment of our footprint and continue to invest in digital channels. Adjusting the way we serve clients will gradually increase efficiency and profitability, keeping us close and improving our clients' experience. Our transformation office detailed the key initiatives of the strategic plan, defining delivery schedules and the expected financial impact. The execution is underway and will help us resume profitability and evolve the bank, making it more agile and efficient in a sustainable way.

Recurring net income was R$4.7 billion in 2Q24, implying an ROAE of 11.4%, driven by lower expenses with loan loss provisions, higher NII, fees and income from insurance operations. Operating expenses grew in the quarter in line with expectations, impacted by civil and tax provisions.

The loan portfolio accelerated in the quarter, even controlling for the BRL depreciation, driven by SMEs and Individuals. In terms of SMEs, credit origination for medium-sized companies remained strong and we saw an important recovery in credit origination for small companies. In terms of lines, we continued to see positive growth in rural and real estate and we have seen a significant recovery in foreign trade and working capital. For Individuals, rural and real estate maintained a significant upward trend. Non-secured personal loans showed a significant recovery in the second consecutive quarter, vehicles improved, and credit cards recovered even in the retail market. In other words, the mix is changing in favor of segments and products with higher NIM.

The new vintages continued to show good quality, with leading indicators of delinquency rate at levels well below the pre-pandemic period. This evidence allows us to safely continue to grow our loan portfolio.

Over 90 days past due loans fell by 0.5 p.p. in the quarter. There was a drop in all segments. Moreover, our coverage ratio increased from 164% to 170% in the quarter.

NII resumed growth in 2Q24, driven by client NII, which increased in q/q after falling for six quarters in a row. This recovery in client NII was due to both the increase in the portfolio and the change in the mix, with a gain in the share of segments and products with a higher spread. The client NIM also rose slightly in the quarter. The NII recovery occurred even with market NII worsening due to the deterioration of macro risks and an increase in future interest rates in the period.

The combination of recovering client NII and falling loan loss provisions expenses resulted in a significant increase in the client NII net of provisions in the period, which reached its highest value since 3Q22. At the bank, credit concessions always consider the risk-adjusted return, and this is why we attach great importance to the performance of our net client NII.

Fee and commissions income topped R$9.3 billion in 2Q24, up 5.1% q/q. We saw growth on several lines, with an emphasis on capital markets, loan operations and asset management.

The performance of insurance operations was again a positive highlight, with an ROAE of 22.1%. Operating income for the insurance segment was R$4.6 billion (16.2% q/q and -4.1% y/y) and net income reached R$2.2 billion (12.7% q/q and -7.4% y/y). We saw an improvement in revenues of all segments compared to the previous quarter, and the insurance claims remained steady. The outlook remains positive for the remainder of 2024.

Tier I capital closed the quarter at 12.6%, varying -0.1 p.p. compared to March 2024 and -0.3 p.p. in 12 months, mainly impacted by risk-weighted assets (RWA), which increased due to the growth of the loan portfolio. We allocated R$5.3 billion in interest on capital to shareholders in 1H24.

We continued to implement the strategic plan and the benefits will influence our operational results partially in 2024, and in higher degree from 2025 onwards. We defined the key workstreams, all associated initiatives, delivery schedules, and expected financial impact. In terms of personnel and organizational structure, we hired two C-levels to lead HR and digital business, and we are adding talents to some of our areas such as credit and technology. We have continued to adjust our footprint as part of our proposal to improve the way we serve clients. We closed traditional branches and further activated our digital channels and our bank correspondents at Bradesco Expresso. Our customer is even more at the center of our decisions. We revitalized and added features to our app. We are reorganizing the bank so that the product areas are more integrated and focused on customer needs. Customer's voice is even more present in our daily lives with initiatives such as EscutaBRA and the customer council. In the first half of 2024, we gained over 1.8 million new customers.

Finally, we would like to note that we were able to accelerate our 2025 target of allocating R$250 billion to assets, sectors and activities that could generate socio-environmental benefits, a commitment we made in 2021. We remain committed to financing more and more sustainable businesses, supporting our clients in the transition to a greener, more resilient and inclusive economy.

In early June, we published our 2023 Integrated Report and ESG Report, reaffirming our commitment to transparency and sustainability. These documents provide details on our governance, strategy, risk and opportunity management, key financial results, and our performance in environmental, social and climate indicators.

The following information details our performance in 2Q24, including earnings data, balance sheet and various indicators.

Enjoy the Reading!

Bradesco RESULTS | 2Q24

MAIN DATA SELECTED

2Q24 vs. 1Q24 (q/q)
2Q24 vs. 2Q23 (y/y)

Recurring Net Income
R$4.7 bi
△ 12.0% (q/q) △ 4.4% (y/y)

Accrued ROAE
10.8%
△ 0.6 p.p. (q/q) ▽ 0.1 p.p. (y/y)

Basel – Tier I
12.6%
▽ 0.1 p.p. (q/q) ▽ 0.3 p.p. (y/y)

Total Net Interest Income
R$15.6 bi
△ 2.8% (q/q) ▽ 5.9% (y/y)

Client NII – net loan loss provisions
R$8.0 bi
△ 18.7% (q/q) △ 25.7% (y/y)

Fee and Commission Income
R$9.3 bi
△ 5.1% (q/q) △ 6.4% (y/y)

Operating Expenses
R$14.5 bi △ 8.3% (q/q) △ 10.6% (y/y)
Personnel + Administrative Expenses
△ 4.3% (q/q) △ 5.5% (y/y)

Expanded Loan Portfolio
R$912.1 bi
△ 2.5% (q/q) △ 5.0% (y/y)

Individual — **R$381.8 bi**
△ 2.5% (q/q) △ 5.7% (y/y)

Companies — **R$530.3 bi**
△ 2.5% (q/q) △ 4.5% (y/y)

MSME
△ 7.2% (q/q) △ 10.2% (y/y)

Large Corporate
△ 0.2% (q/q) △ 1.7% (y/y)

Delinquency

15 to 90 days **3.7%**
▽ 0.4 p.p. (q/q) ▽ 0.7 p.p. (y/y)

Over 90 days **4.3%**
▽ 0.5 p.p. (q/q) ▽ 1.4 p.p. (y/y)

Expanded loan loss provisions **R$7.3 bi**
▽ 6.7% (q/q) ▽ 29.3% (y/y)

Retail loan loss provisions **R$7.2 bi**
▽ 1.4% (q/q) ▽ 28.5% (y/y)

INSURANCE GROUP

Recurring Net Income	Quarterly ROAE	Income from operations	Revenue	Claims Ratio
R$2.2 bi	**22.1%**	**R$4.6 bi**	**R$30.2 bi**	**78.6%**
△ 12.7% (q/q)	△ 2.3 p.p. (q/q)	△ 16.2% (q/q)	△ 8.0% (q/q)	△ 0.2 p.p. (q/q)
▽ 7.4% (y/y)	▽ 2.4 p.p. (y/y)	▽ 4.1% (y/y)	△ 18.6% (y/y)	▽ 1.6 p.p. (y/y)

KEY HIGHLIGHTS

- Improved Client NII performance, with gross and net of loan loss provisions
- Reduction of Expanded Loan Loss Provisions in all comparative periods
- Improvement of delinquency rates from 15 to 90 / >90 days and the coverage ratio >90 days
- Expanded loan portfolio growth in all segments
- Continued good performance of the insurance operations
- Operating expenses aligned with expectations
- Improved accumulated ROAE

recurring net income statement

R$ million	2Q24	1Q24	2Q23	1H24	1H23	Variation % 2Q24 x 1Q24	2Q24 x 2Q23	1H24 x 1H23
\\ Net Interest Income	**15,580**	**15,152**	**16,556**	**30,732**	**33,209**	**2.8**	**(5.9)**	**(7.5)**
- Client NII	15,255	14,522	16,652	29,777	33,618	5.0	(8.4)	(11.4)
- Market NII	325	630	(96)	955	(409)	(48.4)	-	-
\\ Expanded Loan Loss Provision	**(7,290)**	**(7,811)**	**(10,316)**	**(15,101)**	**(19,833)**	**(6.7)**	**(29.3)**	**(23.9)**
\\ Net Interest Margin	**8,290**	**7,341**	**6,240**	**15,631**	**13,376**	**12.9**	**32.9**	**16.9**
Income from Insurance, Pension Plans and Capitalization Bonds	4,644	3,997	4,841	8,641	8,510	16.2	(4.1)	1.5
Fee and Commission Income	9,317	8,861	8,756	18,178	17,502	5.1	6.4	3.9
Operating Expenses	(14,466)	(13,360)	(13,074)	(27,826)	(25,867)	8.3	10.6	7.6
Personnel Expenses	(6,627)	(6,368)	(6,155)	(12,995)	(12,186)	4.1	7.7	6.6
Other Administrative Expenses	(5,729)	(5,483)	(5,559)	(11,212)	(10,977)	4.5	3.1	2.1
Other Income / (Operating Expenses)	(2,110)	(1,509)	(1,360)	(3,619)	(2,704)	39.8	55.1	33.8
Tax Expenses	(2,015)	(1,918)	(2,002)	(3,933)	(3,957)	5.1	0.6	(0.6)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	109	56	229	165	270	94.6	(52.4)	(38.9)
\\ Operating Income	**5,879**	**4,977**	**4,990**	**10,856**	**9,834**	**18.1**	**17.8**	**10.4**
Non-Operating Income	34	14	17	48	56	-	-	(14.3)
Income Tax / Social Contribution	(1,100)	(675)	(393)	(1,775)	(892)	63.0	-	99.0
Non-controlling interests in subsidiaries	(97)	(105)	(96)	(202)	(200)	(7.6)	1.0	1.0
\\ Recurring Net Income	**4,716**	**4,211**	**4,518**	**8,927**	**8,798**	**12.0**	**4.4**	**1.5**

Net Income Movement in the Quarter | R$ million



4,211
Δ 428
733
(305)
∇ 521
103
418
456
(1,106)
647
(441)
4,716
1Q24
Client NII
Market NII
Net Interest Income
Retail
Wholesale
Expanded ALL
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Operating Income from Insurance
Others (1)
2Q24

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



10.9%
11.0%
10.0%
10.2%
10.8%
11.1%
11.3%
6.9%
10.2%
11.4%
2Q23
3Q
4Q
1Q24
2Q
Quartely
Accrued

ER / Risk-Adjusted ER



%
84.8
86.6
84.2
84.0
83.0
46.8
47.3
48.7
49.7
51.3
46.1
48.2
53.4
51.1
52.3
2Q23
3Q
4Q
1Q24
2Q
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 x 1Q24 R$	2Q24 x 1Q24 %	2Q24 x 2Q23 R$	2Q24 x 2Q23 %	1H24 x 1H23 R$	1H24 x 1H23 %
\\ Net Interest Income	**15,580**	**15,152**	**16,556**	**30,732**	**33,209**	**428**	**2.8**	**(976)**	**(5.9)**	**(2,477)**	**(7.5)**
\\ Client NII (1)	**15,255**	**14,522**	**16,652**	**29,777**	**33,618**	**733**	**5.0**	**(1,397)**	**(8.4)**	**(3,841)**	**(11.4)**
Average Balance	734,507	710,662	715,212	722,585	719,183	380		353		125	
Gross NIM	8.6%	8.5%	9.7%	8.4%	9.7%	353		(1,750)		(3,966)	
\\ Market NII (2)	**325**	**630**	**(96)**	**955**	**(409)**	**(305)**	**(48.4)**	**421**	**-**	**1,364**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII



9.7%
9.1%
8.8%
8.5%
8.6%
3.6%
3.8%
2.7%
3.8%
4.4%
R$ billion
Total Client NII
16.7
15.8
15.4
14.5
15.3
Δ 26%
Δ 19%
Client NII – net of loan loss provisions
6.3
6.6
4.9
6.7
8.0
2Q23
3Q
4Q
1Q24
2Q
Gross NIM Annualized
Net NIM Annualized

Expanded Portfolio Mix (%)	June24	Mar24	June23	June24 x June23
\\ Individuals	**41.9**	**41.9**	**41.6**	**0.3 p.p.**
Payroll-deductible Loans	10.4	10.5	10.3	0.1 p.p.
Real Estate Financing	10.4	10.2	10.0	0.4 p.p.
Credit Card	7.6	7.8	8.3	(0.7) p.p.
Personal Loans	6.7	6.6	6.5	0.2 p.p.
Vehicle	3.7	3.7	3.9	(0.2) p.p.
Rural Loans	2.1	2.0	1.6	0.5 p.p.
Other	1.0	1.0	1.0	-
\\ MSME	**20.2**	**19.3**	**19.3**	**0.9 p.p.**
\\ Large Corporates	**38.0**	**38.8**	**39.2**	**(1.2) p.p.**

Change in the Client NII | R$ million



Δ 5% (+733)
Δ 19% (+1,254)
14,522
(7,811)
6,711
380
246
19
88
521
7,965
7,290
15,255
1Q24
Expanded ALL 1Q24
Client NII Net of ALL 1Q24
Average Volume
Spread
Products Mix
Number of Days
Expanded ALL
Client NII Net of ALL 2Q24
Expanded ALL 2Q24
2Q24

Net interest income performance in this quarter showed recovery, with a growth of 5.0%, driven by the increase in the average business turnover in all segments, especially Individuals and micro, small and medium-sized enterprises. The gross NIM increased by 0.1 p.p. in the quarter and decreased by 12 months, in connection with the change in the mix of products of Individuals, which increased the share of payroll-deductible loans, real estate and rural loans within the portfolio, and the greater risk discrimination, favoring profitability by NII, which individuals evolved 19% compared to 1Q24 and 26% when compared to 2Q23. In addition, the performance of the new vintages, which has been presenting better quality and higher production volume than the previous year and pre-pandemic period in the Individuals, contributed to the growth of the expanded portfolio and, consequently, the improvement of the NIM at 0.8 p.p. in the year. In the MSME segment, the latest vintages continue to perform well in terms of delinquency, and also show recovery in terms of volume, with a growth of 7.2% in the quarter and 10.2% in 12 months. Given the increase in volumes and improvement in the mix, the margin with deposits presented a positive contribution both in the annual and quarterly comparison, even considering the reduction in Selic in the period.

Market NII



R$ billion
(0.1)
0.0
0.7
0.6
0.3
2Q23
3Q
4Q
1Q24
2Q

The market NII in the periods reflects the recovery of the ALM result, highlighting the improvement of R$1.4 billion compared to 1H23. The variation in the quarter is related to lower earnings from arbitration.

funding sources

Funds Raised and Managed

R$3.1 tri △ 2.3% q/q △ 9.5% y/y

June24

Funds Raised △ 9.9% y/y

Funds and Managed Portfolios △ 9.0% y/y

R$ million	June24	Mar24	June23	Variation % Quarter	Variation % 12 months
Demand Deposits	43,801	41,839	45,939	4.7	(4.7)
Savings Deposits	131,430	127,387	128,301	3.2	2.4
Time Deposits + Debentures	465,371	456,676	431,062	1.9	8.0
Borrowings and Onlending	59,186	46,977	52,225	26.0	13.3
Funds from Issuance of Securities	265,891	265,101	239,361	0.3	11.1
Interbank Deposits	1,518	1,998	1,534	(24.0)	(1.0)
Subordinated Debts	51,251	50,284	49,461	1.9	3.6
\\ Subtotal	**1,018,448**	**990,262**	**947,882**	**2.8**	**7.4**
Obligations for Repurchase Agreements	320,800	309,512	267,648	3.6	19.9
Working Capital (Own / Managed)	126,145	127,711	128,631	(1.2)	(1.9)
Foreign Exchange Portfolio	28,969	24,185	22,565	19.8	28.4
Payment of Taxes and Other Contributions	6,097	5,806	6,310	5.0	(3.4)
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	382,390	372,673	340,542	2.6	12.3
\\ Funds raised	**1,882,848**	**1,830,149**	**1,713,578**	**2.9**	**9.9**
\\ Investment Funds and Managed Portfolios	**1,230,225**	**1,214,293**	**1,128,803**	**1.3**	**9.0**
\\ Total Assets under Management	**3,113,072**	**3,044,442**	**2,842,381**	**2.3**	**9.5**

Loans vs. Funding

We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

In order to evaluate loan operations vs. funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	June24	Mar24	June23	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Floating	49,898	47,644	52,249	4.7	(4.5)
Savings Deposits	131,430	127,387	128,301	3.2	2.4
Interbank Deposits	1,518	1,998	1,534	(24.0)	(1.0)
Time Deposits + Debentures	465,371	456,676	431,062	1.9	8.0
Funds from Financial Bills	257,200	257,579	230,932	(0.1)	11.4
\\ Customer Funds (1)	**905,416**	**891,285**	**844,077**	**1.6**	**7.3**
(-) Reserve Requirements	(129,625)	(124,265)	(117,876)	4.3	10.0
(-) Available Funds (Brazil)	(14,122)	(14,478)	(14,630)	(2.5)	(3.5)
\\ Customer Funds Net of Reserve Requirements	**761,668**	**752,543**	**711,571**	**1.2**	**7.0**
Borrowings and Onlending	59,186	46,977	52,225	26.0	13.3
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	90,378	85,298	89,337	6.0	1.2
\\ Total Funding (A)	**911,233**	**884,817**	**853,133**	**3.0**	**6.8**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**800,559**	**783,095**	**769,700**	**2.2**	**4.0**
\\ B / A	**87.9%**	**88.5%**	**90.2%**	**(0.6) p.p.**	**(2.4) p.p.**

(1) It considers: Demand Deposits, Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

expanded portfolio

R$912.1 bi

△ 2.5% q/q △ 5.0% y/y

individuals

△2.5% q/q

△5.7% y/y

companies

△2.5% q/q

△4.5% y/y

MSMEs

△7.2% q/q △10.2% y/y

large corporate

△0.2% q/q △1.7% y/y

highlights

personal loans | individuals

△3.5% q/q △8.0% y/y

rural loans | individuals

△5.5% q/q △40.4% y/y

rural loans | companies

△8.2% q/q △32.3% y/y

real estate financing | individuals

△4.0% q/q △9.4% y/y

real estate financing | companies

△5.6% q/q △20.3% y/y

Bacen Portfolio vs. Expanded Portfolio

R$ million	June24	Mar24	June23	Variation % Quartely	Variation % 12 months
Individuals	374,809	366,987	357,105	2.1	5.0
Companies	283,273	269,260	269,467	5.2	5.1
\\\\ Loan Portfolio - Bacen	**658,082**	**636,247**	**626,572**	**3.4**	**5.0**
Sureties and Guarantees	111,533	106,823	98,987	4.4	12.7
Securities [1]	93,617	99,251	99,757	(5.7)	(6.2)
Other	48,859	47,597	43,371	2.7	12.7
\\\\ Expanded Loan Portfolio	**912,092**	**889,918**	**868,687**	**2.5**	**5.0**
\\\\ Companies	**530,317**	**517,362**	**507,609**	**2.5**	**4.5**
Large Corporates	346,252	345,659	340,553	0.2	1.7
Micro, Small and Medium-Sized Enterprises	184,065	171,703	167,056	7.2	10.2
\\\\ Individuals	**381,775**	**372,556**	**361,077**	**2.5**	**5.7**
			Without exchange variation	**1.5**	**3.6**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

In the comparative periods the Expanded Loan Portfolio showed growth in all segments and practically all loan modalities, especially Individuals and MSMEs. The growth reflects the adjustments made in the origination that presents better credit quality. At the moment, we already have origination in Individuals compatible with 2019 levels. In SMEs the originated volume is gradually improving.

Changes in Expanded Loan Portfolio


R$ million
889,918
9,219
12,362
593
912,092
41%
56%
Representativeness
3%
Mar24
Individuals
MSME
Large Corporates
June24

Total of **R$84** billion in **loans released** in 2Q24, out of which **R$34** bi released through **digital channels**, with emphasis on personal and payroll-deductible loans.

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	June24	Mar24	June23	Variation % Quarter	Variation % 12 months
\\ Individuals	**381,775**	**372,556**	**361,077**	**2.5**	**5.7**
Consumer Financing	**259,096**	**254,829**	**252,101**	**1.7**	**2.8**
Payroll-deductible Loans	94,465	93,727	89,842	0.8	5.1
Credit Card	69,507	69,012	72,165	0.7	(3.7)
Personal Loans	61,083	58,993	56,581	3.5	8.0
CDC/Vehicle Leasing	34,041	33,097	33,514	2.8	1.6
Real Estate Financing	**94,639**	**91,038**	**86,522**	**4.0**	**9.4**
Other Products	**28,040**	**26,689**	**22,454**	**5.1**	**24.9**
Rural Loans	19,098	18,097	13,606	5.5	40.4
Other	8,941	8,592	8,848	4.1	1.1
\\ Companies	**530,317**	**517,362**	**507,609**	**2.5**	**4.5**
Working Capital	130,672	127,207	133,367	2.7	(2.0)
Foreign Trade Finance	49,708	43,506	46,371	14.3	7.2
Real Estate Financing	26,715	25,305	22,216	5.6	20.3
BNDES/Finame Onlendings	16,221	15,136	16,274	7.2	(0.3)
CDC/Leasing	27,916	27,703	26,611	0.8	4.9
Rural Loans	35,170	32,504	26,588	8.2	32.3
Sureties and Guarantees	110,890	106,236	98,407	4.4	12.7
Securities	93,617	99,251	99,757	(5.7)	(6.2)
Other	39,408	40,513	38,019	(2.7)	3.7
\\ Expanded Loan Portfolio	**912,092**	**889,918**	**868,687**	**2.5**	**5.0**
Real	822,898	821,193	809,923	0.2	1.6
Foreign Currency	89,194	68,725	58,764	29.8	51.8

Portfolio Mix - %


42.4
19.7
37.9
39.8
20.7
39.5
39.8
19.8
40.4
39.2
19.1
41.7
38.0
20.2
41.8
2020
2021
2022
2023
June24
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Product Mix Individuals


June24
Payroll-deductible Loans 25%
Credit Card 18%
Personal Loans 16%
Real Estate Financing 25%
Rural Loans 5%
Other 11%

Product Mix Companies


June24
Working Capital 25%
Sureties and Guarantees 21%
Securities 18%
Foreign Trade Finance 9%
Rural Loans 7%
Other 20%

loan portfolio

Real Estate Financing

Portfolio
R$ billion


▲ 11.6%
108.7
111.3
113.9
116.3
121.4
22.2
23.4
24.5
25.3
26.7
86.5
87.9
89.4
91.0
94.6
June23
Sept
Dec
Mar24
June
Individuals
Companies

Origination
R$ millions


▲ 115.1%
4,307
5,889
7,795
6,889
9,266
1,734
2,472
3,980
2,266
3,185
2,573
3,416
3,815
4,623
6,081
2Q23
3Q
4Q
1Q24
2Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 2Q24

Average term: **360 Months**

R$712 Thousand	**R$450 Thousand**	**63.3%**	**51.3%**
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed


▲ 116.3%
10,586
12,720
18,971
15,116
22,898
4,736
5,569
10,892
6,523
9,958
5,850
7,151
8,079
8,593
12,940
2Q23
3Q
4Q
1Q24
2Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio


%
61.4
62.0
63.2
61.4
60.7
R$ billion
89.8
90.5
91.8
93.7
94.5
88.9%
50.2
54.3
58.4
61.9
64.6
38.7
35.2
32.0
29.2
27.1
11.1
10.5
9.6
8.9
8.3
91.7%
June23
Sept
Dec
Mar24
June
Digital Channels %
Branches Network %
Correspondent %
Payroll-deductible Loans / Total Personal Loans

Distribution of the Portfolio by Sector


%
49.9
50.6
51.1
5.3
5.0
4.9
44.8
44.4
44.0
June23
Mar24
June24
Public Sector
Private Sector
Social Security National Institute (INSS)

Consigned Market Share | **14.3%**

15.9%	**11.5%**	**13.5%**
Social Security	Private	Public

The volume of payroll-deductible loans grew 5.1% in 12 months, highlighting the evolution of 14.4 p.p. of portfolio share originated through digital channels, which in addition to offering a better experience for clients, generates higher profitability.

Vehicle Financing


Portfolio
R$ billion
60.9
60.6
60.9
61.5
62.8
27.0
27.2
27.6
28.0
28.5
33.9
33.4
33.3
33.4
34.3
June23
Sept
Dec
Mar24
June
Individuals
Companies


Distribution of the Portfolio by Product
%
1.4
8.1
June24
90.5
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio Distribution | By Economic Sector

R$ million	June24	%	Mar24	%	June23	%
Public Sector	**13,734**	**1.5**	**13,681**	**1.5**	**12,061**	**1.4**
Private Sector	**898,358**	**98.5**	**876,237**	**98.5**	**856,626**	**98.6**
\\ Total	**912,092**	**100.0**	**889,918**	**100.0**	**868,687**	**100.0**
Companies	**530,317**	**58.1**	**517,362**	**58.1**	**507,610**	**58.4**
Services	121,035	13.3	104,327	11.7	97,623	11.2
Transportation and Concession	44,055	4.8	41,770	4.7	38,537	4.4
Retail	44,052	4.8	44,961	5.1	51,117	5.9
Production and Distribution of Electricity	32,273	3.5	33,483	3.8	30,445	3.5
Real estate and Construction Activities	31,996	3.5	32,154	3.6	31,841	3.7
Wholesale	26,577	2.9	25,192	2.8	26,662	3.1
Food products	21,000	2.3	20,448	2.3	23,871	2.7
Automotive	10,957	1.2	10,954	1.2	10,882	1.3
Petrol, Derived and aggregated activities	10,882	1.2	9,772	1.1	8,439	1.0
Other Sectors	187,490	20.6	194,301	21.8	188,193	21.7
Individuals	**381,775**	**41.9**	**372,556**	**41.9**	**361,077**	**41.6**

loan portfolio

Portfolio by Debtors

Diversification strategy, with no relevant concentrations.



%
29.9
30.5
27.6
26.9
25.8
23.4
24.1
21.5
21.0
19.9
14.8
15.2
13.2
13.0
12.2
10.0
10.1
8.7
8.4
7.5
1.5
1.6
1.4
1.5
1.2
June23
Sept
Dec
Mar24
June
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Summary per Maturity [1]

%	June24	Mar24	June23
1 to 30 days	11.6	11.8	11.7
31 to 60 days	6.8	6.0	7.2
61 to 90 days	5.1	5.5	5.7
91 to 180 days	10.3	10.9	10.9
\\ Short-Term	**33.8**	**34.2**	**35.5**
181 to 360 days	15.2	14.1	13.8
Over 360 days	51.0	51.7	50.7
\\ Medium / Long-Term	**66.2**	**65.8**	**64.5**

(1) Only normal course operations of the Bacen Portfolio.

Rating changes in Expanded Loan Portfolio

As a consequence of the loan concession process and improving new vintages, over **98% of the new operations** in 12 months were classified in the AA-C ratings, noting that, currently, **91% of our operations** are classified in these risk ranges.

Rating changes in Expanded Loan Portfolio between June 2023 and 2024	Total Credit on June 2024		New Customers between July 2023 and June 2024	
Rating	R$ million	%	R$ million	%
AA - C	831,223	91.1%	76,728	98.3%
D	14,047	1.6%	387	0.5%
E - H	66,822	7.3%	909	1.2%
\\ Total	**912,092**	**100.0%**	**78,024**	**100.0%**

Expanded Portfolio by Rating and Client Size (In %)

Customer Profile	June24			Mar24			June23		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	94.4	0.2	5.4	93.7	1.5	4.8	93.3	0.3	6.4
Micro, Small and Medium-Sized Enterprises	89.0	1.9	9.1	87.3	2.2	10.5	85.1	3.0	11.9
Individuals	89.2	2.6	8.2	88.3	2.8	8.9	85.6	4.1	10.3
\\ Total	**91.1**	**1.6**	**7.3**	**90.2**	**2.2**	**7.6**	**88.5**	**2.4**	**9.1**

expenses with expanded loan loss provisions

R$ million	2Q24	1Q24	2Q23	1H24	1H23	Variation % 2Q24 x 1Q24	Variation % 2Q24 x 2Q23	Variation % 1H24 x 1H23
Loan Loss Provision Expenses	(8,465)	(8,435)	(10,362)	(16,900)	(20,088)	0.4	(18.3)	(15.9)
Income from Credit Recovery	1,473	1,288	1,168	2,761	2,098	14.4	26.1	31.6
Impairment of Financial Assets	301	(25)	(432)	276	(713)	-	-	-
Granted Discounts / Other [1]	(599)	(639)	(690)	(1,238)	(1,130)	(6.3)	(13.2)	9.6
\\ Expanded ALL	**(7,290)**	**(7,811)**	**(10,316)**	**(15,101)**	**(19,833)**	**(6.7)**	**(29.3)**	**(23.9)**

(1) Includes the result with BNDU (non-financial assets held for sale), provision for sureties and guarantees and other.

Expanded Loan Loss Provisions / Expanded Loan Portfolio



%
4.8
4.2
4.8
3.5
3.2

Expanded Loan Loss Provisions



R$ billion
10.3
9.2
10.5
7.8
7.3
2Q23
3Q
4Q
1Q24
2Q
Without Large Corporate Client
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

Loan Loss Provisions - Retail



R$ billion
▽1.4% (q/q)
▽28.5% (y/y)
10.1
8.8
8.5
7.3
7.2
2Q23
3Q
4Q
1Q24
2Q

- Improvement of vintages' quality
- Expense reduction in all comparative periods
- Efficiency in the collection

Expanded Loan Loss Provisions / Expanded Loan Portfolio decreased by 0.3 p.p. in the quarter and 1.6 p.p. in the year, reflecting new vintages' better quality in the retail operations (Individuals and Companies), and the improvements implemented in the credit granting and recovery journey, which generate higher efficiency in collection, resulting in higher loan recovery revenues.

It should be noted that even with reduced Loan Loss Provision expenses in the periods, our coverage ratio over 90 days increased in the quarter and in the last four quarters we provisioned 100% of the NPL Creation.

loan indicators

Delinquency Ratios - Reduction in all segments

Total ratio over 15 to 90 days
improvement of 0.4 p.p. q/q

Total ratio over 90 days
improvement of 0.5 p.p. q/q

Improvement in the indicator over 90 days for the fourth consecutive quarter, driven by the reduction in the all segments, reflecting the quality of the new vintages that tend to present a lower level of delay. The indicator from 15 to 90 days also showed improvement in all segments in the quarter.



15 to 90 days - %
Individuals: 4.9 4.9 5.2 5.5 5.3 5.1 4.9 5.2 4.7
Micro, Small and Medium-Sized Enterprises: 3.9 3.8 4.9 5.1 4.9 4.5 4.6 4.4 3.7
Total: 3.6 3.6 4.1 4.6 4.4 4.1 4.1 4.1 3.7
Large Corporates: - 0.1 0.1 1.4 1.3 0.5 1.3 0.4 0.2
June22 Sept Dec Mar23 June Sept Dec Mar24 June
Over 90 days - %
Individuals: 4.8 5.1 5.5 6.3 6.7 6.6 5.9 5.5 5.2
Micro, Small and Medium-Sized Enterprises: 3.9 4.5 5.3 6.2 7.0 7.2 6.8 6.4 5.4
Total: 3.5 3.9 4.3 5.1 5.7 (1) 5.6 (1) 5.1 (1) 4.8 (1) 4.3
Large Corporates: 0.1 0.1 0.1 0.2 0.7 (2) 0.6 (2) 0.6 (2) 0.6 (2) 0.2
June22 Sept Dec Mar23 June Sept Dec Mar24 June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Considering Large Corporate Client 100% provisioned: **(1)** 5.9%, 6.1%; 5.2% and 5.0%; and **(2)** 1.9%, 3.2%; 1.1%; and 1.5%.

Renegotiated portfolio

Our renegotiated active portfolio reduced 3.1% compared to Mar24, and represents 5.8% of the Bacen portfolio considering write-off loans. We maintain robust levels of provision for this portfolio, representing 2.2 times the total of past due loansover 90 days. The increase in the delinquency of this portfolio comes from older vintages.



Evolution of the balance of the Portfolio
R$ billion
Total: 31.4 38.0 39.0 39.1 38.8 37.9
Originated from portfolio in write-off: 5.1 4.2 4.3 4.2 4.2 4.3
Originated from active portfolio: 26.3 33.8 34.7 34.9 34.6 33.5
June22 June23 Sept Dec Mar24 June
(q/q) (y/y)
(2.4)% (0.3)%
3.3% 2.4%
(3.1)% (0.6)%
Originated from portfolio in write-off
Originated from active portfolio



Renegotiated Portfolio / Bacen Portfolio
%
5.0 5.1 5.2 5.7 6.1 6.2 6.2 6.1 5.8
June22 Sept Dec Mar23 June Sept Dec Mar24 June
Provision (Loan Loss Provisions) / Renegotiated Portfolio
%
62.7 62.5 63.3 63.3 61.6 62.0 60.2 61.8 63.1
June22 Sept Dec Mar23 June Sept Dec Mar24 June
2.2x
Delinquency ratio over 90 days | Renegotiated Portfolio
%
18.2 19.8 21.6 23.1 23.7 23.5 22.9 25.3 28.1
June22 Sept Dec Mar23 June Sept Dec Mar24 June

loan indicators

Coverage Ratios and Provision

Coverage Ratio - %



327
298
310
278
244
239
264
260
260
218
201
204
182
164
155
165
164
170
101
98
105
99
92
87
86
85
87
June22
Sept
Dec
Mar23
June
Sept
Dec
Mar24
June
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days
Coverage Ratio over 90 Days + Renegotiation

Portfolio in Arrears



R$ million
27,648
30,108
34,269
40,351
43,511
43,710
38,241
37,631
34,144
22,366
25,076
28,277
32,906
36,773
38,109
32,597
31,546
28,507
June22
Sept
Dec
Mar23
June
Sept
Dec
Mar24
June
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision



%
7.7
7.8
8.8
9.3
9.6
9.4
8.6
8.1
7.4
R$ million
48,790
50,334
57,741
60,032
60,196
59,137
53,901
51,643
48,508
8,749
9,743
11,081
9,397
7,013 *
5,683
5,774
6,175
6,083
21,309
19,799
22,809
21,880
20,728
19,275
17,740
16,372
17,106
18,732
20,792
23,850
28,756
32,455
34,179
30,387
29,097
25,319
Expected Losses
Incurred Losses
June22
Sept
Dec
Mar23
June
Sept
Dec
Mar24
June
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

* In June 2023, the provision of a Large Corporate client, 100% provisioned in December 2022, was moved from supplementary provision to specific provision.

loan indicators

NPL Creation | 90 Days vs. Write-offs

The NPL Creation in relation to the portfolio showed an improvement of 0.5 p.p. compared to 2Q23, with a reduction in all segments, while in the quarter the improvement was 0.1 p.p. highlighting the MSME segment. In the last four quarters, our average level of provision (gross loan loss provisions) for new defaults was 100%.


NPL Creation
R$ million
90%
92%
114%
98%
97%
1.8%
1.6%
1.3%
1.4%
1.3%
11,571 (1)
9,987 (2)
8,066 (3)
8,643 (4)
8,760
7,235
6,473
5,059
5,732
6,210
3,615
3,325
2,895
2,856
2,424
722
189
112
55
127
2Q23
3Q
4Q
1Q24
2Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals
NPL Creation / Bacen Portfolio
Gross Loan Loss Provisions Expenses / NPL Creation - 90 days

With Large Corporate client 100% provisioned: **(1)** R$13.0 bi; **(2)** R$11.7 bi; **(3)** R$8.6 bi; and **(4)** R$9.7 bi.


Write-offs
R$ million
9,134
10,314
14,092
10,743
11,799
6,066
6,970
7,305
6,836
6,706
2,849
3,127
3,541
3,317
3,422
218
216
3,245
589
1,671
2Q23
3Q
4Q
1Q24
2Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

fee and commission income

R$ million	2Q24	1Q24	2Q23	1H24	1H23	Variation % 2Q24 x 1Q24	Variation % 2Q24 x 2Q23	Variation % 1H24 x 1H23
Card Income	3,720	3,718	3,655	7,438	7,275	0.1	1.8	2.2
Checking Account	1,722	1,670	1,795	3,392	3,643	3.1	(4.1)	(6.9)
Asset Management	865	813	778	1,678	1,558	6.4	11.2	7.7
Consortia	638	648	525	1,286	1,095	(1.5)	21.5	17.4
Loans Operations	688	606	533	1,294	1,082	13.5	29.1	19.6
Collections and Payments	490	504	547	994	1,106	(2.8)	(10.4)	(10.1)
Custody and Brokerage Services	344	342	341	686	681	0.6	0.9	0.7
Capital Market / Financial Advisory Services	475	205	246	680	391	131.7	93.1	73.9
Other	375	355	336	730	671	5.6	11.6	8.8
\\ Total	**9,317**	**8,861**	**8,756**	**18,178**	**17,502**	**5.1**	**6.4**	**3.9**
\\ Business Days	**63**	**61**	**61**	**124**	**124**	**2**	**2**	**-**

Card Income

The amount transacted on credit cards surpassed the R$81 billion mark, the largest historical series, and revenues rose 2.2% in the half year, representing 40% of total fees and commission income. Of total revenues, around 50% come from high-income cards, whose revenue grew 12% in the annual comparison.

Volume Traded - Credit Cards

R$ million



78,810
80,170
79,601
80,522
81,147
2Q23
3Q
4Q
1Q24
2Q

Checking Account

The variations in the periods reflect our search for always improve the service offer to our customers and also our position in relation to the environment competitive.

Checking Account Holders

In million



38.3
38.3
38.1
38.3
38.6
2Q23
3Q
4Q
1Q24
2Q

Loans Operations Growth in the periods reflects the higher volume of credit origination, with emphasis on working capital, real estate and commissions on guarantees provided (guarantees and sureties).

Asset Management

Increase in the of Investment Funds revenue in all periods presented. This growth has been reflected especially in the net fund raising, aligned with the efforts of the entire distribution team, including Managers and Investment Specialists, who are focused on leveraging market opportunities for our clients.

Our funds continue to stand out, being among the most profitable in the industry, as indicated by the Funds Guide of Valor Econômico – FGV.

Market Share 16.4%

Investments Funds and Managed Portfolios

R$ billion



▲ 9%
1,129
1,156
1,193
1,214
1,230
June23
Sept
Dec
Mar24
June



fee and commission income

Number of Outstanding Consortium Quotas

In thousands



1,497
1,525
1,531
1,531
1,520
1,100
1,125
1,139
1,134
1,121
150
153
149
149
147
247
247
243
248
252
2Q23
3Q
4Q
1Q24
2Q
Number of Outstanding Consortium Quotas
Auto

Consortia

Market Share
Auto 24.1% | Real Estate 13.6% | Trucks, Tractors and Agricultural Implements 18.2%

Increase in fee and commission income in comparison with the previous year, highlighting the 21% of the global market share.

Key highlights of 1H24:

- More than 117 thousand quotas contemplated (R$7.4 billion concessions in letter of credit);
- Agro Bradesco Consortium had revenues of more than R$900 million, a growth of 49% vs. 1H23; and
- Digital sales grew in income more than 58% compared to 1H23.

Collections and Payments Revenues reached R$490 million in the quarter, representing 5% of total fee and commission income, in a resilient performance in comparison to the new modalities available in the market.

Capital Market / Financial Advisory Services

The quarter results reflect good performances in capturing business opportunities in the capital market in all segments. We advised in 122 operations in 2Q24, totaling about R$148 billion in volume of transactions. Below are the main highlights:

Fixed Income: Advisory services and structuring of 116 transactions with a volume of R$138.1 billion.

Variable Income: Coordination and distribution of five operations with a volume of R$9.8 billion.

Custody - In the 2Q24, we registered R$2.4 trillion of assets under custody, a growth of 10% in 12 months.

Assets under Custody

R$ billion



▲ 10%
2,188
2,227
2,337
2,351
2,398
2Q23
3Q
4Q
1Q24
2Q

operating expenses

The performance of our operating expenses reflects our strategy to adjust the cost of serving, which already presents positive results. In this quarter, we accelerated movements in the physical network and maintained strict cost control, without compromising investments in technology, development, infrastructure and strengthening the framework with greater hiring in the areas of technology, credit and investments. **Variations in periods are within our estimates for the annual guidance.**

R$ million	2Q24	1Q24	2Q23	1H24	1H23	Variation % 2Q24 x 1Q24	Variation % 2Q24 x 2Q23	Variation % 1H24 x 1H23
\\ Personnel Expenses	**(6,627)**	**(6,368)**	**(6,155)**	**(12,995)**	**(12,186)**	**4.1**	**7.7**	**6.6**
Payroll, Social Charges, Benefits and Training	(5,430)	(5,338)	(5,073)	(10,768)	(10,014)	1.7	7.0	7.5
Management and Employee Profit Sharing	(648)	(617)	(706)	(1,265)	(1,417)	5.0	(8.2)	(10.7)
Terminations Costs and Provision for Labor Claims	(549)	(413)	(376)	(962)	(755)	32.9	46.0	27.4
Total Administrative Expenses	**(5,729)**	**(5,483)**	**(5,559)**	**(11,212)**	**(10,977)**	**4.5**	**3.1**	**2.1**
Administrative Expenses	**(4,606)**	**(4,369)**	**(4,520)**	**(8,975)**	**(8,903)**	**5.4**	**1.9**	**0.8**
Outsourced Services	(1,452)	(1,276)	(1,405)	(2,728)	(2,690)	13.8	3.3	1.4
Data Processing and Communication	(959)	(979)	(963)	(1,938)	(2,023)	(2.0)	(0.4)	(4.2)
Facilities (1)	(659)	(669)	(662)	(1,328)	(1,315)	(1.5)	(0.5)	1.0
Financial System Services	(305)	(305)	(365)	(610)	(653)	-	(16.4)	(6.6)
Advertising and Marketing	(384)	(334)	(311)	(718)	(598)	15.0	23.5	20.1
Transportation	(196)	(192)	(188)	(388)	(384)	2.1	4.3	1.0
Other (2)	(651)	(614)	(626)	(1,265)	(1,240)	6.0	4.0	2.0
Depreciation and Amortization	**(1,123)**	**(1,114)**	**(1,039)**	**(2,237)**	**(2,074)**	**0.8**	**8.1**	**7.9**
\\ Other Operating Expenses Net of Revenue	**(2,110)**	**(1,509)**	**(1,360)**	**(3,619)**	**(2,704)**	**39.8**	**55.1**	**33.8**
Expenses with Marketing of Cards	(603)	(530)	(460)	(1,133)	(929)	13.8	31.1	22.0
Civil and Tax Contingencies	(772)	(583)	(163)	(1,355)	(9)	32.4	-	-
Claims	(172)	(122)	(168)	(294)	(321)	41.0	2.6	(8.3)
Other	(563)	(274)	(570)	(837)	(1,446)	105.5	(1.2)	(42.1)
\\ Total Operating Expenses	**(14,466)**	**(13,360)**	**(13,074)**	**(27,826)**	**(25,867)**	**8.3**	**10.6**	**7.6**

(1) Contemplates Asset Maintenance and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels and Materials.

84.7 thousand employees

Personnel Expenses – The variation of the quarter is related to the reinforcement of the employees, mainly in the areas of technology concentrated on analytics and data scientists, investment and credit specialists, higher expenses with profit sharing given the growth of profit, investments in training and expenses with labor lawsuits. In addition to these effects, the variations in relation to 2023 include the effect of the collective agreement, which adjusted wages and benefits by 4.58% from September 2023.

Administrative Expenses – Variations reflect spending on institutional campaigns and higher expenses on third-party services related to collection actions and consulting expenses related to our transformation project.

It is worth noting that the administrative expenses of 1H24 vs. 1H23 grew 2.1%, below inflation rates, due to the strict cost control and continuous improvement of our service network, committed to the balance between operational efficiency and the quality of services offered to our clients, focused on providing the best customer experience and driving business creation in an agile and assertive way.

Branches / Business Units / Service Centers



8,227
7,527
7,477
7,388
7,173
6,762
4,325
4,009
3,958
3,873
3,667
3,443
976
731
765
820
802
809
2,926
2,787
2,754
2,695
2,704
2,510
June22
June23
Sept
Dec
Mar24
June
Service Centers
Business Units
Branches
Retail + Prime: 2,240
Companies & Business: 122
Digital Platform: 75
Corporate: 73

Other Operating Expenses Net of Revenue – The variations in the periods reflect the movements in civil and fiscal contingencies, higher expenses with card commercialization, driven by the high-income segment and higher operational provisions, observed both in the financial and insurance activities.

dynamics of the insurance business

2Q24

Net Income	ROAE	Revenues from Insurance Premiums, Pension Contributions and Capitalization Bonds
R$2.2 billion △12.7% q/q	22.1%	R$30.2 billion △8.0% q/q

Grupo Bradesco Seguros recorded a net income of R$2.2 billion in 2Q24, a growth of 12.7% compared to 1Q24, with an evolution of the ROAE from 19.8% to 22.1%. The revenue from premiums, pension contributions and capitalization bonds amounted to R$30.2 billion (+8.0% vs. 1Q24). In 1H24, the net income reached R$4.1 billion (+0.1% vs. 1H23), and the revenues and contributions totaled R$58.2 billion (+15.2% vs. 1H23).

The increase in premium revenues, pension contributions and revenues with capitalization bonds and the positive performance of the financial income in 2Q24, compared to 1Q24, contributed to the advancement of the income from operations, which reached R$4.6 billion in 2Q24 (+16.2% vs. 1Q24) and R$8.6 billion in the 1H24 (+1.5% vs. 1H23). It is worth highlighting the increase in the number of customers in all of our Insurance Group companies in relation to 1Q24, and the improvement in all of the company's performance indicators in 1H24, in particular the Claims Indices-, which decreased 2.6 p.p., to 78.5%, and Administrative Efficiency, which stood at 3.7%, one of the best levels of the last periods. In the year, the Technical Provisions grew by 12.3%, reaching R$382.4 billion, and the financial assets evolved 10.8%, reaching R$403.3 billion. In indemnities and benefits, R$27.4 billion were paid in 1H24 (+5.9% vs. 1H23).

In order to provide even more fluid and assertive experiences for clients and brokers, the company intensified strategic investments in technology, data intelligence and design. Among the results obtained, the sales of products marketed in digital channels reached R$2.7 billion in 1H24, reaching 2.2 million items, with a growth of 42.2% in the amount of business compared to the same period in 2023.

Atlântica Hospitais e Participações, a subsidiary of Bradseg Participações and a member of Grupo Bradesco Seguros, and Grupo D'Or, one of the main hospital networks in the country, announced an Investment Agreement aiming at the creation of a new hospital network. Bradesco Saúde (Health) has launched the *Recomendador de Planos* (Plan Recommendation) for Small and Medium-Sized Enterprises – which makes it possible to compare on the same screen the characteristics of the product, such as network, reimbursement, coverage and differentials – and a new modality of products with Specific Reimbursement.

In Private Pension Plans, Bradesco Vida e Previdência (Life and Pension) achieved significant results in 1H24, with net fund raising of R$5.0 billion in the period. Regarding products, the company launched in June the *Tag Prev PJ*, a solution which enables the configuration and simplified implementation of private pension plans for the Small and Medium-sized Enterprises segment with ten or more employees and/or monthly billing in the plan between R$10 thousand and R$50 thousand.

In Life Insurance, the product grid launched at the end of 2023 continued to achieve sales records, reaching the amount of R$1.8 billion from January to June 2024. For the second year, in May, Bradesco Travel Insurance of Bradesco Vida e Previdência was elected the Right Choice by Proteste, an entity recognized as a reference in the evaluation of products and services.

In order to mitigate the losses caused to its insured clients by the heavy rains that hit Rio Grande do Sul, Bradesco Seguros promoted emergency operations covering the segments of Auto Insurance and Property & Casualty Insurance in the region. The total amount of compensation reached R$165 million.

Bradesco Capitalização launched the Max Prêmios Livelo, in partnership with Livelo, Brazil's largest rewards program. The product allows the Individual's client to exchange their points for a capitalization bond to participate in more than 80 weekly draws in the amount of up to R$10 thousand.

insurance net income statement

R$ million	2Q24	1Q24	2Q23	1H24	1H23	Variation % 2Q24 x 1Q24	Variation % 2Q24 x 2Q23	Variation % 1H24 x 1H23
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	16,776	16,207	16,082	32,983	31,128	3.5	4.3	6.0
Retained Claims	(11,522)	(11,626)	(11,090)	(23,148)	(22,166)	(0.9)	3.9	4.4
Capitalization Bond Draws and Redemptions	(1,476)	(1,387)	(1,253)	(2,863)	(2,614)	6.4	17.8	9.5
Selling Expenses	(1,022)	(1,007)	(973)	(2,029)	(1,936)	1.5	5.1	4.8
Financial Results	1,888	1,810	2,074	3,698	4,097	4.3	(9.0)	(9.7)
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**4,644**	**3,997**	**4,841**	**8,641**	**8,510**	**16.2**	**(4.1)**	**1.5**
Fee and Commission Income	478	455	427	933	864	5.1	11.9	8.0
Personnel Expenses	(553)	(538)	(519)	(1,091)	(1,006)	2.8	6.6	8.5
Other Administrative Expenses	(555)	(510)	(502)	(1,065)	(939)	8.8	10.4	13.4
Others	(300)	(108)	(460)	(408)	(716)	-	(34.8)	(43.0)
\\ Operating Income	**3,714**	**3,296**	**3,787**	**7,010**	**6,713**	**12.7**	**(1.9)**	**4.4**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,517)	(1,346)	(1,415)	(2,863)	(2,570)	12.7	7.2	11.4
\\ Recurring Net Income	**2,197**	**1,950**	**2,372**	**4,147**	**4,143**	**12.7**	**(7.4)**	**0.1**
Life and Pension Plans	1,379	1,142	1,494	2,521	2,579	20.8	(7.7)	(2.3)
Health	335	320	243	655	353	4.6	37.9	85.8
Capitalization Bonds	173	180	150	353	329	(4.1)	15.6	7.6
Property & Casualty and Others	310	308	486	618	882	0.6	(36.2)	(29.9)
\\ Selected Asset Data								
Total Assets	434,394	422,519	392,448	434,394	392,448	2.8	10.7	10.7
Securities	403,335	392,643	364,148	403,335	364,148	2.7	10.8	10.8
Technical Provisions	382,390	372,673	340,542	382,390	340,542	2.6	12.3	12.3
Shareholder's Equity [1]	37,674	36,662	36,663	37,674	36,663	2.8	2.8	2.8

(1) In June 2024, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$21,091 million.
Note: The minimum capital required (MCR) totaled R$13.6 billion in May 2024.

Income from insurance, pension plans and capitalization bonds +16.2% vs. 1Q24



Net Income and ROAE
%
20.9
24.5
23.9
24.8
19.8
22.1
R$ million
1,806
2,372
2,354
2,486
1,950
2,197
768
1,494
1,301
1,412
1,142
1,379
603
486
606
580
308
310
265
243
262
307
320
335
170
150
186
186
180
173
2Q22
2Q23
3Q
4Q
1Q24
2Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

In 2Q24, the continued good performance of the income from insurance, pension plans and capitalization operations is influenced, substantially, by the increase in premium revenues, pension contributions and capitalization revenues.

Performance 2Q24 vs. 1Q24	Revenues	Claims	Marketing Index	Financial Results
Life and Pension Plans	△	▽	△	△
Health	△	▽	-	▽
Capitalization Bonds	△	-	-	▽
Property & Casualty and Others	△	△	△	▽

In 1H24, premium revenues, pension contributions and the revenues with capitalization bond of products marketed by self-service in digital channels reached R$2.7 billion, reaching 2.2 million products sold, with a 42.2% increase in the quantity of products.

revenues from premiums, pension contributions and capitalization bonds and insurance operating income

Revenues From Premium, Pension Contributions and Capitalization Bonds Revenues – Revenue and Administrative Efficiency Ratio


%
3.7
3.5
3.6
3.7
4.1
3.7
3.8
3.7
3.6
R$ million
23,645
25,149
24,495
24,997
25,463
28,165
27,999
27,951
30,200
11,416
2,086
8,574
1,569
2Q22
11,870
2,429
9,131
1,719
3Q
11,168
2,312
9,527
1,488
4Q
11,338
2,135
9,949
1,574
1Q23
11,380
2,410
10,222
1,451
2Q
13,422
2,501
10,585
1,656
3Q
13,153
2,286
10,986
1,574
4Q
13,169
2,097
11,103
1,582
1Q24
14,801
2,410
11,300
1,689
2Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims


%
80.9
80.5
80.2
82.1
81.1
80.9
80.3
78.4
78.5
R$ million
19,048
29,050
39,417
11,076
22,166
33,721
45,269
11,626
23,148
6M22
9M22
12M22
3M23
6M23
9M23
12M23
3M24
6M24
Retained Claims
Claims

Income From Insurance, Pension Plans and Capitalization Bonds


R$ million
3,707
1,959
1,748
2Q22
3,469
1,460
2,009
3Q
4,300
2,241
2,059
4Q
3,669
2,023
1,646
1Q23
4,841
2,074
2,767
2Q
4,624
1,744
2,880
3Q
4,745
2,204
2,541
4Q
3,997
1,810
2,187
1Q24
4,644
1,888
2,756
2Q
Operating Income
Financial Result

The continued good performance of revenues from premiums, pension contributions and the capitalization bonds, and the growth of the financial income, contributed to the evolution of the income from operations in the quarter.

technical provisions and insurance activity indicators

Technical Provisions

The technical provisions totaled R$382.4 billion in June 2024, an increase of 12.3% in 12 months and 2.6% in the quarter, with higher provisions in the "Life", "Pension" and "Health" segments.



R$ million
307,819
316,560
324,024
332,905
340,542
349,569
360,803
372,673
382,390
277,831
286,047
292,954
300,734
308,090
316,949
327,498
338,282
346,713
15,598
15,477
15,599
16,572
16,609
16,570
17,174
18,354
19,310
8,803
8,949
9,134
9,163
9,154
9,121
9,200
9,232
9,343
5,587
6,087
6,336
6,435
6,689
6,930
6,931
6,805
7,024
June22
Sept
Dec
Mar23
June
Sept
Dec
Mar24
June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Marketing Index

Combined Ratio



%
91.2
89.2
91.8
93.0
91.2
91.3
89.4
89.1
89.7
102.7
101.3
103.5
104.5
101.3
103.0
99.9
100.2
100.3
96.4
90.9
91.1
95.4
93.5
90.1
90.3
95.1
95.9
60.9
55.1
62.8
59.5
63.3
62.4
58.5
54.8
55.8
2Q22
3Q
4Q
1Q23
2Q
3Q
4Q
1Q24
2Q
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.

Claims Ratio



%
80.2
80.5
78.5
78.4
78.6
91.5
92.4
89.8
89.7
89.6
59.4
57.3
53.2
55.3
60.6
41.3
43.4
42.1
38.9
36.9
36.8
29.1
33.9
35.0
33.5
2Q23
3Q
4Q
1Q24
2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Acquisition Cost Ratio



%
7.0
6.8
6.6
6.7
6.8
19.7
18.9
19.1
19.3
19.3
16.3
16.4
16.2
15.9
16.1
14.8
14.9
15.1
14.8
15.6
4.0
3.7
3.6
3.8
3.8
2Q23
3Q
4Q
1Q24
2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Number of Contracts / Clients – Bradesco Vida e Previdência


In thousand
30,838
2,948
27,890
June23
29,642
2,971
26,671
Sept
28,264
2,996
25,268
Dec
27,691
3,031
24,660
Mar24
27,975
3,066
24,909
June
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,892
111
3,781
June23
3,871
110
3,761
Sept
3,856
108
3,748
Dec
3,755
107
3,648
Mar24
3,756
106
3,650
June
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders


In thousand
3,030
1,507
1,523
June23
3,003
1,492
1,511
Sept
3,031
1,546
1,485
Dec
2,972
1,523
1,449
Mar24
3,025
1,582
1,443
June
Auto/Optional Third-Party Liability
P&C

Number of Clients (Capitalization Bonds)


In thousand
3,154
June23
3,146
Sept
3,133
Dec
3,179
Mar24
3,201
June

basel

Total Ratio

15.2%

Tier I Ratio

12.6%

Common Equity Ratio

11.1%

Our ratios remained above the regulatory limits, due to the capacity to generate capital (net income) and prudential adjustments, which absorbed the increase in risk-weighted assets (RWA), remuneration to the shareholders and MTM of securities - equity valuation adjustments.

Changes in the Tier I Ratio in the quarter



%
Limits since April, 2022(1)
9.50% Tier 1
8.00% Additional Capital
12.7
1.5
11.2
0.5
(0.2)
(0.3)
0.3
(0.4)
12.6
1.5
11.1
Mar24
Net Income
MTM of Securities - Equity Valuation Adjustments
Remuneration to the Shareholders
Effects of Prudential Adjustments
Risk-Weighted Assets
June24
Common Equity
Additional Capital

(1) Refers to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity.



%
15.6
13.3
1.4
11.9
2.3
June22
15.8
13.6
1.5
12.1
2.2
Sept
14.8
12.4
1.5
11.0
2.4
Dec
15.1
12.6
1.5
11.1
2.5
Mar23
15.5
12.9
1.5
11.4
2.7
June
16.0
13.4
1.6
11.8
2.5
Sept
15.8
13.2
1.6
11.7
2.6
Dec
15.4
12.7
1.5
11.2
2.6
Mar24
15.2
12.6
1.5
11.1
2.6
June
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

guidance, indicators & economic perspectives

The following table shows our result estimates for 2024, without changes to the initial guidance previously disclosed. It is worth noting that the initial guidance was prepared on an annual basis, therefore, the performance in the first half of the year should not be compared with the annual estimate due to seasonality, bases for comparison between periods and expected performance by the end of the year for each line.

	2024	
Guidance	Annual indicator	1H24 vs. 1H23
Expanded Loan Portfolio	7% to 11%	5.0%
Net Interest Income	3% to 7%	(7.5%)
Fee and Commission Income	2% to 6%	3.9%
Operating Expenses (Personnel + Administrative + Other)	5% to 9% (1)	7.6%
Income from Insurance, Pension Plans and Capitalization Bonds	4% to 8%	1.5%
Expanded loan loss provisions - R$ billion	R$35 to R$39	R$15.1

(1) Administrative and personnel expenses grow in line with inflation.

	2Q24	1Q24	2Q23	1H24	1H23
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	2.53	2.62	3.15	5.22	6.50
Ibovespa	(3.28)	(4.53)	15.91	(7.66)	7.61
USD – Commercial Rate	11.26	3.20	(5.14)	14.82	(7.64)
General Market Price Index (IGP-M)	2.02	(0.91)	(4.65)	1.09	(4.46)
Extended Consumer Price Index (IPCA)	1.05	1.41	0.76	2.48	2.87
Business Days (#)	63	61	61	124	124
Calendar Days (#)	91	91	91	182	181
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.5589	4.9962	4.8192	5.5589	4.8192
CDS 5 years (Points)	170	138	177	170	177
Selic - Base Interest Rate (% p.a.)	10.50	10.75	13.75	10.50	13.75
BM&F Fixed Rate (% p.a.)	11.18	9.85	11.72	11.18	11.72

Bradesco Forecast

%	2024	2025
USD - Commercial Rate (year-end) - R$	5.30	5.10
Extended Consumer Price Index (IPCA)	4.1	3.4
General Market Price Index (IGP-M)	4.0	3.8
Selic (year-end)	10.50	10.50
Gross Domestic Product (PIB)	2.3	1.5

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Additional Information

corporate strategy

Aligned to our purpose of creating opportunities for people's achievement and sustainable development of companies and society. In February 2024, we released an update of Bradesco's strategy, presenting a plan that reaffirms our ambition to be a complete, profitable bank and prepared to compete in the short and long-term.

With a robust and accelerated approach, we will focus our attention on ten key themes, connecting our actions to our ambitions and strengthening our core commitments:

business: mass retail; affluent; SMEs; payments and cash management; and credit cycle.

enablers: intra-group synergy and innovation; agile technology and model; organizational structure; management and culture model; and operation efficiency.

customer-centric

The client is at the heart of our decisions, there are more than 80 years of partnership, participating in all their moments of life. Whether on mobile, in branches, on the computer, or by BIA, we are present in the best moments, helping to conquer their dreams through a healthier financial life.

We will continue this way, working with a focus on promoting the best experience, listening to what clients have to tell us combined with the use of data intelligence. Thus, we develop products and services that are increasingly complete and appropriate to the needs, desires and life moment of each client.

The client's voice

To boost the front of customer-centric, we dedicate an exclusive area to the development of the best experience. As a result, we are always promoting solutions related to their needs, such as the corporate chat Net Empresa, a new service channel that is gradually coming to the MEI (Individual Micro Enterpreneur) public, streamlining contact with the client and reducing the need to go to the branch. In addition, we also include contactless payment solutions, additional card request, dispute of charges and temporary block directly by the Bradesco PF App (for Individuals), facilitating the day to day of the user who now has the main credit card functions in a single application.

Control of your financial life (Financial Manager)

Thinking of helping clients in building a healthier and simpler financial life, we provide a financial manager that allows the user to gather, in one place, the data of Bradesco accounts and cards and other institutions. The "Meus Bancos" ("My Banks") is available on the Bradesco App for all Individual clients, while the solution "Bancos da Empresa" ("Company Banks") is in the Net Empresa App and is directed to the Corporate public.

With the financial manager, clients have a complete view of their finances, making it easier to manage their banking life actively. We walk with the user to assist them according to their needs and desires, so we send them personalized insights that suit their routine.

NPS

2Q24 vs. 3Q20

NPS Bank	NPS Checking Account	NPS Credit Cards	NPS Personal Loans
+22 p.p.	+24 p.p.	+27 p.p.	+33 p.p.

The historical record of NPS results achieved in 2Q24 reflect the dedication and consistency of Bradesco's work aimed at listening, learning and evolving according to the client's voice. In this way, more than results expressed in numbers, we see this manifest in daily operations, in action plans and in innovations developed and put into practice in everyday life.

The adoption of sound governance is part of a living commitment – always renewed – aimed at ensuring that customer-centricity is a key driver of our strategy. We chose a robust methodology that combines NPS metrics with innovative technologies and multidisciplinary teams dedicated to transforming insights into priority actions that benefit our clients. Open dialog and building lasting relationships based on trust allow our service model to always encourage our clients and users to contribute to the improvement of our products, services and solutions. The client's voice is, and will always be, the main tool to direct the practices of all our employees, driven by the involvement of the Organization's Senior Management.

In 2024, we further expanded the proximity between our executives and our clients through the EscultaBRA, an exclusive space for making connections to clients who responded to the surveys. It is a care dedicated to comprehensively understand the expectations and pains, transforming all opportunities for improvement into effective action plans.

In addition to structured and recurring research, active listening is also practiced by Senior Management through the forum "Client Council". In this meeting, in a face-to-face meeting format, guest clients assume the role of advisors and, in the presence of leaders and executives, share their experiences and journeys with the institution, signaling pathways of evolution, good market practices and vision of the future. This collaboration is materialized in the various emergency and structuring action plans that, in the same way, are accompanied by client advisors in positioning sessions.

The effectiveness of this proximity is clearly reflected in the Bank's NPS and some of its main products: Checking Account, Credit Card and Personal Loans, thanks to initiatives that provide greater security to operations, plus more autonomy and practicality to clients.

In a context of many transformations and an increasingly dynamic, competitive and challenging market, the solidity and confidence translated by the name Bradesco are direct results of the commitment to always have the client as a reason for the existence of the Organization, our first and most important asset.

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

our people

diversity, equity and inclusion

commitment to diversity and representativeness

SIGNED COMMITMENTS:

- Instituto Ethos
- The Valuable 500
- fórum de empresas e direitos lgbti+
- Iniciativa Empresarial pela Igualdade Racial
- coalizão
- Princípios de Empoderamento das Mulheres – ONU Mulheres – United Nations Global Compact
- HeForShe

84.7 thousand employees

51% are women

29% are black people

35% in leadership positions are women

22% in leadership positions are black people

5% are people with disabilities

UNIBRAD | development solutions and training

education, inclusion and democratization of knowledge

+449 thousand participants in trainings **(in 2Q24)**

main recognitions in 2Q24

\\ GPTW Award – Healthy Management

\\ GPTW Award – Women

\\ GPTW Award – PwD

\\ GPTW Award - Ethnic/Racial

\\ Top Employers 2024 Certification

\\ Linkedln – Top Company 2024

sustainability

Sustainability is integrated within our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

strategy

Considering the main challenges and global trends of the agenda, we chose three themes to promote an agenda of change:

sustainable business

Driving positive impact businesses that foster social and environmental development.

climate agenda

Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities.

financial citizenship

Promoting education and financial inclusion to boost socioeconomic development.

Commitments

Goal – we reached **100%** of the goal of directing R$250 billion for assets, sectors and activities with socio-environmental benefits by 2025.

Net-zero – aligning our loan and investment portfolios to achieve net-zero carbon emissions by 2050.

PRB Commitment to Health and Financial Inclusion – accelerating actions for inclusion, health and financial well-being.

100% of our structures are supplied by **renewable energy sources.**

We neutralize 100% of greenhouse gas emissions generated by our operations.

We **measure** the carbon emissions of **100% of our Corporate loan portfolio.**

governance

We have a robust sustainability governance structure integrated with risk management and business. The main decisions and the strategic direction are conducted by the Sustainability and Diversity Committee, subordinate to Council, which is required to meet bimonthly. The Committee is composed of members of the Board of Directors and of members of the Board of Executive Officers, including its CEO.

transparency

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, among others.

For more information, visit the Integrated Report

performance

Our evolution in the management of ESG aspects is evidenced by the performance mostly above the industry average in the evaluations of specialized ratings and permanence in the main sustainability indexes, such as Dow Jones, ISE, CDP, among others.

quarter highlight

In June 2024, we reached, before the expected time, the goal of allocating R$250 billion to assets, sectors and activities with socio-environmental benefits by 2025, a commitment we made in 2021. We remain committed to allocating more and more resources to drive sustainable business, in line with our strategy of actions, which includes walking side by side with our clients, guiding and engaging them in relation to social, environmental and climate risks and opportunities.

At the beginning of June, we released our 2023 editions of the Integrated Report and the ESG Report, reinforcing our ongoing commitment to transparency and sustainability. Together, the documents share important information on our governance, strategy, risk management model and opportunities, the main financial income achieved in the fiscal year, including the performance in environmental, social and climate indicators.

digital in figures

99% transactions are carried out through **Digital Channels**

95% are concentrated on **Mobile** and **Internet**

App Individuals

Other business | In R$ | 1H24 vs. 1H23

- **+17%** Pension Plans
- **+25%** Renegotiation of Debts
- **+46%** Insurance
- **+67%** Capitalization Bonds
- **+13%** Consortia
- **+45%** Issuing of Credit Cards (in qty)

NPS Mobile

Total Individuals	
3Q20	100
2Q24	108

Total Companies Retail	
2H20	100
2Q24	111

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

Much More Business | Mobile Credits

In R$ | 1H24 vs. 1H23

Individuals **+53% Credits Released**

Highlight to:

+57% Payroll-deductible loans (Public, Private and INSS)

Listening to the client in every journey:

★ Rating: **4.8** of 5

Companies **+134% Credits Released**

Highlight to:

+198% Working Capital

Listening to the client in every journey:

★ Rating: **4.9** of 5

Bradesco's App Rating Individuals June24

Apple **4.7** of 5

Play **4.6** of 5

BIA

The Bradesco virtual assistant LISTENS, UNDERSTANDS and ASSISTS clients

- Serves clients and employees
- Pioneer bank in the use of AI + voice
- BIA against harassment

2Q24 Highlights on BIA WhatsApp

Renegotiation of Debts: It allows the client to simulate and renegotiate debts with instant communication, personalization and agile approval, transforming the financial journey.

Payment of Bank Payment Slips: With the ease of the digitized line, clients can pay their bills in an agile and secure way.

Multiplatform

- App
- Branches
- Ágora
- Fone Fácil

bradesco expresso

38.4 thousand Correspondents banks

+419 vs. Mar24

100% of Brazilians have a Bradesco correspondent nearby



EXPANSION of the **island model**

(specific service structure with standardized visual identity in commercial establishments)

261 Business Islands providing more specialized services, producing **30% more insurance** and **150% more credit** than correspondents in the traditional model

OUR AUDIENCE

We serve **a diverse audience** of Bradesco's **account and non-account holders**, including the population over 18 years, employees/self-employed people and beneficiaries of the INSS

58 % Highest historical level

of correspondents **marketing credit or insurance products**

3x more

customized product offers vs. 1Q24 (total **~8.1 MM** - every month)

6x more

correspondents on the **new sales platform** vs. 1Q24 (total +7 thousand)

+11 thousand

training sessions carried out on the new platform (reference business unit in quality of customer service)

100 % vs. 26% in 2Q23

of the **internalized technological park**

- ✓ symmetry
- ✓ cost reduction
- ✓ greater quality and agility in the implementation of new products and services

international operations

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for individuals and legal entities through our Corporate and Global Private Banking platforms. The service to multinational companies is materialized both by supporting foreign multinationals operating in Brazil or Brazilian companies with operations abroad, and in acting as the main communication link between prospective multinational clients and Bradesco Brasil.


London
New York
Luxembourg
Mexico
Miami
Hong Kong
Grand Cayman

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

Luxembourg

Banco Bradesco Europa S.A.

New York

Bradesco Securities, Inc.

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

London

Bradesco Securities UK Limited

Grand Cayman

Cidade Capital Markets Ltd.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

My Account

International digital account

Opening of more than **190 thousand accounts** in less than a year

Make withdrawals and purchases in **195 countries** and **180 different**

My Account is an international and digital Bradesco account that can be opened on the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with dynamic CVV, which brings more convenience and security.

- 100% digital journey via App
- Customizable quotation alert and quotation based on the commercial dollar
- Customized card
- Transfer between the Bradesco account and My Account at any time/day

bradesco bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Affluent Segments, in addition to solutions for clients in the Corporate segment.

Net operating revenue △ **6%** y/y

Net income △ **35%** y/y

Assets under Custody (AuC) △ **11%** y/y

Loan portfolio △ **20%** y/y

Funding through deposits △ **20%** y/y

For you
Individuals Solution

Banking
Full checking account for making **payments, transfers, online banking and international debit card** for purchases and withdrawals.

Credit Card
Visa card accepted in **195 countries** with exclusive benefits, including the **Livelo loyalty** program and **connectivity with digital wallets.**

Real Estate Financing
Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process.

Investments

Private Client:

Investment solutions **adapted to the risk profile** of each client:

- Fixed income;
- ETFs;
- Investment Funds; e
- Structured Operations.

Affluent Client:

- CDB with pre-fixed dollar rates with FDIC guarantee; and
- Digital portfolio investment platform managed for the most diverse investor profiles.

For your business
Companies Solution

Cash Management
Checking account, Money Market and Remunerated deposits.

Payment
Correspondent bank and international transfers.

Documentary Services
Collection of Exports and Corporate Credit Card.

Corporate Credit Solutions
Financing of import, export and working capital.

ÁGORA
A CASA DE INVESTIMENTOS DO BRADESCO

With more than 30 years of history, Ágora, Bradesco's investment house, is a complete investment platform. Recognized for its broad portfolio of products, it covers the different classes of assets, such as fixed income, variable income, investment funds, pension plans and customized solutions; and offers to Bradesco account holders and non-account holders bank products and also of third parties.

Ágora Investments in Figures

Client Base

+18.1% in 12 months

2Q24 — 1.1 Million

2Q23 — 943.1 Thousand

Assets under Custody

+19.2% in 12 months

JUNE24 — R$96.2 Billion

JUNE23 — R$80.7 Billion

Ágora's App rating June24



App Store: **4.7** of 5

Google Play: **4.7** of 5

Reclame Aqui Review | June24

8.6 of 10

Highlights



Specialized Assistance

With the purpose of supporting the client in the best investment decision and portfolio formation, according to their objectives and their investor profile



Product Portfolio

Broad portfolio with a careful curation process, which includes Bradesco products and relevant market partners



Content of Research & Economics

Reports and analyses, developed by our award-winning Research and Economics team and Financial Education Platform (Academy)



Digital Experience

Complete and intuitive digital journey, with all the solutions offered by the house available on the website and on the App

Be well informed about everything that happens in the market by accessing our profiles on the social networks.

next

Born entirely digital and focused on customer-centricity, next continues its evolution trajectory, maximizing the use of Bradesco solutions to ensure synergy and efficiency.

With data intensive use, sophisticated algorithms and anthropological studies, next anticipates client trends and behaviors, becoming more assertive in product offerings for each profile.

It offers a range of financial and non-financial solutions that accompany client journeys: Account, Debit and Credit Cards, investments (including all the portfolio made available by Ágora), Loans, Insurance, Financial Management tool, Payments, Transfers, Mobile Top-Up, Tag for Tolls and Parking Lots (Veloe), various benefits in the Gift (Mimos) Hub and integration with the main Digital Wallets.

Total Financial Traded
In million



20%
100
111
120
2Q23
1Q24
2Q24

***Reclame Aqui* Review | June24**

8.4 of 10

In addition, nextjoy is a digital account focused on the public from 0 to 17 years that offers financial education with all the magic of the Disney Universe, as an important channel for the banking inclusion and loyalty of these young people.

In an integrated way with the structures of the respective areas of the Bank, next observed an important gain in operational efficiency, reducing the cost of serving, maintaining the evolution of its indicators of relationship and customer satisfaction and increasing their engagement.

digio

It's a bank. It's digital. It's Bradesco.

HIGHLIGHTS 2Q24

We closed another quarter with a positive operating margin, adding R$31 million in the 2Q24 vs. 1Q24.

Launch of the **Digio Bradesco App** in the **Bradesco Expresso** correspondents' network

Launch of **Mobile Insurance** in the Uber account

Distribution of **digital INSS** through WhatsApp.

Total Accounts
In million



78%
4.2
6.2
13.2
2Q22
2Q23
2Q24

Total Portfolio
In R$ billion



93%
2.9
4.7
10.7
2Q22
2Q23
2Q24

Total Revenues
In R$ million



47%
262
361
567
2Q22
2Q23
2Q24

8.2 of 10 — Excellent reputation on *Reclame Aqui* | June24

4.2 of 5 — Google My Business | June24

Review in Stores | June24



	iOS	Android
digio	4.6 of 5	4.3 of 5
Uber Account	4.8 of 5	4.2 of 5

service points, clients and market share

	June24	Mar24	June23
\\ Structural Information - Units			
Customer Service Points	82,375	82,374	85,955
- Branches	2,510	2,704	2,787
Retail + Prime	2,240	2,437	2,630
Companies & Business	122	122	15
Corporate	73	73	70
Digital Platform	75	72	72
- Service Centers	2,941	3,158	3,443
- Electronic Service Centers	502	509	566
- Business Units	809	802	731
- Banco24Horas Network	17,540	17,826	17,852
- Bradesco Expresso (Correspondent Banks)	38,402	37,983	40,988
- Bradesco Financiamentos	19,657	19,378	19,573
- Branches, Subsidiaries and Representation Office, Abroad	14	14	15
ATMs	41,148	42,741	44,787
- Onsite Network - Bradesco	17,268	18,608	20,604
- Banco24Horas Network	23,880	24,133	24,183
Employees	84,711	85,634	85,284
Outsourced Employees and Interns	2,812	2,687	2,120
\\ Customers - In million			
Total Customers	72.9	72.3	72.0
Account Holders [1]	38.6	38.3	38.3
Savings Accounts	67.5	65.6	65.9
\\ Market Share % - BACEN | main products and services in relation to the market			
\ Bank			
Demand Deposits	N/A	8.3	9.0
Savings Deposits	13.0	12.8	13.0
Time Deposits	N/A	12.2	13.1
Loans	10.1	10.1	10.8
Loans - Private Institutions	17.6	17.7	18.9
Loans - Vehicles Individuals (CDC + Leasing)	10.7	10.8	12.5
Payroll-Deductible Loans	14.3	14.4	14.7
Social Security Institute (INSS)	15.9	16.3	17.3
Private Sector	11.5	11.5	11.4
Public Sector	13.5	13.4	13.4
Real Estate Financing	9.1	9.0	9.2
\ Consortia			
Real Estate	13.6 [2]	14.0	16.4
Auto	24.1 [2]	25.0	26.1
Trucks, Tractors and Agricultural Implements	18.2 [2]	18.8	21.9
\ International Division			
Export Market	14.3 [2]	15.1	10.9
Import Market	7.5 [2]	8.2	7.4
\ Insurance			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	N/A	22.4	22.8
Technical provisions for insurance, pension plans and capitalization bonds	N/A	21.8	22.0
Pension Plan Investment Portfolios (including VGBL)	21.9 [2]	21.8	22.5
\ Funds			
Investment Funds and Managed Portfolios	16.4	16.3	16.6
\ National Social Security Institute (INSS)			
Benefit Payment to Retirees and Pensioners	28.9	29.5	30.7
\ Leasing			
Lending Operations	N/A	26.1	22.2

(1) Includes salary account; **(2)** Reference date: May 2024; and **N/A** – Not available.

return to shareholders

main ratios

price / income ratio [1]

Indicates the possible number of years (fiscal) in which the investor would recover the capital invested based on the closing prices of common and preferred shares.



10.6
9.6
10.6
8.9
7.6
June23
Sept
Dec
Mar24
June

price ratio / book value per share

Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.



1.0
0.9
1.1
0.9
0.8
June23
Sept
Dec
Mar24
June

dividend yield [2] [3] - %

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by profit sharing.



6.1
7.1
9.9
7.8
10.6
2Q23
3Q
4Q
1Q24
2Q

(1) Recurring net income in 12 months; (2) Source: Economática; and (3) Calculated by the share with the highest liquidity.

Recommendation of Market Analysts Preferred Shares – BBDC4
(14 reports were analyzed)

9	5
Keep	Buy

Market capitalization

125.0
R$ billion
In June24

payout / dividends and interest on shareholders' equity



35%
44%
52%
79%
63%
R$ million
5,548
9,240
10,172
11,311
5,325
12M20
12M21
12M22
12M23
1H24
Dividends/Interest on Shareholders' Equity (1) - Gross
Gross Payout - Accumulated in the Year

(1) In 12M23, it considers R$5.0 billion of Supplementary Compensation to the Shareholders paid on June 28, 2024.

trading daily average volume



R$ million
1,586
1,089
497
1,834
1,138
696
1,636
948
688
1,105
750
355
888
650
238
2020
2021
2022
2023
1H24
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares – BBDC4



Base 100
241
183
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
June24
BBDC4
Ibovespa

performance of the Bradesco shares [1]

In R$	June24	Mar24	June23	Variation % June24 x Mar24	Variation % June24 x June23
Book Value per Common and Preferred Share	15.14	15.18	15.07	(0.3)	0.5
Last Trading Day Price – Common Shares	11.17	12.27	13.37	(9.0)	(16.5)
Last Trading Day Price – Preferred Shares	12.36	13.75	15.06	(10.1)	(17.9)

(1) Adjusted for corporate events during the periods.

additional information

IR - investor relations area

Generating value means delivering financial income to our stakeholders based on resilience, robustness, and speed to fit our clients' needs, based on robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner and through constant dialog with the market.


bradesco
Investir em transparência: isso tem futuro.
Apresentação Institucional
Apresentação de Resultados

In the second quarter of 2024 we conducted the following:

385

Assistance to institutional and non-institutional investors

7

Events, including **3** international conferences,
2 national conference and
2 non-deal road shows

Through the IR structure, we constantly information regarding the financial-economic performance of the Organization, as well as its governance structure, policies and practices.

In order to increase stakeholders' knowledge of the Bank, on the IR website it is also possible to find:

- Company **presentations**;
- **Events** calendar;
- Regulatory **forms**;
- **Institutional videos** with messages from the Organization's Executives; and
- Our **strategic positioning** and our **operational management**, among other corporate information.

ratings

Fitch Ratings

	Long-term	Short-term
Domestic Currency	BB+	B
Foreign Currency	BB+	B
National Scale	AAA(bra)	F1+(bra)

Viability: bb+

Government Support Rating: bb-

S&P Global

	Long-term	Short-term
Domestic Currency	BB	B
Foreign Currency	BB	B
National Scale	brAAA	brA-1+

Moody's

	Long-term	Short-term
Domestic Currency Counterparty	Ba1	NP
Foreign Currency Counterparty	Ba1	NP
Deposits - Domestic Currency	Ba2	NP
Foreign Currency Deposit	Ba2	NP
National Scale	AAA.br	ML A-1.br

capital management

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and in the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the Internal Capital Adequacy Assessment Process (ICAAP Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.

We support Senior Management with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus meeting the determinations of the Central Bank of Brazil, pertinent to the activities of capital management.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

	Basel III Prudential Conglomerate		
In R$ million	June24	Mar24	June23
\\ Calculation Basis			
Regulatory Capital	149,119	145,621	148,608
Tier I	123,542	120,727	123,250
Common Equity	109,059	106,167	109,281
Shareholders' Equity	160,086	160,563	159,318
Non-controlling/Other	157	248	262
Phase-in arrangements	(51,184)	(54,644)	(50,298)
Additional Capital	14,483	14,560	13,969
Tier II	25,578	24,894	25,358
\\ Risk-Weighted Assets (RWA)	**978,879**	**947,047**	**956,140**
Credit Risk	862,310	829,471	855,319
Market Risk	26,684	27,691	17,843
Operational Risk	89,886	89,886	82,978
\\ Total Ratio	**15.2%**	**15.4%**	**15.5%**
Tier I Capital	12.6%	12.7%	12.9%
Common Equity	11.1%	11.2%	11.4%
Additional Capital	1.5%	1.5%	1.5%
Tier II Capital	2.6%	2.6%	2.7%

select information

In R$ million (unless otherwise stated)	2Q24	1Q24	4Q23	3Q23	2Q23
\\ Income Statement for the Period					
Recurring Net Income	4,716	4,211	2,878	4,621	4,518
Book Net Income	4,716	4,211	1,703	4,621	4,518
Operating Income	5,879	4,977	2,499	5,240	4,990
Net Interest Income	15,580	15,152	16,128	15,859	16,556
Client NII	15,255	14,522	15,432	15,836	16,652
Expanded ALL	(7,290)	(7,811)	(10,524)	(9,188)	(10,316)
Net Interest Margin	7,965	6,711	4,908	6,648	6,336
Fee and Commission Income	9,317	8,861	9,028	9,112	8,756
Operational Expenses	(14,466)	(13,360)	(14,935)	(13,428)	(13,074)
Income from Insurance, Pension Plans and Capitalization Bonds	4,644	3,997	4,745	4,624	4,841
\\ Statement of Financial Position					
Total Assets	2,054,518	2,000,076	1,964,052	1,931,295	1,884,020
Securities and Derivative Instruments	843,099	828,258	824,484	777,169	792,197
Expanded Loans Portfolio	912,092	889,918	877,285	877,500	868,687
- Individuals	381,775	372,556	365,442	360,850	361,077
- Companies	530,317	517,362	511,844	516,650	507,609
Allowance for Loan Losses (ALL)	(48,508)	(51,643)	(53,901)	(59,137)	(60,196)
Total Deposits	621,404	611,627	627,662	616,020	594,313
Shareholders' Equity	160,086	160,563	161,182	160,801	159,317
Assets under Management	3,113,072	3,044,442	2,988,371	2,924,447	2,842,381
\\ Performance Indicators (%)					
Recurring Net Income per Share (in 12 month) - R$ (1)	1.55	1.53	1.53	1.41	1.47
Recurring Net Income per Share - R$ (1)	0.45	0.40	0.27	0.43	0.42
Book Value per Common and Preferred Share - R$ (1)	15.14	15.12	15.15	15.11	14.97
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.21	0.20	0.21	0.22	0.22
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.23	0.22	0.23	0.24	0.24
Annualized Return on Average Equity (2)(3)	10.8	10.2	10.0	11.0	10.9
Annualized Return on Average Assets (3)	0.9	0.8	0.9	0.9	0.9
Fixed Asset Ratio	25.6	23.2	26.1	25.4	24.4
Dividends/Interest on Shareholders' Equity	2,303	2,223	2,297	2,410	2,461
Liquidity Coverage Ratio (LCR)	174.8	193.2	191.6	182.5	178.5
Net Stable Funding Ratio (NSFR)	121.6	123.4	126.7	125.0	123.1
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	74.8	74.6	75.0	76.2	75.8
Efficiency Ratio (ER) - (in 12 month) (5)	51.3	49.7	48.7	47.3	46.8
Market Capitalization - R$ million (6)	125,006	143,655	172,227	143,441	165,416
\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)					
Non-performing Loans (> 60 days / Loan Portfolio) (%)	5.2	5.9	6.1	7.0	6.9
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	4.3	5.0	5.2	6.1	5.9
Coverage Ratio (> 60 days) (%)	142.1	137.2	140.9	135.3	138.3
Coverage Ratio (> 90 days) (%)	170.2	163.7	165.4	155.2	163.7
AA - C Rated Loans / Loans (%)	89.2	87.9	87.2	86.4	85.8
D-rated Loans / Loans (%)	2.1	2.9	2.9	2.6	3.2
E-H rated Loans / Loans (%)	8.8	9.2	10.0	11.0	11.0
D-rated loans	13,606	18,620	17,984	16,063	19,962
Provision for D-rated loans	2,995	3,664	3,021	2,360	3,324
Provision / D-rated loans (%)	22.0	19.7	16.8	14.7	16.6
D-H rated Non-Performing Loans	37,406	42,244	43,017	48,115	47,865
Total Provision / D-H-rated Non-performing Loans (%)	129.7	122.2	125.3	122.9	125.8
E-H Rated Loans	57,751	58,443	62,588	69,154	68,888
Provision for E-H rated loans	42,097	44,728	47,616	53,193	52,779
Provision / E-H rated loans (%)	72.9	76.5	76.1	76.9	76.6
E-H rated Non-Performing Loans	32,324	36,801	37,752	42,377	41,040
Total Provision / E-H-rated Non-performing Loans (%)	150.1	140.3	142.8	139.6	146.7

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Accrued Recurring Net Income; **(4)** In the last 12 months; **(5)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(6)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

consolidated balance sheet – bradesco

Below, we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner:

R$ million	June24	Mar24	June23	Variation % June24 x Mar24	Variation % June24 x June23
\\ Assets					
\\ Cash and due from banks	**17,999**	**18,561**	**19,414**	**(3.0)**	**(7.3)**
\\ Financial instruments	**1,910,874**	**1,868,480**	**1,769,596**	**2.3**	**8.0**
Interbank investments	212,945	223,568	176,767	(4.8)	20.5
Compulsory deposits with the Brazilian Central Bank	129,625	124,265	117,876	4.3	10.0
Securities	821,947	803,665	768,684	2.3	6.9
Derivative Financial instruments	21,152	24,593	23,513	(14.0)	(10.0)
Loans	557,546	533,188	519,506	4.6	7.3
Other financial instruments	167,658	159,200	163,250	5.3	2.7
\\ Leases	**5,155**	**4,798**	**3,620**	**7.4**	**42.4**
\\ Provision for Expected Credit Loss Associated with Credit Risk	**(48,508)**	**(51,643)**	**(60,196)**	**(6.1)**	**(19.4)**
Loans	(46,182)	(48,417)	(53,836)	(4.6)	(14.2)
Leases	(50)	(46)	(42)	8.7	19.0
Other Receivables	(2,276)	(3,180)	(6,318)	(28.4)	(64.0)
\\ Deferred tax assets	**105,886**	**103,139**	**95,551**	**2.7**	**10.8**
\\ Investments in associates and Jointly Controlled Entities	**3,950**	**3,878**	**3,954**	**1.9**	**(0.1)**
\\ Premises and Equipment	**22,895**	**21,683**	**21,434**	**5.6**	**6.8**
\\ Intangible Assets	**53,795**	**52,465**	**48,209**	**2.5**	**11.6**
\\ Depreciation and Amortization	**(45,714)**	**(44,060)**	**(41,517)**	**3.8**	**10.1**
Premises and Equipment	(14,555)	(14,067)	(13,504)	3.5	7.8
Intangible Assets	(31,159)	(29,993)	(28,013)	3.9	11.2
\\ Other assets	**30,514**	**25,263**	**26,690**	**20.8**	**14.3**
\\ Impairment of Assets	**(2,328)**	**(2,487)**	**(2,736)**	**(6.4)**	**(14.9)**
\\ Total	**2,054,518**	**2,000,076**	**1,884,020**	**2.7**	**9.0**
\\ Liabilities					
\\ Deposits and Other Financial Instruments	**1,432,841**	**1,388,402**	**1,307,331**	**3.2**	**9.6**
Deposits from Banks	403,555	375,745	334,960	7.4	20.5
Deposits from Customers	618,551	608,644	591,747	1.6	4.5
Securities Issued	265,891	265,101	239,361	0.3	11.1
Subordinated Debt	51,251	50,284	49,461	1.9	3.6
Derivative Financial Instruments	19,643	24,972	21,856	(21.3)	(10.1)
Other Liabilities	73,949	63,655	69,946	16.2	5.7
\\ Provision	**416,550**	**407,166**	**373,789**	**2.3**	**11.4**
Insurance Technical Provisions and Pension plans	382,390	372,673	340,542	2.6	12.3
Other reserves	34,160	34,493	33,247	(1.0)	2.7
\\ Deferred income tax	**5,617**	**5,348**	**6,151**	**5.0**	**(8.7)**
\\ Other Liabilities	**37,726**	**36,849**	**35,571**	**2.4**	**6.1**
\\ Total Liabilities	**1,892,734**	**1,837,765**	**1,722,842**	**3.0**	**9.9**
\\ Shareholders' Equity					
\\ Shareholders' Equity Attributed to Controlling Shareholders	**160,086**	**160,563**	**159,317**	**(0.3)**	**0.5**
\\ Non-controlling interest	**1,699**	**1,748**	**1,861**	**(2.8)**	**(8.7)**
\\ Shareholders' Equity Total	**161,784**	**162,311**	**161,178**	**(0.3)**	**0.4**
\\ Total	**2,054,518**	**2,000,076**	**1,884,020**	**2.7**	**9.0**

consolidated balance sheet – insurance

Below, we present the main data of the Insurance Balance Sheet, managed in a consolidated manner:

R$ million	June24	Mar24	June23	Variation % June24 x Mar24	Variation % June24 x June23
\\ Assets					
\\ Current and Long-Term Assets	**423,469**	**411,677**	**381,999**	**2.9**	**10.9**
Securities	403,335	392,643	364,148	2.7	10.8
Insurance Premiums Receivable	6,506	6,323	6,289	2.9	3.5
Other Loans	13,628	12,710	11,562	7.2	17.9
\\ Permanent Assets	**10,925**	**10,842**	**10,449**	**0.8**	**4.6**
\\ Total	**434,394**	**422,519**	**392,448**	**2.8**	**10.7**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**396,010**	**385,024**	**354,970**	**2.9**	**11.6**
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	382,390	372,673	340,542	2.6	12.3
Tax, Civil and Labor Contingencies	2,292	2,229	2,035	2.8	12.7
Other obligations	11,328	10,122	12,394	11.9	(8.6)
\\ Non-controlling Interest	**710**	**832**	**815**	**(14.6)**	**(12.9)**
\\ Shareholder's Equity	**37,674**	**36,662**	**36,663**	**2.8**	**2.8**
\\ Total	**434,394**	**422,519**	**392,448**	**2.8**	**10.7**

minimum capital required – grupo bradesco seguros

For companies regulated by SUSEP, CNSP Resolution No. 432/21 and subsequent amendments establishes that corporations should have an Adjusted Shareholders' Equity (ASE) equal to or higher than the Minimum Capital Required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22 establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated in an economic view, and should be calculated based on the shareholders' equity or the accounting equity, considering the accounting adjustments and others associated with the variation of the economic values.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

The Minimum Required Capital (MCR) in May 2024 totaled R$13.6 billion.

analytical breakdown of statement of income – managerial vs. recurring

R$ million	Managerial Income Statement [(1)]	Reclassifications [(2)]	Non-Recurring Events	Recurring Income Statement [(3)]
	Second Quarter of 2024			
\\ Net Interest Income	**19,254**	**(3,674)**	**-**	**15,580**
Expanded ALL	(8,337)	1,047	-	(7,290)
\\ Net Interest Margin	**10,917**	**(2,627)**	**-**	**8,290**
Income from Insurance, Pension Plans and Capitalization Bonds	2,753	1,891	-	4,644
Fee and Commission Income	9,278	39	-	9,317
Operating Expenses	(15,372)	906	-	(14,466)
Personnel Expenses	(6,175)	(452)	-	(6,627)
Other Administrative Expenses	(5,721)	(8)	-	(5,729)
Other Operating Income / Expenses	(3,475)	1,365	-	(2,110)
Tax Expenses	(1,864)	(151)	-	(2,015)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	109	-	-	109
\\ Operating Income	**5,822**	**57**	**-**	**5,879**
Non-Operating Income	(4)	38	-	34
Income Tax / Social Contribution and Non-controlling Interest	(1,102)	(95)	-	(1,197)
\\ Net Income	**4,716**	**-**	**-**	**4,716**

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; it contemplates the relocation, in the lines of Net Interest Income and Expanded Loan Loss Provisions, related to the effects of the sale operation of financial assets (credit concession); and **(3)** It refers to the Managerial Statement of Income[(1)] with the reclassifications between items, which do not affect the Net Income.

BRGAAP vs. IFRS comparative

The reconciliation of the Shareholders' Equity and Net Income related to June 2024 is shown below:

Attributed to the controlling shareholders	Shareholder's Equity	Net Income	
R$ million	June24	1H24	1H23
\\ BRGAAP	**160,086**	**8,927**	**8,798**
ALL	(236)	(387)	1,556
Insurance Contracts	273	(564)	(940)
Goodwill on Business Combination	4,743	89	93
Other	(234)	172	(91)
\\ IFRS	**164,632**	**8,237**	**9,416**
\\ IFRS vs. BRGAAP Difference	**4,546**	**(690)**	**618**

Main Adjustments

Expected Loss on Financial Assets - Takes into account: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

Insurance Contracts - Comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator, Superintendence of Private Insurance (SUSEP); this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4.

Goodwill on Business Combinations - For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

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Independent Auditor's Report

Independent Assurance Report - Reasonable Assurance

To
Board of Directors of
Banco Bradesco S.A.
Osasco - SP

Independent Reasonable Assurance Report for Banco Bradesco on the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the process of compilation and presentation of the consolidated supplementary financial information included in the Bradesco's Economic and Financial Analysis Report for the period ended June 30, 2024, in the form of an independent reasonable assurance conclusion on whether Bradesco's assertion that the process of compilation and presentation of the consolidated financial information included in the Economic and Financial Analysis Report is, in all material respects, based the information referred to in the paragraph on the "Criteria for preparation of the consolidated supplementary financial information" paragraph attached to this report is adequately presented.

Responsibilities of Management of Bradesco
Management of Bradesco is responsible for the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report necessary to enable it to comply with the criteria for the preparation of consolidated supplementary financial information described below, and for the other information contained in this report, and for designing, implementing and maintenance of relevant internal control over financial reporting that it determines is necessary to enable such information to be free from material misstatement, whether due to fraud or error.

Our Responsibilities
Our responsibility is to review the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of an independent reasonable assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Assurance Engagements Other Than Audits and Reviews and ISAE 3000, Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the Federal Accounting Council and the International Auditing and Assurance Standards Board, respectively. Those standards require that we plan and perform the engagement and perform the procedures to obtain reasonable assurance about whether the process for compiling and presenting the consolidated supplementary financial information included in the Economic and Financial Analysis Report is in accordance with the information described in the "Criteria for preparation of the consolidated supplementary financial information" paragraph, in all material respects.

KPMG Independent Auditors Ltda. ("KPMG") adopts the Brazilian standard for quality management (NBC PA 01), which requires KPMG to plan, implement and operate a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We comply with the comprehensive code of ethics including detailed independence requirements, which are based on the ethical principles of integrity, objectivity, competence and professional care, confidentiality and professional behavior.

The procedures selected depend on our auditor's judgment, including the assessment of the risks of material misstatement of the process of compiling and presenting the consolidated supplementary financial information, whether due to fraud or error.

In making those risk assessments, we have considered internal control relevant to process of compilation and presentation of the consolidated supplementary financial information in order to determine the assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing a conclusion on the effectiveness of Bradesco's internal control related to the preparation of the compilation and presentation of the consolidated supplementary financial information. Our work also included: evaluating the appropriateness of the preparation and presentation of the consolidated supplementary financial information, the appropriateness of the criteria used by Bradesco in the process of preparation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report in the circumstances of our work, as well as the consolidated accounting procedures and estimates used in the overall presentation of the consolidated supplementary financial information. The reasonable assurance level is less than an audit.

Criteria for the preparation of consolidated supplementary financial information

The consolidated supplementary financial information disclosed in the Economic and Financial Analysis Report for period ended June 30, 2024, was compiled by Bradesco's Management based on the financial statements as of June 30, 2024 and on the criteria described in the Economic and Financial Analysis Report and in the explanatory note 34 of such consolidated financial statements, for the purpose of additional analysis, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has based on and is limited to the matters outlined in this report.
We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the process of compilation and presentation of the consolidated supplementary financial information included in the Economic and Financial Analysis Report is, in all material respects, in accordance with the information referred to in the "Criteria for the preparation of the consolidated supplementary financial information" paragraph.

São Paulo, August 1, 2024

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

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Financial Statements 1H24

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first half of 2024. We follow all accounting practices used in Brazil, applicable to institutions authorized to operate by the Central Bank.

Economic Comment

The economic activity continues to grow at a fast pace. The heated labor market supports real income gains and the expansion of household consumption. The increase in investment also contributes to the expansion of the GDP. Our projections indicate that the Brazilian economy is expected to grow above 2.0% this year. The inflation is also favorable, but the recent devaluation of the real against the dollar should lead to a moderate slowdown from now on.

Copom interrupted the Selic rate cutting cycle. We predict that the basic interest of the economy will remain at this level until the end of 2025, or until there is confidence in the convergence of inflation to the mid-range of the guidance.

The interest cut began in emerging countries and now some developed countries begin to follow the same path. However, the speed and size of the cycles may differ between them. In the USA, the resilience of the economic activity still does not recommend urgency to start cutting interest rates. On the other hand, the continued economic slowdown in China will continue to contribute to global deflation.

Highlights in the period

There were several highlights for the second quarter of 2024. Among them, we highlight:

- On June 7, 2024, Bradesco published the Integrated and ESG Reports for 2023, also filing them with CVM (Securities and Exchange Commission). Together, the documents share relevant aspects of Bradesco, including information on governance, strategy, the risk management model and opportunities, as well as the main financial income achieved in the fiscal year and performance in nvironmental, social and climate indicators; and

- In May 2024, Atlântica Hospitais e Participações S.A., a company indirectly controlled by Bradesco, firmed an Investment Agreement with the group Rede D'Or São Luiz S.A. to create and act jointly in a new hospital network to carry out investments, construction, development and operation of general hospitals that, currently, are in an advanced phase of construction by Rede D'Or, as well as for analysis of the potential joint development of future new hospitals in other locations.

In addition, we continue with the execution of the planned strategic plan, accelerating the transformation of Bradesco. We set up the transformation office, with people 100% dedicated to the work fronts and persisted in the agenda of people and organizational structure, reinforcing the team, increasing the synergy of the areas and strengthening business units, such as technology and credit.

highlighted information 1H24

BOOK NET INCOME

R$8.9 bi ▲ +1.5% p/a

EARNINGS PER SHARE
R$0.80 common
R$0.88 preferred

ROAE
10.8%

BOOK VALUE PER SHARE
R$15.14

MARKET VALUE
R$125.7 bi

TIER I CAPITAL
12.6%

SHAREHOLDERS' EQUITY

R$160.1 bi ▲ +0.5% p/a

INTEREST ON SHAREHOLDERS' EQUITY **R$5.3 bi** (gross) | Payout **62.8%** (gross)

EXPANDED LOAN PORTFOLIO
(Jun24 vs. Jun23)

R$912.1 bi (+5.0%)

INDIVIDUALS: **R$381.8 bi** (+5.7%)

LARGE CORPORATES: **R$346.2 bi** (+1.7%)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$184.1 bi** (+10.2%)

TOTAL DEPOSITS
(Jun24 vs. Jun23)

R$617.5 bi (+4.2%)

Time Deposits: **R$442.3 bi** (+5.8%)

Savings Deposits: **R$131.4 bi** (+2.4%)

Demand Deposits: **R$43.8 bi** (-4.7%)

ALLOWANCE FOR LOANS
(Jun24 vs. Jun23)

R$48.5 bi (-19.4%)

SECURITIES
(Jun24 vs. Jun23)

R$754.9 bi (+4.2%)

Available-for-Sale Securities: **R$314.9 bi** (+11.0%)

Trading Securities: **R$347.3 bi** (+3.4%)

Held-to-Maturity Securities [1]: **R$92.8 bi** (-11.7%)

(1) As provided for by Article 8 of Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

international operations

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for individuals and legal entities through our Corporate and Global Private Banking platforms. The service to multinational companies is materialized both by supporting foreign multinationals operating in Brazil or Brazilian companies with operations abroad, and in acting as the main communication link between prospective multinational clients and Bradesco Brasil.


London
New York
Luxembourg
Mexico
Miami
Hong Kong
Grand Cayman

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

Luxembourg

Banco Bradesco Europa S.A.

New York

Bradesco Securities, Inc.

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

London

Bradesco Securities UK Limited

Grand Cayman

Cidade Capital Markets Ltd.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

My Account

International digital account

Opening of more than **190 thousand accounts** in less than a year

Make withdrawals and purchases in **195 countries** and **180 different currencies**

My Account is an international and digital Bradesco account that can be opened on the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with dynamic CVV, which brings more convenience and security.

- 100% digital journey via App
- Customizable quotation alert and quotation based on the commercial dollar
- Customized card
- Transfer between the Bradesco account and My Account at any time/day

bradesco bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Affluent Segments, in addition to solutions for clients in the Corporate segment.

Net operating revenue

△ 6% y/y

Net income

△ 35% y/y

Assets under Custody (AuC) △ 11% y/y

Loan portfolio △ 20% y/y

Funding through deposits △ 20% y/y

For you

Individuals Solution

Banking

Full checking account for making **payments, transfers, online banking and international debit card** for purchases and withdrawals.

Cartão de Crédito

Visa card accepted in **195 countries** with exclusive benefits, including the **Livelo loyalty** program and **connectivity with digital wallets.**

Real Estate Financing

Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process.

Investments

Private Client:

Investment solutions **adapted to the risk profile** of each client:

- Fixed income;
- ETFs;
- Investment Funds; e
- Structured Operations.

Affluent Client:

- CDB with pre-fixed dollar rates with FDIC guarantee; and
- Digital portfolio investment platform managed for the most diverse investor profiles.

For your business

Companies Solution

Cash Management

Checking account, Money Market and Remunerated deposits.

Payment

Correspondent bank and international transfers.

Documentary Services

Collection of Exports and Corporate Credit Card.

Corporate Credit Solutions

Financing of import, export and working capital.

Products and services for the public sector

Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.7 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 30 Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

Technology and innovation

With the advancement of Artificial Intelligence and its possibilities, we continue to transform our bank from an increasingly digital reality, seeking operational efficiency, innovation and customization to delight our clients. In this sense, we are investing in automations, hiring 3 thousand IT professionals and in the Phygital concept, combining with synergy, physical and digital care.

Pioneer in working with AI, the novelties of the period include the use of Generative AI associated with our BIA, whether at BIA Agências (Branches), an internal application that supports managers in the daily doubts about standards and procedures, increasing the agility and effectiveness of customer service. On an experimental basis, at BIA Clientes (Clients) that are interacting on Mobile PF (for Individuals) with a select group of clients, it provides information about products, financial indexes, balance and personalized offers. And at BIATech, it uses this disruptive technology to help our software developers determine code accuracy, optimize productivity and project delivery time.

The traditional BIA has gained new journeys as a "concierge" of the client, consulting status and result of open declarations on our channels, or derivation for human service in the chat. On WhatsApp, it already assists the client in Capitalization, from acquisition to redemption, and in various consultations.

In Information Security, in addition to participating in the analysis of processes and vulnerabilities, BIA alerts clients in case of suspicion in transactions and purchases paid with the PIX QR Code, allowing the rapid blocking of unrecognized operations. In this sense, the new anti-fraud solution also acts by instantly analyzing each PIX, reducing the transactions retained for approval by 50%, without compromising effective protection. Still on this payment system, there were advances in related APIs to improve the customer experience, and evolutions in the digital functionalities of Open Finance and Financial Manager.

The Bradesco App has a new look. Among the novelties, a more intuitive interface, simplified view of balance and statement, offer of PGBL, benefits, partnerships and non-banking services exclusive to the client's moment, as well as much simpler journeys, such as the registration update, for example. The My Account international account, available on the App, now issues alert whenever the Remittance Quotation reaches the target price stipulated by the client, ensuring the expected opportunity to travel abroad. The holder can also request additional cards and access partner benefits related to the trip. On the App it is possible to make recurrent investments in funds and whoever wants to start investing, now has the Investment Map, a complete guide with information on the national and global economic scenario, examples of portfolio and products.

The PJ segment (for companies) has received significant innovations. The account can be opened online. The microentrepreneur now has the MEI Digital, a platform with certified experts to support them with personalized service.

The new Bradesco Expresso Platform was made available, a unified agile service HUB for commercial establishments and their clients. The portal allows the 5,700 Correspondent Banks to provide the public with smart and personalized financial services. According to the profile of each client, traditional products and services are offered, loan simulations and loan purchases.

Human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 84,711 employees: 73,182 of Bradesco and 11,529 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br

Sustainability for Bradesco

Sustainability is part of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to our growth and sustainability, generating long-term value for all our stakeholders. Thus, our Sustainability Strategy is aligned with the Sustainable Development Goals, based on ESG management and transparency.

As part of this strategic agenda, we highlight that, at the end of the first half year, we reached 100% of our commitment to allocate R$250 billion to operations with socio-environmental benefits. This goal, assumed in 2021, to be reached by 2025, was reached before the deadline. We remain committed to allocating more and more resources to drive sustainable business, in line with our strategy of actions, which includes walking side by side with our clients, guiding and engaging them in relation to social, environmental and climate risks and opportunities.

Our performance has been recognized in the main national and international sustainability indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3 - Brazilian Exchange & OTC. This performance, higher than the average of the financial sector, places us among companies with the best practices related to the climate agenda. These indexes reflect our management and performance in long-term economic, environmental and social criteria in business.

Strengthening our ongoing commitment to transparency and sustainability, we released in early June the 2023 editions of the Integrated Report and the ESG Report. Together, the documents share relevant information on our governance, strategy, risk management model and opportunities, the main financial income achieved in the fiscal year, including the performance in environmental, social and climate indicators.

To keep up with our initiatives and performance, visit our bradescori.com.br and bradescosustentabilidade.com.br websites.

Corporate governance

Banco Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization.

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco's corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the second quarter of 2024, eight meetings were held, three of which was annual and five specials.

We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees.

Banco Bradesco's Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws.

In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members, two of them are elected by minority shareholders and their respective alternates.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal audit

It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives.

The work is based on adherence to the mandatory elements of the International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (IIA), including the Fundamental Principles for the Professional Practice of Internal Audit, the IIA Code of Ethics, the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit Department within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for distribution of dividends and interest on shareholders' equity

In the first half of 2024, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.1% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

Independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Control Commission for the Evaluation of Models and Risk Committees.

Compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers and services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

Independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes not related to the Financial Statements Consolidated Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form at the close of the year.

Social Investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$ 1.4 billion

Total budget for 2024

R$1.046 billion are allocated for Activity Expenses.

R$321.8 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK

Over 42,000 students benefited primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

Around 2 million users have successfully completed at least one of the free crash courses available on the portal.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity that supports the development of children and young people by means the Bradesco *Esportes e Educação* (Sports and Education) Program. For over 30 years, we have been teaching female's volleyball and basketball at our Training Center for girls aged 8 to 18, providing guidance on citizenship, health and developing potential talent. The aim of the Center is to guarantee the right of access to sport through daily activities, guided by physical education teachers, coaches and technical trainers, and through participation in internal and external sporting events. We do this at Bradesco Foundation schools, municipal Sports Centers, Unified Educational Centers (CEUs), state and private schools and at our sports development center, all in Osasco (State of São Paulo), with around 2,000 girls being trained.

In addition, the program enables the empowerment and protagonism of our athletes in the community, promoting new opportunities for all of them to develop their different potentials.

Recognitions

- Bradesco BBI was chosen as the best bank globally in the Transition Bonds/Sustainability Targets category of the Sustainable Finance Awards 2024, promoted by Global Finance.
- Bradesco BBI was featured in the 2024 World's Best Investment Banks. This is the 9th time that the Investment Bank receives the award, promoted by the Global Finance magazine. In all, BBI has won in four categories: Best Investment Bank in Brazil, Best Investment Bank in the World in the Industrial and Chemical sectors, Best Investment Bank in the World in the Energy Sector and Best Infrastructure Investment Bank in Latin America.
- We were chosen for the second time in a row as the best Brazilian Subcustodian Bank in the 22nd award of the Global Finance magazine, a publication specialized in international finance.

Acknowledgements

We appreciate the support and trust that our shareholders and stakeholders place in our Organization, as well as extend this to our team and other employees, which make possible the figures presented. For the second half year, we continue with the commitment to bring the best to people, offering practical solutions and functional products, with quality and safety, and achieving good financial income.

Cidade de Deus, August 01, 2024

Board of Directors and Board of Executive Officers

	Note	On June 30, 2024	On December 31, 2023
			R$ thousands
Assets			
Cash and due from banks	**5**	**18,760,947**	**17,332,144**
Financial instruments		**1,844,257,661**	**1,790,423,881**
- Interbank investments	6a	213,335,426	205,102,659
- Compulsory and other deposits with the Brazilian Central Bank	7a	129,625,757	133,721,827
- Securities	8b	754,919,551	757,084,696
- Derivative financial instruments	9b	20,216,168	15,413,349
- Loans	10a	558,020,421	527,324,318
- Other financial instruments	11	168,140,338	151,777,032
Leases	**10a**	**5,156,648**	**4,394,373**
Expected credit loss associated with credit risk	**10b and 10f**	**(48,508,194)**	**(53,901,184)**
- Loans		(46,181,831)	(50,225,072)
- Leases		(50,273)	(46,144)
- Other receivables		(2,276,090)	(3,629,968)
Deferred income tax assets	**33c**	**105,330,704**	**99,362,979**
Investments in associates and jointly controlled entities	**12a**	**10,535,410**	**9,687,378**
Property and equipment	**13**	**22,162,168**	**20,984,891**
Intangible assets	**14b**	**47,944,540**	**47,267,254**
Accumulated depreciation and amortization		**(43,196,968)**	**(41,868,714)**
- Property and equipment	13	(14,127,839)	(13,396,794)
- Intangible assets	14b	(29,069,129)	(28,471,920)
Other assets	**15**	**29,226,507**	**24,576,975**
Accumulated impairment of non-financial assets		**(2,540,559)**	**(2,785,342)**
Total assets		**1,989,128,864**	**1,915,474,635**
Liabilities			
Deposits and other financial liabilities		**1,373,813,873**	**1,321,946,566**
- Deposits from banks	16	355,405,767	323,422,783
- Deposits from customers	17	616,154,445	621,934,680
- Securities issued	18	254,255,944	244,966,258
- Subordinated debts	19a	51,251,292	50,337,854
- Derivative financial instruments	9b	21,122,339	15,542,220
- Other financial liabilities	20	75,624,086	65,742,771
Provisions		**415,825,074**	**396,127,665**
- Technical provisions for insurance, pension plans and capitalization bonds	21a I	382,390,120	360,802,729
- Other provisions	21b	33,434,954	35,324,936
Deferred tax liabilities	**33e**	**5,553,297**	**5,271,884**
Other liabilities	**23**	**33,070,142**	**30,000,827**
Total liabilities		**1,828,262,386**	**1,753,346,942**
Shareholders' equity			
Capital		87,100,000	87,100,000
Treasury shares		(442,735)	-
Capital reserves		11,441	11,441
Profit reserves	24b	80,752,609	77,150,829
Other comprehensive income		(7,335,691)	(3,079,821)
Equity attributable to shareholders of the parent		**160,085,624**	**161,182,449**
Non-controlling shareholders'	**25**	**780,854**	**945,244**
Total shareholders' equity		**160,866,478**	**162,127,693**
Total shareholders´equity and liabilities		**1,989,128,864**	**1,915,474,635**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	R$ thousands	
		Six-month period ended June 30	
		2024	2023
Revenue from financial intermediation		**97,966,981**	**99,666,247**
- Loans		50,651,846	54,118,564
- Leases		333,553	276,359
- Net gain or (loss) with securities and interbank investments	9f III	34,497,982	36,613,729
- Net gain or (loss) from derivative financial instruments	9e	538,170	1,345,956
- Financial income from insurance, pension plans and capitalization bonds		2,933,711	2,171,810
- Foreign exchange income or (loss)	11	3,541,263	(64,812)
- Compulsory deposits with the Brazilian Central Bank	7b	4,392,584	4,834,769
- Gain or (loss) on sale or transfer of financial assets		1,077,872	369,872
Expenses from financial intermediation		**(59,774,828)**	**(61,826,397)**
- Retail and professional market funding	16e	(53,065,418)	(59,365,078)
- Borrowing and on-lending	16d	(6,709,410)	(2,461,319)
Net revenue from financial intermediation		**38,192,153**	**37,839,850**
Expected credit loss associated with credit risk expense		**(16,769,555)**	**(19,010,947)**
- Loans		(16,919,141)	(18,454,038)
- Leases		(4,277)	3,778
- Other receivables		153,863	(560,687)
Gross income from financial intermediation		**21,422,598**	**18,828,903**
Net other operating income (expenses)		**(12,134,430)**	**(10,672,698)**
- Fee and commission income	26	11,001,908	10,276,334
- Income from banking fees	26	3,279,517	3,561,488
- Other income from insurance, pension plans and capitalization bonds	21a III	4,943,514	4,412,982
- Personnel expenses	27	(11,767,062)	(11,300,324)
- Other administrative expenses	28	(10,846,598)	(10,658,240)
- Tax expenses	29	(3,298,134)	(3,712,175)
- Share of profit (loss) of associates and jointly controlled entities	12a	931,461	1,059,403
- Other operating income	30	7,599,480	7,387,070
- Other operating expenses	31	(11,733,430)	(10,472,358)
- Provision (expenses)/reversals		(2,245,086)	(1,226,878)
- Labor		(842,612)	(616,507)
- Tax/Civil		(1,187,995)	(486,220)
- Others		(214,479)	(124,151)
Operating profit		**9,288,168**	**8,156,205**
Non-operating income/(expense)	**32**	**(38,720)**	**(26,562)**
Income before income tax and non-controlling interests		**9,249,448**	**8,129,643**
Income tax benefit / (expense)	33	(171,578)	796,754
Non-controlling shareholders'		(151,079)	(128,860)
Net income		**8,926,791**	**8,797,537**
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
- Earnings per common share	24e I	0.80	0.79
- Earnings per preferred share	24e I	0.88	0.87

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Net income for the period	8,926,791	8,797,537
Non-controlling shareholders'	151,079	128,860
Net income attributable to shareholders of the parent and non-controlling interest	**9,077,870**	**8,926,397**
Items that may be subsequently reclassified to the income statement	**(4,255,861)**	**2,029,441**
Securities available for sale	**(4,430,871)**	**2,066,273**
- Bradesco and subsidiaries	(7,884,768)	4,206,443
- Associates and jointly controlled entities	172,137	(620,438)
- Tax effect	3,281,760	(1,519,732)
Cash flow hedge and hedge of investment abroad	**(89,862)**	**(28,139)**
Cash flow hedge	333,878	(83,532)
Hedge of investment abroad	(521,514)	33,949
Tax effect	97,774	21,444
Foreign exchange differences on translations of foreign operations	**264,872**	**(8,693)**
Items that cannot be reclassified to the income statement	**(9)**	**(11)**
Remeasurement of defined benefit liability (asset)	(9)	(11)
Total other comprehensive income	**(4,255,870)**	**2,029,430**
Total comprehensive income	**4,822,000**	**10,955,827**
Attributable to shareholders:		
Shareholders of the parent	4,670,921	10,826,967
Non-controlling interests	151,079	128,860

The accompanying Notes are an integral part of these Consolidated Financial Statements.

R$ thousands

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2022	**87,100,000**	**11,441**	**12,584,615**	**60,979,593**	**(6,188,049)**	**(224,377)**	**-**	**154,263,223**
Cancellation of treasury shares	-	-	-	(224,377)	-	224,377	-	-
Asset valuation adjustments (1)	-	-	-	-	2,029,430	-	-	2,029,430
Net income	-	-	-	-	-	-	8,797,537	8,797,537
Allocations:								
- Reserves	-	-	439,877	2,584,984	-	-	(3,024,861)	-
- Interest on Shareholders' Equity paid and/or provisioned	-	-	-	-	-	-	(5,772,676)	(5,772,676)
Balance on June 30, 2023	**87,100,000**	**11,441**	**13,024,492**	**63,340,200**	**(4,158,619)**	**-**	**-**	**159,317,514**
Balance on December 31, 2023	**87,100,000**	**11,441**	**13,340,705**	**63,810,124**	**(3,079,821)**	**-**	**-**	**161,182,449**
Acquisition of treasury shares	-	-	-	-	-	(442,735)	-	(442,735)
Asset valuation adjustments (1)	-	-	-	-	(4,255,870)	-	-	(4,255,870)
Net income	-	-	-	-	-	-	8,926,791	8,926,791
Allocations:								
- Reserves	-	-	446,340	3,155,440	-	-	(3,601,780)	-
- Interest on Shareholders' Equity paid and/or provisioned	-	-	-	-	-	-	(5,325,011)	(5,325,011)
Balance on June 30, 2024	**87,100,000**	**11,441**	**13,787,045**	**66,965,564**	**(7,335,691)**	**(442,735)**	**-**	**160,085,624**

(1) Includes the effects of foreign exchange variation related to the translation of foreign operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Cash flows from operating activities:		
Income before income taxes and non-controlling interests	**9,249,448**	**8,129,643**
Adjustments for:	**29,407,620**	**36,149,619**
- Effect of changes in foreign exchange rates on cash and cash equivalents	103,190	(111,450)
- Expected credit loss associated with credit risk	16,769,555	19,010,947
– Depreciation and amortization	3,311,004	3,120,748
- Constitution/reversion of impairment losses of assets	(307,614)	614,279
- Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	2,687,293	1,927,681
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	14,186,997	16,329,354
- Share of profit (loss) of associates and jointly controlled entities	(931,461)	(1,059,403)
- (Gain)/loss on Investments	14,010	8,023
- (Gain)/loss on sale of fixed assets	(31,581)	(33,970)
- (Gain)/loss on sale of non-financial assets held for sale	(13,437)	(51,407)
- Foreign exchange variation from other assets and liabilities overseas	(6,380,336)	(3,605,183)
(Increase)/Decrease in assets	**(35,691,953)**	**(58,171,775)**
- Interbank investments	19,343,870	(16,388,724)
- Compulsory deposits with the Brazilian Central Bank	3,096,852	(7,203,562)
- Trading securities and derivative financial instruments	14,960,564	(47,015,897)
- Loans and leases	(53,028,379)	6,442,656
- Deferred income tax assets	(3,137,774)	1,466,833
- Other assets	(2,352,493)	546,771
- Other financial instruments	(14,574,593)	3,980,148
(Increase)/Decrease in liabilities	**40,860,147**	**19,651,699**
- Deposits and other financial liabilities	36,084,064	26,906,707
- Deferred income tax liabilities	(2,720,116)	(3,842,202)
- Other provisions	2,823,119	(5,132,835)
- Other liabilities	8,338,966	5,960,111
Income tax and social contribution paid	(3,665,886)	(4,240,082)
Net cash provided by/(used in) operating activities	**43,825,262**	**5,759,186**
Cash flows from investing activities:		
Proceeds from maturity of and interest on held-to-maturity securities	2,645,056	5,189,741
Proceeds from sale of/maturity of and interest on available-for-sale securities	83,114,975	102,713,099
Proceeds from sale of non-financial assets held for sale	295,640	247,568
Investment acquisitions	-	(14,333)
Proceeds from sale of property and equipment	333,174	751,878
Acquisition of subsidiaries, net of cash and cash equivalents acquired	(211,140)	(84,767)
Purchases of available-for-sale securities	(84,270,732)	(44,735,366)
Purchase of premises and equipment	(1,728,008)	(823,205)
Intangible asset acquisitions	(2,576,437)	(2,824,986)
Dividends and interest on shareholders' equity received	292,228	806,570
Net cash provided by/(used in) investing activities	**(2,105,244)**	**61,226,199**
Cash flows from financing activities:		
Securities issued	30,492,604	34,800,557
Settlement and interest payments of securities issued	(35,802,171)	(42,617,226)
Funds from subordinated debt issued	-	531,000
Settlement and interest payments of subordinated debts	(2,172,641)	(6,902,252)
Interest on equity/dividends paid	(5,370,194)	(6,179,307)
Non-controlling shareholders'	(315,469)	826
Acquisition of treasury shares	(442,735)	-
Net cash provided by/(used in) financing activities	**(13,610,606)**	**(20,366,402)**
Net increase/(decrease) in cash and cash equivalents	**28,109,412**	**46,618,983**
Cash and cash equivalents - at the beginning of the period	186,790,580	126,185,421
Effect of changes in foreign exchange rates on cash and cash equivalents	(103,190)	111,450
Cash and cash equivalents - at the end of the period	214,796,802	172,915,854
Net increase/(decrease) in cash and cash equivalents	**28,109,412**	**46,618,983**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Description	Six-month period ended June 30			R$ thousands
	2024	%	2023	%
1 – Revenue	**95,106,747**	**382.2**	**95,630,623**	**402.8**
1.1) Financial intermediation	**97,966,981**	**393.7**	**99,666,247**	**419.8**
1.2) Fees and commissions	**14,281,425**	**57.4**	**13,837,822**	**58.3**
1.3) Expected credit loss associated with credit risk	**(16,769,555)**	**(67.4)**	**(19,010,947)**	**(80.1)**
1.4) Other	**(372,104)**	**(1.5)**	**1,137,501**	**4.8**
2 – Financial intermediation expenses	**(59,774,828)**	**(240.2)**	**(61,826,397)**	**(260.4)**
3 – Inputs acquired from third parties	**(8,069,524)**	**(32.4)**	**(8,001,388)**	**(33.7)**
Outsourced services	(2,764,416)	(11.1)	(2,615,561)	(11.0)
Data processing	(1,197,373)	(4.8)	(1,107,450)	(4.7)
Communication	(365,594)	(1.5)	(477,850)	(2.0)
Asset maintenance	(725,651)	(2.9)	(686,326)	(2.9)
Financial system services	(668,161)	(2.7)	(722,570)	(3.0)
Advertising and marketing	(583,235)	(2.3)	(526,615)	(2.2)
Security and surveillance	(281,909)	(1.1)	(298,225)	(1.3)
Transport	(367,081)	(1.5)	(367,287)	(1.5)
Material, water, electricity and gas	(262,094)	(1.1)	(235,343)	(1.0)
Travel	(76,652)	(0.3)	(63,956)	(0.3)
Other	(777,358)	(3.1)	(900,205)	(3.8)
4 – Gross added value (1-2-3)	**27,262,395**	**109.6**	**25,802,838**	**108.7**
5 – Depreciation and amortization	**(3,311,004)**	**(13.3)**	**(3,120,748)**	**(13.1)**
6 – Net added value produced by the entity (4-5)	**23,951,391**	**96.3**	**22,682,090**	**95.5**
7 – Added value received through transfer	**931,461**	**3.7**	**1,059,403**	**4.5**
Share of profit (loss) of associates and jointly controlled companies	931,461	3.7	1,059,403	4.5
8 – Added value to distribute (6+7)	**24,882,852**	**100.0**	**23,741,493**	**100.0**
9 - Added Value Distributed	**24,882,852**	**100.0**	**23,741,493**	**100.0**
9.1) Personnel	**10,272,264**	**41.3**	**9,872,423**	**41.6**
Salaries	5,949,238	23.9	5,694,241	24.0
Benefits	2,981,548	12.0	2,782,971	11.7
Government Severance Indemnity Fund for Employees (FGTS)	511,229	2.1	519,312	2.2
Other	830,249	3.3	875,899	3.7
9.2) Tax, fees and contributions	**4,964,510**	**20.0**	**4,343,322**	**18.3**
Federal	4,374,368	17.6	3,747,937	15.8
State	1,627	-	869	-
Municipal	588,515	2.4	594,516	2.5
9.3) Remuneration for providers of capital	**568,208**	**2.3**	**599,351**	**2.5**
Rental	566,519	2.3	598,475	2.5
Asset leases	1,689	-	876	-
9.4) Added Value distributed to shareholders	**9,077,870**	**36.5**	**8,926,397**	**37.6**
Interest on equity	5,325,011	21.4	5,772,676	24.3
Retained earnings	3,601,780	14.5	3,024,861	12.7
Non-controlling shareholders'	151,079	0.6	128,860	0.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group") is a private-sector publicly traded company and universal bank, it's headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, asset management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) MATERIAL ACCOUNTING POLICIES

Bradesco's consolidated financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly controlled entities is presented in investments (Note 12) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 14a).

These financial statements were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen) that consider Bradesco's option to present selected explanatory notes, as provided for in CMN Resolution No. 4,818/20 of the National Monetary Council (CMN), BCB Resolution No. 2/20 of Bacen, and the guidelines issued by Laws No. 4,595/64 (National Financial System Law) and No. 6,404/76 (Corporation Law), with the respective amendments introduced by Laws No. 11,638/07 and No. 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Bacen. The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position.

Pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/22, these consolidated financial statements were prepared in addition to Bradesco's consolidated financial statements prepared in accordance with IFRS, which are being issued separately on the same date, accompanied by an independent auditors' report.

The consolidated financial statements present all relevant information for understanding the changes in the Organization's equity and financial situation, in its performance and in its cash flows occurred since the end of the most recent fiscal year, including, at least,

the balance of each one of the groups and subgroups of accounts that are included in the most recent full financial statements.

Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization.

The consolidated financial statements include estimates and assumptions, such as: the calculation of expected credit loss associated with credit risk; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated financial statements were approved by the Board of Directors on August 01, 2024.

a) Consolidation

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2024	On December 31, 2023	On June 30, 2024	On December 31, 2023
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	51.00%	51.00%	51.00%	51.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (4)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2024	On December 31, 2023	On June 30, 2024	On December 31, 2023
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (5)	São Paulo - Brazil	Dental care	52.89%	52.89%	52.89%	52.89%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (1) (5)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Investment Funds (6)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Master II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	99.37%	99.38%	99.37%	99.38%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;
(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;
(3) The functional currency of this company is the Mexican Peso;
(4) The functional currency of this company is the US Dollar;
(5) Accounting information used with date lag of up to 60 days; and
(6) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

The consolidated financial statements follow, in all its relevant aspects, uniform principles, methods and criteria in relation to those adopted for the annual consolidated financial statements for the year ended December 31, 2023 and should be analyzed in conjunction with those annual consolidated financial statements, except those disclosed in note 3a.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards adopted from January 1, 2024

SUSEP Circular No. 678 - amends SUSEP Circular No. 648, of November 12, 2021, and revokes the provision of SUSEP Circular No. 439, of June 27, 2012, which came into effect on January 1, 2024. Among the main changes introduced in the standard, are:

- Approval of CPC 48 – Financial Instruments, which according to Management's assessment will result in reclassifications of certain financial instruments from the Amortized Cost category to Fair Value through Other Comprehensive Income; and
- End of offsetting the surplus value of financial investments classified as held to maturity with the impact of the technical provision resulting from the liability adequacy test (TAP).

b) Standards, amendments and interpretations of standards applicable in future periods

CMN Resolution No. 4,975, applicable from January 1, 2025 - Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main changes in relation to the previous rules for lessees are: (i) there is no longer the classification into operating and financial leasing; and (ii) all leases as lessee must be recognized as a right-of-use asset against a lease liability, and interest expenses on the lease liability and depreciation expense of the right-of-use asset are recognized separately. There are optional exemptions for short-term leases and leases on low-value items. On August 24, 2023, the Central Bank of Brazil issued CMN Resolution No. 5,101, which provides the application of CMN Resolution No. 4,975 to contracts signed up to the date of entry into force of the Resolution (January 1, 2025), in which the institutions appear as a lessee.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating leases. CPC 06 (R2) will be applicable from January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption are being evaluated and will be concluded by the date of entry into force of the standard.

CMN Resolution No. 4,966, applicable from January 1, 2025 - Provides for the concepts and accounting criteria applicable to financial instruments, as well as the designation and recognition of hedge operations; replaces, among other rules, the Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082.

The new standard establishes that all financial assets must be initially classified according to the business model and measured according to the characteristics of the

contractual cash flows of the evaluated instrument, in one of three categories: amortized cost, fair value in other comprehensive income and fair value in profit or loss.

With regard to the initial measurement, the standard establishes that financial assets and liabilities must be measured at fair value, plus or minus transaction costs. In subsequent measurements, the instruments will be measured at fair value or at amortized cost, according to their initial classification. For financial instruments classified as amortized cost or fair value in other comprehensive income, income and charges will be appropriated to income using the effective interest method.

With regard to the provision for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets and to financial guarantees given and credit limits. The classification of losses is divided into three (3) stages and must be applied from the initial recognition of the financial instruments. Financial assets will migrate from stage to stage as their credit risk increases or decreases.

In relation to the accounting of hedging instruments, the evaluation of the effectiveness of hedging operations becomes prospective according to the Risk Management Strategy.

In 2023, CMN Resolution No. 5,100 and BCB Resolution No. 352 were issued, complementary standards to CMN Resolution No. 4,966, which clarified/inserted some accounting concepts and criteria without significant changes in implementation, except for the application of Chapter V, which deals with Accounting of Hedge, whose validity was postponed to January 1, 2027. In 2024, Bacen issued CMN Resolution No. 5,146 and BCB Resolution No. 397, complementary standards to CMN Resolution No. 4,966, which clarified/inserted some accounting concepts and criteria without significant changes in implementation.

Bradesco has prepared a formal plan, approved internally in its governance, with the necessary and detailed actions for the adoption of the new rules as of January 1, 2025. The Implementation Plan was structured with the objective of evaluating regulatory and process impacts, defining aspects of governance, identifying systemic aspects and disseminating concepts through employee training.

The Bank has been evaluating the application of the new rules and the possible impacts resulting from the adoption are being evaluated and will be concluded until the date of entry into force of the rule.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The significant accounting estimates and judgments used in the preparation of these consolidated financial statements are consistent with those adopted for the annual consolidated financial statements for the year ended December 31, 2023.

5) CASH AND CASH EQUIVALENTS

		R$ thousands
	On June 30, 2024	On December 31, 2023
Cash and due from banks in domestic currency	14,007,279	14,765,830
Cash and due from banks in foreign currency	4,753,668	2,566,314
Total cash and due from banks	**18,760,947**	**17,332,144**
Discretionary deposits at the Central Bank	23,206,073	24,205,291
Interbank investments (1)	172,829,782	145,253,145
Total cash and cash equivalents	**214,796,802**	**186,790,580**

(1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value.

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousands
	On June 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities purchased under agreements to resell:						
Own portfolio position	**40,364,131**	**2,726,151**	**10,280**	**-**	**43,100,562**	**25,580,606**
• Financial treasury bills	30,152,505	226,407	-	-	30,378,912	9,096,039
• National treasury notes	3,508,416	494,762	-	-	4,003,178	11,061,566
• National treasury bills	5,398,662	1,977,175	-	-	7,375,837	4,334,250
• Other	1,304,548	27,807	10,280	-	1,342,635	1,088,751
Funded position	**134,915,001**	**196,148**	**-**	**-**	**135,111,149**	**127,843,191**
• Financial treasury bills	33,499,593		-	-	33,499,593	32,175,574
• National treasury notes	42,813,748		-	-	42,813,748	24,705,744
• National treasury bills	58,601,660	196,148	-	-	58,797,808	70,961,873
Unrestricted position	**10,013,284**	**7,392,329**	**-**	**-**	**17,405,613**	**33,175,552**
• National treasury bills	10,013,284	7,392,329	-	-	17,405,613	33,175,552
Subtotal	**185,292,416**	**10,314,628**	**10,280**	**-**	**195,617,324**	**186,599,349**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	5,731,846	6,847,990	2,041,238	3,115,240	17,736,314	18,504,300
• Allowance for losses	(106)	(479)	(83)	(17,544)	(18,212)	(990)
Subtotal	**5,731,740**	**6,847,511**	**2,041,155**	**3,097,696**	**17,718,102**	**18,503,310**
On June 30, 2024	**191,024,156**	**17,162,139**	**2,051,435**	**3,097,696**	**213,335,426**	
%	**89.5**	**8.0**	**1.0**	**1.5**	**100.0**	
On December 31, 2023	**167,593,734**	**29,616,018**	**6,202,321**	**1,690,586**		**205,102,659**
%	**81.8**	**14.4**	**3.0**	**0.8**		**100.0**

b) Income from interbank investments

These amounts are presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

		R$ thousands
	Six-month period ended June 30	
	2024	2023
Income from investments in purchase and sale commitments:		
• Own portfolio position	2,079,578	2,342,186
• Funded position	8,311,238	7,912,121
• Unrestricted position	2,083,172	1,097,378
Subtotal	**12,473,988**	**11,351,685**
Income from interest-earning deposits in other banks/Others	**1,922,556**	**1,755,905**
Total (Note 9f III)	**14,396,544**	**13,107,590**

7) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement and other deposits

	R$ thousands		
	Remuneration	On June 30, 2024	On December 31, 2023
Compulsory deposit – demand deposits	not remunerated	11,485,148	12,318,759
Compulsory deposit – savings deposits	savings index	25,879,333	25,391,346
Compulsory deposit – time deposits	Selic rate	69,055,203	71,806,431
Discretionary deposits at the Central Bank	Selic rate	23,206,073	24,205,291
Total		**129,625,757**	**133,721,827**

b) Revenue from compulsory deposits with the Brazilian Central Bank

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Reserve requirement – Bacen (Compulsory deposit)	4,387,577	4,831,925
Reserve requirement – SFH (1)	5,007	2,844
Total	**4,392,584**	**4,834,769**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

8) SECURITIES

a) Classification by categories, terms and business activities

I) Trading securities

R$ thousands

Securities	On June 30, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**16,715,575**	**8,454,868**	**6,653,674**	**48,651,842**	**80,475,959**	**81,686,524**	**(1,210,565)**	**104,158,364**	**451,381**
Financial treasury bills	1,070	1,216,137	1,712,026	8,461,467	11,390,700	11,388,389	2,311	11,998,244	1,826
National treasury notes	-	6,382,183	441,485	29,617,884	36,441,552	37,045,480	(603,928)	33,774,261	188,714
Debentures	25,000	11,881	57,087	1,846,548	1,940,516	2,049,441	(108,925)	1,094,767	(35,860)
National treasury bills	8,294,611	395,955	4,111,761	5,733,029	18,535,356	18,619,440	(84,084)	45,150,161	39,584
Other	8,394,894	448,712	331,315	2,992,914	12,167,835	12,583,774	(415,939)	12,140,931	257,117
- Insurance Group	**12,920,763**	**10,565,996**	**15,739,138**	**227,301,390**	**266,527,287**	**266,896,448**	**(369,161)**	**262,488,971**	**1,233,871**
• Insurance and Capitalization bonds	**3,037,163**	**700,590**	**2,199,837**	**12,685,929**	**18,623,519**	**18,634,755**	**(11,236)**	**15,664,650**	**(9,749)**
- Financial treasury bills	-	679,822	2,092,996	12,455,030	15,227,848	15,220,978	6,870	12,441,035	3,076
- Financial bills	398	16,767	106,841	7,803	131,809	133,258	(1,449)	136,996	(1,921)
- Other	3,036,765	4,001	-	223,096	3,263,862	3,280,519	(16,657)	3,086,619	(10,904)
• Pension plans	**9,883,600**	**9,865,406**	**13,539,301**	**214,615,461**	**247,903,768**	**248,261,693**	**(357,925)**	**246,824,321**	**1,243,620**
- Financial treasury bills	-	1,919,343	2,150,197	144,646,291	148,715,831	148,536,455	179,376	135,730,967	222,199
- National treasury notes	441	778,315	4,826,838	22,138,683	27,744,277	28,317,819	(573,542)	25,593,009	310,698
- National treasury bills	-	9,741	145,681	15,224,622	15,380,044	15,775,456	(395,412)	17,860,069	445,415
- Financial bills	499,738	6,603,978	6,078,642	13,432,848	26,615,206	26,368,314	246,892	34,120,095	128,985
- Debentures	155,406	478,136	144,719	18,632,382	19,410,643	19,231,428	179,215	17,522,495	134,488
- Other	9,228,015	75,893	193,224	540,635	10,037,767	10,032,221	5,546	15,997,686	1,835
- Other activities	**291,272**	**-**	**-**	**3,362**	**294,634**	**294,636**	**(2)**	**3,193**	**6**
Other	291,272	-	-	3,362	294,634	294,636	(2)	3,193	6
Total	**29,927,610**	**19,020,864**	**22,392,812**	**275,956,594**	**347,297,880**	**348,877,608**	**(1,579,728)**	**366,650,528**	**1,685,258**

II) Available-for-sale securities

R$ thousands

Securities (2)	On June 30, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**15,853,250**	**17,762,548**	**50,719,344**	**191,498,652**	**275,833,794**	**277,938,114**	**(2,104,320)**	**259,396,081**	**1,764,893**
National treasury bills	-	394,500	5,598,063	31,054,016	37,046,579	37,619,219	(572,640)	27,245,164	705,540
Debentures	3,057,076	1,545,777	4,738,699	55,173,478	64,515,030	64,233,134	281,896	72,019,509	333,752
National treasury notes	-	1,707,955	26,639,242	41,152,905	69,500,102	71,808,009	(2,307,907)	62,471,947	290,207
Stocks	4,008,346	-	-	-	4,008,346	4,013,277	(4,931)	5,534,634	(20,410)
Foreign government bonds	1,929,952	5,272,368	2,527,774	476,782	10,206,876	10,265,194	(58,318)	10,394,439	(11,389)
Promissory notes	1,230,583	2,433,534	1,717,465	11,905,358	17,286,940	16,930,858	356,082	15,534,951	222,112
Financial treasury bills	-	1,355,795	698,804	26,887,596	28,942,195	28,905,032	37,163	29,447,298	68,278
Rural product notes	454,874	4,750,282	5,766,696	18,271,738	29,243,590	28,907,002	336,588	26,155,965	315,818
Other	5,172,419	302,337	3,032,601	6,576,779	15,084,136	15,256,389	(172,253)	10,592,174	(139,015)
- Insurance Group	**5,231,090**	**165,596**	**4,366,252**	**29,267,487**	**39,030,425**	**43,866,241**	**(4,835,816)**	**32,275,162**	**(2,965,810)**
• Insurance and Capitalization bonds	**3,073,165**	**141,010**	**3,626,695**	**9,990,032**	**16,830,902**	**20,525,382**	**(3,694,480)**	**18,361,839**	**(2,316,057)**
- National treasury notes	-	130,923	2,255,433	9,741,059	12,127,415	13,779,698	(1,652,283)	12,195,756	(1,024,764)
- Stocks	2,606,511	-	-	-	2,606,511	4,633,236	(2,026,725)	3,141,705	(1,278,466)
- National treasury bills	191,759	-	1,146,787	-	1,338,546	1,345,439	(6,893)	1,586,701	(7,376)
- Other	274,895	10,087	224,475	248,973	758,430	767,009	(8,579)	1,437,677	(5,451)
• Pension plans	**2,157,925**	**24,586**	**739,557**	**19,277,455**	**22,199,523**	**23,340,859**	**(1,141,336)**	**13,913,323**	**(649,753)**
- National treasury notes	-	10,548	675,381	18,686,999	19,372,928	20,679,272	(1,306,344)	10,776,604	(983,761)
- Stocks	2,157,925	-	-	-	2,157,925	1,997,884	160,041	2,351,086	326,600
- Debentures	-	-	-	590,456	590,456	585,519	4,937	643,958	7,896
- Other	-	14,038	64,176	-	78,214	78,184	30	141,675	(488)
- Other activities	**1,011**	**-**	**-**	**-**	**1,011**	**862**	**149**	**6,808**	**278**
Other	1,011	-	-	-	1,011	862	149	6,808	278
Subtotal	**21,085,351**	**17,928,144**	**55,085,596**	**220,766,139**	**314,865,230**	**321,805,217**	**(6,939,987)**	**291,678,051**	**(1,200,639)**
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(1,532,373)	-	(1,343,437)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(1,237,058)	-	(1,893,681)
Total	**21,085,351**	**17,928,144**	**55,085,596**	**220,766,139**	**314,865,230**	**321,805,217**	**(9,709,418)**	**291,678,051**	**(4,437,757)**

III)Held-to-maturity securities

R$ thousands

Securities (2)	On June 30, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**-**	**-**	**27,151,220**	**13,360,499**	**40,511,719**	**39,786,658**	**(725,061)**	**41,116,160**	**(393,307)**
National treasury bills	-	-	10,933,809	3,949,090	14,882,899	14,904,621	21,722	15,069,533	201,656
Certificates of real estate receivables	-	-	-	3,575,625	3,575,625	3,415,487	(160,138)	4,587,496	(93,457)
National treasury notes	-	-	13,553,122	2,656,215	16,209,337	15,661,021	(548,316)	16,414,494	(556,139)
Other	-	-	2,664,289	3,179,569	5,843,858	5,805,529	(38,329)	5,044,637	54,633
- Insurance Group	**11,387**	**2,831,413**	**132,081**	**49,269,841**	**52,244,722**	**49,267,274**	**(2,977,448)**	**57,639,957**	**2,363,582**
• Insurance and Capitalization bonds	**11,387**	**139,761**	**132,081**	**10,944,899**	**11,228,128**	**9,768,604**	**(1,459,524)**	**10,782,836**	**(233,007)**
- National treasury notes	11,387	139,761	132,081	10,944,899	11,228,128	9,768,604	(1,459,524)	10,782,836	(233,007)
• Pension plans	**-**	**2,691,652**	**-**	**38,324,942**	**41,016,594**	**39,498,670**	**(1,517,924)**	**46,857,121**	**2,596,589**
- National treasury notes	-	2,691,652	-	38,324,942	41,016,594	39,498,670	(1,517,924)	46,857,121	2,596,589
Total	11,387	2,831,413	27,283,301	62,630,340	92,756,441	89,053,932	(3,702,509)	98,756,117	1,970,275

b) Composition of the securities portfolio by type and maturity

R$ thousands

Securities	On June 30, 2024					On December 31, 2023 (3) (4)
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total (3) (4)	
Own securities	**50,138,619**	**26,701,286**	**70,486,793**	**417,517,722**	**564,844,420**	**601,741,287**
Fixed income securities	32,529,001	26,701,286	70,486,793	417,517,722	547,234,802	580,652,695
Equity securities	17,609,618	-	-	-	17,609,618	21,088,592
Restricted securities	**885,729**	**13,079,135**	**29,647,788**	**136,058,571**	**179,671,223**	**147,754,706**
- Subject to repurchase agreements	71,368	8,838,364	21,083,537	100,232,740	130,226,009	103,254,988
- Privatization rights	-	-	-	13,026	13,026	15,489
- Given in guarantee	814,361	4,240,771	8,564,251	35,812,805	49,432,188	44,484,229
Securities sold under repurchase agreements - unrestricted	**-**	**-**	**4,627,128**	**5,776,780**	**10,403,908**	**7,588,703**
Total	**51,024,348**	**39,780,421**	**104,761,709**	**559,353,073**	**754,919,551**	**757,084,696**
%	6.7	5.3	13.9	74.1	100.0	100.0

(1) Related to derivative financial instruments classified as accounting hedges of available-for-sale securities;
(2) In compliance with the provisions of article 8 of Bacen Circular No. 3,068/01, Bradesco declares that it has the financial capacity and intention to hold securities classified in the held-to-maturity category until maturity. In January 2024, with the adoption of SUSEP Circular No. 678, Management decided to reclassify Securities classified as Held to Maturity to the Available for Sale category, in the amount of R$7,979,100 thousand. This reassignment was due to the alignment of the asset strategy in relation to the technical provisions for Insurance and Pensions. In the year ended December 31, 2023, there were no sales or reclassifications of securities classified in the Held to Maturity category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models or price quotations for instruments with similar characteristics. In the case of investments in investment funds, the updated cost reflects the market value of the respective shares.

c) Impairment of Securities

For the six-month period ended June 30, 2024, there was an impairment on financial assets in the amount of R$(239,419) thousand, net of constitution/(reversal) and which includes the result determined in the sale or transfer of financial assets, classified in the categories "Available for Sale" and "Held-to-Maturity" (2023 – R$623,023 thousand).

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated financial statements at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousands

	On June 30, 2024					On December 31, 2023				
	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair value
Futures contracts										
Purchase commitments:	**187,570,842**		**-**	**-**	**-**	**164,372,715**		**-**	**-**	**-**
- Interbank market	145,718,123	-	-	-	-	132,161,908	-	-	-	-
- Foreign currency	26,717,589	-	-	-	-	14,481,278	-	-	-	-
- Other	15,135,130	-	-	-	-	17,729,529	10,106,786	-	-	-
Sale commitments:	**251,506,038**		**-**	**-**	**-**	**220,715,317**		**-**	**-**	**-**
- Interbank market (1)	169,164,133	23,446,010	-	-	-	163,879,990	31,718,082	-	-	-
- Foreign currency (2)	54,398,053	27,680,464	-	-	-	49,212,584	34,731,306	-	-	-
- Other	27,943,852	12,808,722	-	-	-	7,622,743	-	-	-	-
Option contracts										
Purchase commitments:	**1,487,108,990**		**887,746**	**131,524**	**1,019,270**	**1,030,322,549**		**3,175,395**	**257,087**	**3,432,482**
- Interbank market	1,045,127,043	-	96,739	-	96,739	928,351,318	9,300,669	2,354,374	-	2,354,374
- Foreign currency	3,040,836	-	50,886	(39,045)	11,841	4,580,443	6,539	77,305	20,244	97,549
- Other	438,941,111	1,990,132	740,121	170,569	910,690	97,390,788	-	743,716	236,843	980,559
Sale commitments:	**1,487,283,778**		**(3,429,035)**	**193,670**	**(3,235,365)**	**1,022,551,043**		**(2,071,414)**	**(165,205)**	**(2,236,619)**
- Interbank market	1,046,309,086	1,182,043	(268,366)	-	(268,366)	919,050,649	-	(719,366)	-	(719,366)
- Foreign currency	4,023,713	982,877	(77,775)	(47,289)	(125,064)	4,573,904	-	(68,382)	47,472	(20,910)
- Other	436,950,979	-	(3,082,894)	240,959	(2,841,935)	98,926,490	1,535,702	(1,283,666)	(212,677)	(1,496,343)
Forward contracts										
Purchase commitments:	**64,267,579**		**2,935,056**	**(4,640)**	**2,930,416**	**34,113,304**		**(855,134)**	**(3,953)**	**(859,087)**
- Foreign currency	59,529,141	28,466,001	2,380,386	315	2,380,701	33,043,985	8,345,257	(849,505)	(551)	(850,056)
- Other	4,738,438	533,765	554,670	(4,955)	549,715	1,069,319	-	(5,629)	(3,402)	(9,031)
Sale commitments:	**35,267,813**		**(1,022,437)**	**(7,750)**	**(1,030,187)**	**28,256,407**		**772,080**	**(8,496)**	**763,584**
- Foreign currency (2)	31,063,140	-	(836,540)	-	(836,540)	24,698,728	-	449,969	-	449,969
- Other	4,204,673	-	(185,897)	(7,750)	(193,647)	3,557,679	2,488,360	322,111	(8,496)	313,615
Swap contracts										
Assets (long position):	**879,611,974**		**5,891,593**	**1,791,804**	**7,683,397**	**786,364,992**		**6,973,332**	**828,588**	**7,801,920**
- Interbank market	56,671,053	-	519,381	2,026,085	2,545,466	45,590,283	13,012,809	1,799,507	1,093,110	2,892,617
- Fixed rate	549,674,503	1,719,135	710,422	201,314	911,736	541,219,843	102,880,024	1,389,077	(5,992)	1,383,085
- Foreign currency	262,169,602	173,608,334	3,872,742	(417,213)	3,455,529	194,344,754	-	2,960,898	(345,557)	2,615,341
- IGPM (General Index of market pricing)	59,075	-	38,303	1,115	39,418	87,639	-	74,582	3,334	77,916
- Other	11,037,741	5,728,842	750,745	(19,497)	731,248	5,122,473	-	749,268	83,693	832,961

R$ thousands

	On June 30, 2024					On December 31, 2023				
	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair value
Liabilities (short position):	**860,652,396**		**(7,881,540)**	**(392,162)**	**(8,273,702)**	**783,299,290**		**(8,124,013)**	**(907,138)**	**(9,031,151)**
- Interbank market	218,683,861	162,012,808	(1,328,102)	(349,580)	(1,677,682)	32,577,474	-	(1,721,999)	(1,190,305)	(2,912,304)
- Fixed rate	547,955,368	-	(740,068)	(198,473)	(938,541)	438,339,819	-	(1,734,296)	(614,622)	(2,348,918)
- Foreign currency	88,561,268	-	(4,741,471)	123,665	(4,617,806)	284,842,617	90,497,863	(2,985,854)	(109,307)	(3,095,161)
- IGPM (General Index of market pricing)	143,000	83,925	(184,076)	(5,009)	(189,085)	190,560	102,921	(238,476)	(13,896)	(252,372)
- Other	5,308,899	-	(887,823)	37,235	(850,588)	27,348,820	22,226,347	(1,443,388)	1,020,992	(422,396)
Total	**5,253,269,410**		**(2,618,617)**	**1,712,446**	**(906,171)**	**4,069,995,617**		**(129,754)**	**883**	**(128,871)**

Derivatives include operations maturing in D+1 (day following the reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$126,249,401 thousand (R$102,934,940 thousand on December 31, 2023); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$21,199,962 thousand (R$44,821,117 thousand on December 31, 2023) (Note 9f II);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$36,660,099 thousand (R$31,320,736 thousand on December 31, 2023); and

(3) Represents the net position between the Asset and Liability totals.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at amortized cost, fair value and by maturity

R$ thousands

	On June 30, 2024							On December 31, 2023
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair value	Amortized cost	Fair value adjustment	Fair value
Swaps	551,150	449,160	561,872	6,121,215	7,683,397	5,891,593	1,791,804	7,801,920
Forward purchases	2,375,785	325,879	924,867	3,569,531	7,196,062	7,203,639	(7,577)	295,670
Forward sales (1)	728,218	41,365	729,358	2,818,498	4,317,439	4,327,623	(10,184)	3,883,277
Premiums on exercisable options	270,398	526,930	200,998	20,944	1,019,270	887,746	131,524	3,432,482
Total assets (A)	**3,925,551**	**1,343,334**	**2,417,095**	**12,530,188**	**20,216,168**	**18,310,601**	**1,905,567**	**15,413,349**
Swaps	(822,111)	(518,481)	(1,429,674)	(5,503,436)	(8,273,702)	(7,881,540)	(392,162)	(9,031,151)
Forward purchases	(252,430)	(51,105)	(803,920)	(3,158,191)	(4,265,646)	(4,268,583)	2,937	(1,154,757)
Forward sales	(1,203,293)	(261,361)	(862,459)	(3,020,513)	(5,347,626)	(5,350,060)	2,434	(3,119,693)
Premiums on written options	(2,156,733)	(226,167)	(300,050)	(552,415)	(3,235,365)	(3,429,035)	193,670	(2,236,619)
Total liabilities (B)	**(4,434,567)**	**(1,057,114)**	**(3,396,103)**	**(12,234,555)**	**(21,122,339)**	**(20,929,218)**	**(193,121)**	**(15,542,220)**
Net position (A-B)	**(509,016)**	**286,220**	**(979,008)**	**295,633**	**(906,171)**	**(2,618,617)**	**1,712,446**	**(128,871)**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – Nominal Value

R$ thousands

	On June 30, 2024					On December 31, 2023
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	
Futures contracts (1)	173,044,875	21,168,919	120,648,950	124,214,136	439,076,880	385,088,032
Option contracts	747,342,770	1,227,047,675	994,155,847	5,846,476	2,974,392,768	2,052,873,592
Forward contracts (1)	63,447,693	9,289,828	12,225,816	14,572,055	99,535,392	62,369,711
Swap contracts	198,481,272	98,956,235	485,519,644	957,307,219	1,740,264,370	1,569,664,282
Total on June 30, 2024	**1,182,316,610**	**1,356,462,657**	**1,612,550,257**	**1,101,939,886**	**5,253,269,410**	
Total on December 31, 2023	**1,580,252,640**	**328,136,848**	**822,724,031**	**1,338,882,098**		**4,069,995,617**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	R$ thousands	
	On June 30, 2024	On December 31, 2023
Government securities		
National treasury notes	5,109,431	5,079,555
Financial treasury bills	3,821,942	3,033,028
National treasury bills	1,358,336	154,674
Total	**10,289,709**	**8,267,257**

e) Gains and losses, net

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Swap contracts	1,532,533	1,474,972
Forward contracts (1)	2,214,868	(2,494,398)
Option contracts	(780,498)	(143,957)
Futures contracts (1)	(3,289,954)	2,959,331
Foreign exchange variation of assets and liabilities overseas	861,221	(449,992)
Total (Note 9f III)	**538,170**	**1,345,956**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousands	
	On June 30, 2024	On December 31, 2023
B3 (stock exchange)	3,386,992,404	2,413,235,224
B3 (over-the-counter)	**247,061,342**	**215,663,967**
- Financial Institutions	13,489,550	38,172,522
- Companies	233,497,674	177,426,746
- Individuals	74,118	64,699
Overseas (stock exchange) (1)	15,782,270	9,870,017
Overseas (over-the-counter) (1)	1,603,433,394	1,431,226,409
Total	**5,253,269,410**	**4,069,995,617**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousands	
	On June 30, 2024	On December 31, 2023
Risk received in credit swaps - Notional	**2,329,291**	**2,044,989**
- Debt securities issued by companies	755,038	637,962
- Brazilian government bonds	886,617	808,158
- Foreign government bonds	687,636	598,869
Risk transferred in credit swaps - Notional	**(1,478,668)**	**(1,297,468)**
- Brazilian government bonds	(800,482)	(706,830)
- Foreign government bonds	(678,186)	(590,639)
Total net credit risk value	**850,623**	**747,521**

The contracts related to credit derivatives transactions described above are due in 2028. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On June 30, 2024, Bradesco maintained hedges consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the net income of the Organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	21,199,962	21,549,222	(73,765)	(40,571)
Hedge of interest payments on funding (1)	126,249,401	126,732,243	(234,367)	(128,902)
Total on June 30, 2024 (2)	**147,449,363**	**148,281,465**	**(308,132)**	**(169,473)**
Hedge of interest receipts from investments in securities (1)	44,821,117	45,285,081	138,891	76,390
Hedge of interest payments on funding (1)	102,934,940	103,287,896	(779,599)	(428,779)
Total on December 31, 2023 (2)	**147,756,057**	**148,572,977**	**(640,709)**	**(352,389)**

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3 and swaps, with maturity dates until 2027, making the cash flow fixed; and

(2) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the cash flow hedge, which the Organization expects to recognize in the income statement, amount to R$(317,547) thousand.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in the income statement during the six-month period ended June 30, 2024 (R$181 thousand on June 30, 2023).

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged items are securities classified as Available for Sale. Increases or decreases in fair value that are effectively hedged are recognized in the income

statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled.

Strategy				R$ thousands
	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Debenture hedge	748,738	756,729	(1,301)	(716)
Total on June 30, 2024 (1)	**748,738**	**756,729**	**(1,301)**	**(716)**

(1) Referring to the risk of Debentures, using Swap contracts, with maturity dates up to 2034. The effectiveness verified in the hedge portfolio is in accordance with the provisions of Bacen Circular No. 3,082/02. There were no strategies in this operation as of December 31, 2023.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the fair value hedge, which the Organization expects to recognize in equity accounts, amounts to R$977 thousand.

There were no gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, in the period ended June 30, 2024 and 2023.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation.

Strategy				R$ thousands
	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	5,160,202	4,889,735	(1,224,241)	(642,023)
Total on June 30, 2024	**5,160,202**	**4,889,735**	**(1,224,241)**	**(642,023)**
Hedge of exchange variation on future cash flows (1)	4,477,297	4,149,708	(702,728)	(368,528)
Total on December 31, 2023	**4,477,297**	**4,149,708**	**(702,728)**	**(368,528)**

(1) Refers to foreign operations whose functional currency is different from the Brazilian real hedged using forwards and futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar). The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$(733) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, during the six-month period ended June 30, 2024 was R$(4,448) thousand (R$(31,347) thousand on June 30, 2023).

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Income from securities (1)	20,101,438	23,506,139
Income from interbank investments (Note 6b)	14,396,544	13,107,590
Net gain or (loss) with Securities	**34,497,982**	**36,613,729**
Financial income from insurance, pension plans and capitalization bonds (2)	2,933,711	2,171,810
Net gain or (loss) from derivative financial instruments (Note 9e)	538,170	1,345,956
Total	**37,969,863**	**40,131,495**

(1) Includes impairment of financial assets (see note 8 c)); and

(2) In the six-month period ended June 30, 2024, it comprises financial income from insurance, pension plans and capitalization in the amount of R$17,120,708 thousand (2023 - R$18,501,164 thousand) and indexation expenses and interest on insurance technical provisions, pension and capitalization in the amount of R$(14,186,997) thousand (2023 - R$(16,329,354) thousand) (note 16e).

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) Modalities and risk levels – credit portfolio, sureties and guarantees and similar instruments

R$ thousands

	Levels of risk										
	AA	A	B	C	D	E	F	G	H	On June 30, 2024	On December 31, 2023
Discounted trade receivables and loans	56,711,986	108,432,120	60,779,468	20,640,646	10,123,365	14,743,812	5,859,741	4,688,694	21,310,699	303,290,531	282,569,953
Financing and on-lending	149,738,507	41,195,595	13,348,369	6,409,290	2,781,409	4,663,905	889,841	502,175	2,241,851	221,770,942	211,545,965
Agricultural and agribusiness loans	11,175,819	15,489,666	5,551,008	255,196	112,330	98,303	49,938	39,288	187,400	32,958,948	33,208,400
Subtotal - loans	**217,626,312**	**165,117,381**	**79,678,845**	**27,305,132**	**13,017,104**	**19,506,020**	**6,799,520**	**5,230,157**	**23,739,950**	**558,020,421**	**527,324,318**
Leases	992,547	1,905,524	2,212,516	5,257	20,650	1,626	7,504	773	10,251	5,156,648	4,394,373
Advances on foreign exchange contracts (1)	6,130,460	6,784,192	3,308,689	758,588	38,402	8,492	-	1,292	8,221	17,038,336	9,273,415
Subtotal - loans, leases and other advances	**224,749,319**	**173,807,097**	**85,200,050**	**28,068,977**	**13,076,156**	**19,516,138**	**6,807,024**	**5,232,222**	**23,758,422**	**580,215,405**	**540,992,106**
Other receivables	17,196,472	42,765,421	10,757,296	4,655,749	530,111	1,438,926	92,040	74,120	831,745	78,341,880	87,604,496
Credit portfolio	**241,945,791**	**216,572,518**	**95,957,346**	**32,724,726**	**13,606,267**	**20,955,064**	**6,899,064**	**5,306,342**	**24,590,167**	**658,557,285**	**628,596,602**
Acquisition of credit card receivables	13,769,936	5,226,552	568,374	382	-	-	-	-	64	19,565,308	19,718,497
Subtotal	**255,715,727**	**221,799,070**	**96,525,720**	**32,725,108**	**13,606,267**	**20,955,064**	**6,899,064**	**5,306,342**	**24,590,231**	**678,122,593**	**648,315,099**
Sureties and guarantees (2)	46,307,642	42,013,000	13,645,516	2,305,696	282,200	4,485,970	975,516	675	432,467	110,448,682	105,816,558
Guarantee given on rural loans assigned	2,531	12,166	6,926	2,027	355	2,307	3,559	-	-	29,871	35,665
Letters of credit for imports	618,475	286,659	169,813	9,263	-	-	-	-	-	1,084,210	439,463
Total - Memorandum accounts	**46,928,648**	**42,311,825**	**13,822,255**	**2,316,986**	**282,555**	**4,488,277**	**979,075**	**675**	**432,467**	**111,562,763**	**106,291,686**
Total on June 30, 2024	**302,644,375**	**264,110,895**	**110,347,975**	**35,042,094**	**13,888,822**	**25,443,341**	**7,878,139**	**5,307,017**	**25,022,698**	**789,685,356**	
Total on December 31, 2023	**294,386,739**	**231,153,522**	**107,616,044**	**34,673,332**	**18,637,235**	**23,874,977**	**8,063,116**	**6,017,209**	**30,184,611**		**754,606,785**

(1) Advances on foreign exchange contracts are classified as a reduction of the item "Other Financial Liabilities"; and
(2) The provision to cover losses, associated with the financial guarantees provided, is being measured in accordance with CMN Resolution No. 4,512/16. For more information on the methodology used, see Note 21b (I).

b) Composition of credit portfolio by risk levels and maturities

	Levels of risk										R$ thousands
	AA	A	B	C	D	E	F	G	H	On June 30, 2024	On December 31, 2023
Performing loans	241,945,791	216,572,518	92,043,892	27,950,790	8,523,955	14,607,222	2,709,518	1,448,861	6,660,892	612,463,439	576,537,486
Installments not yet due	241,696,620	215,858,296	91,832,101	27,739,554	8,431,430	14,540,240	2,675,682	1,438,873	6,605,177	610,817,973	574,346,734
1 to 30	15,674,385	38,393,223	10,252,673	4,218,212	745,012	1,683,029	123,810	70,644	584,259	71,745,247	72,462,322
31 to 60	13,924,442	18,377,074	6,123,082	2,595,076	444,558	849,329	135,794	38,798	333,863	42,822,016	38,379,496
61 to 90	10,837,955	14,832,725	5,010,295	2,192,215	407,530	900,872	69,637	189,494	310,620	34,751,343	30,381,227
91 to 180	19,517,929	25,810,253	9,830,411	3,920,980	957,647	2,939,918	179,302	118,550	563,990	63,838,980	59,224,784
181 to 360	36,645,050	30,337,534	13,830,930	4,684,877	1,425,235	1,790,422	319,343	134,201	1,155,496	90,323,088	85,916,703
More than 360	145,096,859	88,107,487	46,784,710	10,128,194	4,451,448	6,376,670	1,847,796	887,186	3,656,949	307,337,299	287,982,202
Past due up to 14 days	249,171	714,222	211,791	211,236	92,525	66,982	33,836	9,988	55,715	1,645,466	2,190,752
Non-performing loans	-	-	3,913,454	4,773,936	5,082,312	6,347,842	4,189,546	3,857,481	17,929,275	46,093,846	52,059,116
Past-due installments	-	-	552,040	1,112,478	1,632,042	1,712,855	1,645,540	1,563,244	10,031,676	18,249,875	22,097,899
1 to 14	-	-	41,926	70,974	59,876	56,665	37,797	31,398	143,297	441,933	404,151
15 to 30	-	-	445,058	248,608	150,553	136,363	57,790	47,911	223,024	1,309,307	1,544,592
31 to 60	-	-	65,056	735,749	383,303	248,863	131,758	97,407	404,489	2,066,625	2,929,718
61 to 90	-	-	-	45,188	964,380	298,711	137,888	108,843	450,698	2,005,708	2,275,455
91 to 180	-	-	-	11,959	73,930	932,215	1,198,565	1,168,229	1,597,994	4,982,892	5,781,447
181 to 360	-	-	-	-	-	40,038	81,742	109,456	7,145,435	7,376,671	9,105,541
More than 360	-	-	-	-	-	-	-	-	66,739	66,739	56,995
Installments not yet due	-	-	3,361,414	3,661,458	3,450,270	4,634,987	2,544,006	2,294,237	7,897,599	27,843,971	29,961,217
1 to 30	-	-	184,151	212,431	167,942	168,308	105,121	92,900	373,977	1,304,830	1,422,684
31 to 60	-	-	152,945	173,694	139,763	142,450	92,534	80,710	319,925	1,102,021	1,265,082
61 to 90	-	-	145,221	158,875	134,847	140,658	88,820	76,436	311,428	1,056,285	1,141,592
91 to 180	-	-	316,779	393,269	370,456	423,601	258,146	219,423	883,612	2,865,286	3,102,248
181 to 360	-	-	474,035	648,802	624,779	735,015	440,945	376,127	1,490,863	4,790,566	5,217,339
More than 360	-	-	2,088,283	2,074,387	2,012,483	3,024,955	1,558,440	1,448,641	4,517,794	16,724,983	17,812,272
Total	241,945,791	216,572,518	95,957,346	32,724,726	13,606,267	20,955,064	6,899,064	5,306,342	24,590,167	658,557,285	628,596,602
Minimum required provision	-	1,082,863	959,573	981,742	1,360,627	6,286,520	3,449,532	3,714,439	24,590,167	42,425,463	48,126,876
Supplementary provision	-	138,990	87,604	165,400	1,634,096	2,238,243	796,706	1,021,692	-	6,082,731	5,774,308
Existing provision	-	1,221,853	1,047,177	1,147,142	2,994,723	8,524,763	4,246,238	4,736,131	24,590,167	48,508,194	53,901,184
Total portfolio as of December 31, 2023	228,138,831	194,172,075	93,150,601	32,562,514	17,984,354	19,672,441	7,127,826	6,014,693	29,773,267		628,596,602
Minimum required provision	-	970,860	931,506	976,876	1,798,436	5,901,732	3,563,913	4,210,286	29,773,267		48,126,876
Supplementary provision	-	144,114	130,592	109,955	1,222,799	2,323,624	810,993	1,032,231	-		5,774,308
Existing provision	-	1,114,974	1,062,098	1,086,831	3,021,235	8,225,356	4,374,906	5,242,517	29,773,267		53,901,184

I) Credit portfolio by days past due

Exposure - Loans								R$ thousands
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on June 30, 2024	590,613,270	15,577,127	18,327,065	5,641,315	11,743,295	16,311,154	344,059	658,557,285
Total on December 31, 2023	550,101,266	19,968,917	20,396,529	5,659,306	12,244,584	19,899,655	326,345	628,596,602

c) Concentration of loans

	R$ thousands			
	On June 30, 2024	% (1)	On December 31, 2023	% (1)
Largest borrower	3,882,162	0.6	6,822,402	1.1
10 largest borrowers	29,126,988	4.4	31,545,352	5.0
20 largest borrowers	46,807,887	7.1	48,636,357	7.7
50 largest borrowers	72,496,644	11.0	71,602,208	11.4
100 largest borrowers	92,783,761	14.1	90,759,653	14.4

(1) Percentage of total portfolio (as defined by Bacen).

d) Credit portfolio by economic sector

	R$ thousands			
	On June 30, 2024	%	On December 31, 2023	%
Public sector	**5,266,693**	**0.8**	**5,756,517**	**0.9**
Private sector	**653,290,592**	**99.2**	**622,840,085**	**99.1**
Total	**658,557,285**	**100.0**	**628,596,602**	**100.0**
Companies	**283,748,086**	**43.1**	**268,329,044**	**42.7**
Real estate and construction activities	22,501,656	3.4	21,251,317	3.4
Retail	33,597,963	5.1	37,908,281	6.0
Services	68,958,757	10.5	59,998,219	9.5
Transportation and concession	24,802,104	3.8	28,194,418	4.5
Automotive	6,970,304	1.1	6,735,346	1.1
Food products	11,909,607	1.8	11,341,529	1.8
Wholesale	18,789,911	2.9	16,342,183	2.6
Production and distribution of electricity	7,203,011	1.1	8,063,510	1.3
Oil, derivatives and aggregate activities	6,123,818	0.9	5,035,237	0.8
Other industries	82,890,955	12.6	73,459,004	11.7
Individuals	**374,809,199**	**56.9**	**360,267,558**	**57.3**

e) Changes in the renegotiated portfolio

		R$ thousands
	2024	2023
Opening balance on January 1	**39,111,735**	**34,353,489**
Amount renegotiated	15,015,299	21,670,850
Amount received/Others (1)	(9,880,174)	(13,087,930)
Write-offs	(6,372,851)	(4,964,961)
Closing balance on June 30	**37,874,009**	**37,971,448**
Expected credit loss associated with credit risk	23,905,313	23,391,239
Percentage on renegotiated portfolio	63.1%	61.6%

(1) Includes the settlement of renegotiated contracts through new transactions.

f) Expected credit loss associated with credit risk expense, net of recoveries

I) Changes in provision for expected credit loss associated with credit risk

		R$ thousands
	2024	2023
- Specific provision (1)	**30,386,995**	**23,850,115**
- Generic provision (2)	**17,739,881**	**22,811,494**
- Supplementary provision (3)	**5,774,308**	**11,078,946**
Opening balance on January 1	**53,901,184**	**57,740,555**
Expected credit loss associated with credit risk (Note 10f II)	16,769,555	19,010,947
Write-offs	(22,541,651)	(16,499,679)
Exchange variation/Others	379,106	(55,451)
Closing balance on June 30	**48,508,194**	**60,196,372**
- Specific provision (1)	**25,319,221**	**32,455,481**
- Generic provision (2)	**17,106,242**	**20,728,496**
- Supplementary provision (3)	**6,082,731**	**7,012,395**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

II) Expected credit loss associated with credit risk expense

The expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

		R$ thousands
	Six-month period ended June 30	
	2024	2023
Amount constituted	16,769,555	19,010,947
Amount recovered	(2,763,466)	(2,098,979)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**14,006,089**	**16,911,968**

(1) Amounts previously written-off that are recovered including through sale without recourse. In the six-month period ended June 30, 2024, there were sales of credit for operations already written off as losses in the amount of R$1,930,340 thousand (2023 - R$5,684,420 thousand), whose sales value was R$99,427 thousand (2023 - R$138,640 thousand) and assignment of active operation credit in the amount of R$131,287 thousand, whose sales value was R$1,851 thousand (2023 - R$1,084,940 thousand and sale value - R$29,032 thousand), without retention of risks and benefits.

11) OTHER FINANCIAL INSTRUMENTS

a) Sundry

	R$ thousands	
	On June 30, 2024	On December 31, 2023
Foreign exchange portfolio	48,157,947	27,925,544
Credit card operations	55,629,015	55,857,525
Trade and credit receivables	27,832,249	33,970,198
Debtors for escrow deposits	21,473,065	20,787,578
Securities trading	5,217,051	3,720,053
Receivable insurance premiums	6,632,555	6,548,304
Receivables	2,024,427	2,078,626
Payments made to be reimbursed	843,632	569,268
Receivables on sureties and guarantees honored	85,359	79,701
Other investments	87,484	96,105
Receivables from sale of assets	157,554	144,130
Total	**168,140,338**	**151,777,032**

b) Foreign exchange portfolio

i. Balances

	R$ thousands	
	On June 30, 2024	On December 31, 2023
Assets – other financial instruments		
Exchange purchases pending settlement	33,154,746	18,381,720
Foreign exchange and forward documents in foreign currencies	1,188	3,147
Exchange sale receivables	14,884,831	9,391,000
(-) Advances in domestic currency received	(231,644)	(71,186)
Income receivable on advances granted	348,826	220,863
Total	**48,157,947**	**27,925,544**
Liability - Other financial instruments		
Exchange sales pending settlement	15,592,714	9,598,280
Exchange purchase payables	30,413,895	18,702,839
(-) Advances on foreign exchange contracts	(17,038,336)	(9,273,415)
Other	266	92
Total	**28,968,539**	**19,027,796**
Net foreign exchange portfolio	**19,189,408**	**8,897,748**
Memorandum accounts:		
- Loans available for import	1,084,210	439,463

ii. Foreign exchange results: Below is the composition of the Organization's Net foreign exchange income.

	R$ thousands	
	Six-month period ended on June 30	
	2024	2023
Revenue from financial intermediation – foreign exchange income	**3,541,263**	**(64,812)**
Adjustments:		
- Income on foreign currency financing (1)	224,709	90,774
- Income on export financing (1)	998,160	1,216,664
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(2,263,918)	(234,608)
- Funding expenses (3)	(817,318)	(1,110,181)
- Other (4)	(267,740)	744,372
Total adjustments	**(2,126,107)**	**707,021**
Net foreign exchange income	**1,415,156**	**642,209**

(1) Recognized in "Income from loans";
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";
(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and
(4) Primarily includes the foreign exchange rate variations of amounts invested in foreign currency.

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled entities (joint ventures)

R$ thousands

Companies	On June 30, 2024										
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Other comprehensive income of the period	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	102,901	5,011,146	2,192,376	4,914,461	1,774,557	(1,990)	(4,377)	(14,326)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	248,537	910,726	2,332,560	441,155	1,801,151	10,970	-	44,679
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	550,512	2,925,196	2,167,957	3,214,120	745,241	6,863	(10,484)	6,673
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	16.82%	16.00%	58,608	128,331	1,070,852	265,129	588,210	(2,465)	-	(14,656)
Other (3)				7,437,783					428,771		
Total investments in associates				**8,398,341**					**442,149**		
Elo Participações Ltda. (4)	São Paulo - Brazil	50.01%	50.01%	2,137,069	2,282,240	2,140,309	48,224	89,474	489,312	-	951,772
Total investments in joint ventures				**2,137,069**					**489,312**		
Total on June 30, 2024				**10,535,410**					**931,461**		

(1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not arising from the result, as well as the adjustments for alignment of accounting practices, when applicable;

(2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation. In the six-month period ended June 30, 2024, the Organization received dividends of R$2,204 thousand (2023 - R$0) from Empresa Tecnologia Bancária S.A.;

(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received interest on equity of R$151,463 thousand (2023 - R$0) in the six-month period ended June 30, 2024, from Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. The Organization received dividends of R$64,922 thousand in the six-month period ended June 30, 2024 from Empresa Elo Participações Ltda.

Companies	On December 31, 2023								For the six-month period ended June 30, 2023		
											R$ thousands
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	105,766	4,294,581	2,198,375	4,276,354	1,689,663	(227)	(935)	(2,070)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	237,568	964,701	2,300,906	1,182,701	1,106,646	(6,439)		(26,227)
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	549,669	3,156,150	1,721,943	3,387,628	361,839	9,449	(9,841)	13,781
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	16.82%	16.00%	61,073	153,360	1,092,648	269,606	613,865	(4,380)	-	(26,040)
Other (3)				7,240,386					623,627		
Total investments in associates				**8,194,462**					**622,030**		
Elo Participações Ltda. (4)	São Paulo - Brazil	50.01%	50.01%	1,492,916	1,023,779	2,627,543	563,008	103,084	437,373	-	874,571
Total investments in joint ventures				**1,492,916**					**437,373**		
Total on December 31, 2023				**9,687,378**							
Total on June 30, 2023									**1,059,403**		

(1) The share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for alignment of accounting practices, when applicable;
(2) Companies with equity accounting using balance sheets with a reporting date delay of up to 60 days, allowed by regulation;
(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received R$131,963 thousand (2023 - R$0) in interest on capital for the six-month period ended June 30, 2023 from Cielo S.A.; and
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Until June 30, 2023, the Organization received R$668,413 thousand in dividends from this investment.

13) PREMISES AND EQUIPMENT

						R$ thousands
	On June 30, 2024					Carrying amount on December 31, 2023
	Annual depreciation rate	Cost	Depreciation	Accumulated impairment of non-financial assets	Carrying amount	
Premises and equipment:						
- Buildings	4%	1,432,003	(1,065,525)	(263)	366,215	304,411
- Land	-	741,998	-	-	741,998	753,974
Facilities, furniture and premises and equipment	10%	5,068,371	(2,965,667)	(1,108)	2,101,596	2,139,702
Security and communication systems	10% to 20%	419,751	(286,845)	(4,602)	128,304	126,350
Data processing systems	20% to 40%	13,758,884	(9,675,010)	(11,365)	4,072,509	3,305,062
Transportation systems	10% to 20%	357,839	(134,792)	-	223,047	84,359
Assets under construction	-	383,322	-	-	383,322	851,527
Total on June 30, 2024		**22,162,168**	**(14,127,839)**	**(17,338)**	**8,016,991**	
Total on December 31, 2023		**20,984,891**	**(13,396,794)**	**(22,712)**		**7,565,385**

The fixed assets to shareholders' equity ratio is 25.6% (26.1% on December 31, 2023) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by CMN Resolution No. 4,957/21.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,058,995 thousand (R$4,058,785 thousand on December 31, 2023), net of provisions for impairment and accumulated amortization, of which: (i) R$1,951,748 thousand (R$1,979,376 thousand on December 31, 2023) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss); and (ii) R$2,107,247 thousand (R$2,079,409 thousand on December 31, 2023) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets.

Goodwill was amortized in the six-month period ended June 30, 2024, in the amount of R$216,054 thousand (2023 – R$226,067 thousand) (Note 31).

b) Intangible assets

Acquired intangible assets consist of:

					R$ thousands
	On June 30, 2024				Cost net of amortization in December 31, 2023
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization	
Acquisition of rights to provide financial services	Contract	9,671,284	(3,776,919)	5,894,365	6,235,053
Software	Up to 10%	21,481,993	(12,474,222)	9,007,771	8,475,872
Goodwill (2)	Up to 20%	14,509,295	(11,845,634)	2,663,661	2,635,823
Other	Contract	2,281,968	(972,354)	1,309,614	1,448,586
Total on June 30, 2024		**47,944,540**	**(29,069,129)**	**18,875,411**	
Total on December 31, 2023		**47,267,254**	**(28,471,920)**		**18,795,334**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses"; and

(2) On June 30, 2024, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$870,012 thousand (on December 31, 2023 – R$976,655 thousand), Odonto System – R$14,626 thousand (on December 31, 2023 – R$33,920 thousand), Bradescard Mexico – R$8,081 thousand (on December 31, 2023 – R$8,755 thousand), Bradesco BBI - R$7,440 thousand (on December 31, 2023 – R$16,238 thousand), Kirton Bank - R$410,552 thousand (on December 31, 2023 – R$420,937 thousand), RCB Investimentos – R$7,848 thousand (on December 31, 2023 – R$8,969 thousand), Banco Digio – R$167,262 thousand (on December 31, 2023 – R$203,367 thousand) and Tivio Capital Distribuidora de Valores Mobiliários – R$137,326 thousand (on December 31, 2023 – R$147,051 thousand).

c) Changes in intangible assets by type

				R$ thousands
	On December 31, 2023	Additions / (reductions)	Amortization for the period	On June 30, 2024
Acquisition of rights to provide financial services	6,235,053	706,572	(1,047,260)	5,894,365
Software	8,475,872	1,382,615	(850,716)	9,007,771
Goodwill – Future profitability	1,158,932	243,892	(91,679)	1,311,145
Goodwill – Based on intangible assets	1,115,719	-	(121,119)	994,600
Goodwill – Difference in fair value of assets/liabilities	361,172	-	(3,256)	357,916
Other	1,448,586	274,379	(413,351)	1,309,614
Total	**18,795,334**	**2,607,458**	**(2,527,381)**	**18,875,411**
Total (1)	**16,034,112**	**2,614,688**	**(2,089,807)**	**16,558,993**

(1) Corresponds to the movement of assets from December 31, 2022 to June 30, 2023.

15) OTHER ASSETS

		R$ thousands
	On June 30, 2024	On December 31, 2023
Prepaid taxes	13,610,640	12,964,018
Non-financial assets held for sale **(a)**	3,033,329	3,035,030
Prepaid expenses **(b)**	3,326,882	2,957,529
Other debtors	3,408,484	3,366,915
Interbank and interdepartmental accounts	335,064	308,728
Other (1)	5,512,108	1,944,755
Total	**29,226,507**	**24,576,975**

(1) Includes: (i) material in stock, amounts receivable, other advances, advances and payments made by the Organization with reimbursement rights; (ii) investment property, in the amount of R$1,378,433 thousand (R$1,472,226 thousand on December 31, 2023); and (iii) R$ 2,060,445 thousand of shares in publicly-held companies received as payment in 2024, recorded as assets available for sale, in accordance with Resolution No. 4,817/20, and which are valued by an independent valuation report.

a) Non-financial assets held for sale

				R$ thousands
	On June 30, 2024			Cost net of provision on December 31, 2023
	Cost	Accumulated impairment of non-financial assets	Cost net of provision	
Real estate	2,361,870	(1,296,460)	1,065,410	991,486
Vehicles and similar	649,770	(306,970)	342,800	336,422
Machinery and equipment	4,122	(3,911)	211	776
Other	17,567	(7,982)	9,585	22,227
Total on June 30, 2024	**3,033,329**	**(1,615,323)**	**1,418,006**	
Total on December 31, 2023	**3,035,030**	**(1,684,119)**		**1,350,911**

b) Prepaid expenses

		R$ thousands
	On June 30, 2024	On December 31, 2023
Deferred insurance acquisition costs (1)	1,986,300	1,793,308
Commission for the placement of loans and financing (2)	10,491	23,023
Advertising and marketing expenses (3)	176,880	155,621
Other (4)	1,153,211	985,577
Total	**3,326,882**	**2,957,529**

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; (ii) card issue costs; and (iii) Prepayments of Information.

16) DEPOSITS FROM BANKS

						R$ thousands
	On June 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - Financial Institutions	1,335,104	-	-	-	1,335,104	1,503,278
Interbank deposits	368,525	1,007,018	136,870	5,460	1,517,873	2,354,799
Securities sold under agreements to repurchase (a)	289,134,909	4,740,717	129,215	598,972	294,603,813	272,404,788
Borrowings (b)	4,612,387	14,318,892	13,014,378	1,389,578	33,335,235	22,809,333
Onlending (c)	788,218	3,663,446	4,027,348	16,134,730	24,613,742	24,350,585
Total on June 30, 2024	**296,239,143**	**23,730,073**	**17,307,811**	**18,128,740**	**355,405,767**	
%	**83.4**	**6.7**	**4.9**	**5.0**	**100.0**	
Total on December 31, 2023	**274,817,412**	**20,631,026**	**9,836,986**	**18,137,359**		**323,422,783**
%	**85.0**	**6.4**	**3.0**	**5.6**		**100.0**

a) Securities sold under agreements to repurchase

R$ thousands

	On June 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Own securities	**128,805,511**	**1,307,587**	**129,215**	**598,972**	**130,841,285**	**102,834,571**
• Government securities	101,610,414	1,307,587	-	-	102,918,001	86,758,731
• Debentures	20,706,455	-	9,638	-	20,716,093	15,027,289
• Foreign	6,219,669	-	119,577	598,972	6,938,218	1,048,551
• Loan assignment - real estate receivables certificate	268,973	-	-	-	268,973	
Sale of securities purchased under reverse repos (1)	**135,312,674**	**-**	**-**	**-**	**135,312,674**	**127,429,674**
Sale of securities with no restriction on right to resell or repledge the collateral (1)	**25,016,724**	**3,433,130**	**-**	**-**	**28,449,854**	**42,140,543**
Total on June 30, 2024	**289,134,909**	**4,740,717**	**129,215**	**598,972**	**294,603,813**	
%	**98.2**	**1.6**	**-**	**0.2**	**100.0**	
Total on December 31, 2023	**268,218,479**	**3,326,704**	**-**	**859,605**		**272,404,788**
%	**98.5**	**1.2**	**-**	**0.3**		**100.0**

(1) Represented by government securities.

b) Borrowing

R$ thousands

	On June 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Overseas	**4,612,387**	**14,318,892**	**13,014,378**	**1,389,578**	**33,335,235**	**22,809,333**
Total on June 30, 2024	**4,612,387**	**14,318,892**	**13,014,378**	**1,389,578**	**33,335,235**	
%	**13.8**	**43.0**	**39.0**	**4.2**	**100.0**	
Total on December 31, 2023	**4,298,529**	**13,038,388**	**4,262,241**	**1,210,175**		**22,809,333**
%	**18.8**	**57.2**	**18.7**	**5.3**		**100.0**

c) On-lending [(1)]

R$ thousands

	On June 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
In Brazil	**788,218**	**3,663,446**	**4,027,348**	**16,134,730**	**24,613,742**	**24,350,585**
- FINAME	522,818	2,582,940	2,497,747	11,106,125	16,709,630	15,344,829
- BNDES	250,994	1,080,506	1,274,052	5,027,286	7,632,838	8,678,582
- National Treasury	-	-	255,549	-	255,549	318,622
- Other institutions	14,406	-	-	1,319	15,725	8,552
Total on June 30, 2024	**788,218**	**3,663,446**	**4,027,348**	**16,134,730**	**24,613,742**	
%	**3.2**	**14.8**	**16.4**	**65.6**	**100.0**	
Total on December 31, 2023	**737,374**	**3,305,024**	**4,240,608**	**16,067,579**		**24,350,585**
%	**3.0**	**13.6**	**17.4**	**66.0**		**100.0**

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Borrowing:		
- In Brazil	283,129	501,961
- Overseas	5,562,107	(1,247,546)
- Foreign exchange variation from other assets and liabilities overseas	(3,095,090)	1,713,541
Subtotal borrowing	**2,750,146**	**967,956**
On-lending in Brazil:		
- BNDES	558,143	458,457
- FINAME	1,125,236	787,255
- National Treasury	11,019	12,631
- Other institutions	948	412
On-lending overseas:		
Payables to foreign bankers (Note 11b)	2,263,918	234,608
Subtotal on-lending	**3,959,264**	**1,493,363**
Total	**6,709,410**	**2,461,319**

e) Expenses for market funding and inflation indexation and interest on technical provisions for insurance, pension plans and capitalization bonds

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Savings deposits	3,890,066	4,650,121
Time deposits	17,837,948	20,637,546
Securities sold under agreements to repurchase	14,180,989	15,817,782
Securities issued (Note 18a)	13,485,186	14,122,652
Subordinated debts (Note 19b)	3,086,079	3,591,385
Other funding expenses	585,150	545,592
Subtotal - Retail and professional market funding	**53,065,418**	**59,365,078**
Inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (1)	**14,186,997**	**16,329,354**
Total	**67,252,415**	**75,694,432**

(1) Presented net in the line-item financial income from insurance, pension plans and capitalization bonds (Note 9f III).

17) DEPOSITS FROM CUSTOMERS

R$ thousands

	On June 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - customers (1)	42,459,980	-	-	-	42,459,980	49,634,288
Savings deposits (1)	131,429,729	-	-	-	131,429,729	131,003,553
Time deposits (2)	35,863,781	49,613,647	77,514,211	279,273,097	442,264,736	441,296,839
Total on March 31, 2024	**209,753,490**	**49,613,647**	**77,514,211**	**279,273,097**	**616,154,445**	
%	34.0	8.1	12.6	45.3	100.0	
Total on December 31, 2023	**205,026,524**	**47,921,784**	**94,806,013**	**274,180,359**		**621,934,680**
%	33.0	7.7	15.2	44.1		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Considers the maturities established in the contracts.

18) SECURITIES ISSUED

R$ thousands

	On June 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities – Brazil:						
- Letters of credit for real estate	136,061	3,575,244	14,411,738	36,043,142	54,166,185	52,115,729
- Letters of credit for agribusiness	380,338	2,271,078	11,270,247	30,854,095	44,775,758	40,062,692
- Financial bills	714,576	11,171,693	17,948,543	74,153,825	103,988,637	105,426,827
- Letters of credit guaranteed by property (1)	187,366	4,694,208	7,651,210	26,265,038	38,797,822	36,144,798
Subtotal	**1,418,341**	**21,712,223**	**51,281,738**	**167,316,100**	**241,728,402**	**233,750,046**
Securities – Overseas:						
- MTN Program Issues (2)	499,112	77,330	90,393	3,521,796	4,188,631	3,442,593
- Securitization of future flow of money orders received from overseas	60,085	-	4,447,120	-	4,507,205	3,925,988
- Issuance costs	-	-	-	(4,820)	(4,820)	(50)
Subtotal	**559,197**	**77,330**	**4,537,513**	**3,516,976**	**8,691,016**	**7,368,531**
Structured Operations Certificates	**227,302**	**577,752**	**709,245**	**2,322,227**	**3,836,526**	**3,847,681**
Total on June 30, 2024	**2,204,840**	**22,367,305**	**56,528,496**	**173,155,303**	**254,255,944**	
%	0.9	8.8	22.2	68.1	100.0	
Total on December 31, 2023	**8,622,895**	**17,360,738**	**22,991,898**	**195,990,727**		**244,966,258**
%	3.5	7.1	9.4	80.0		100.0

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$41,560,301 thousand (R$40,769,795 thousand in December 31, 2023), which complies with the requirements determined by BACEN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 228 and 240 months and a term of 32 and 27 months, the credit rights correspond to 2.52% of total assets and 39.27% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 90.86% and 5.54%, respectively. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with BACEN Resolution No. 5,001/22; and
(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

	R$ thousands	
	2024	2023
Opening balance on January 1	**244,966,258**	**222,257,328**
Issuance	30,492,604	34,800,557
Interest accrued	13,485,186	14,122,652
Settlement and interest payments	(35,802,171)	(42,617,226)
Foreign exchange variation	1,114,067	646,276
Closing balance on June 30	**254,255,944**	**229,209,587**

19) SUBORDINATED DEBT

a) Composition by maturity

Maturity	Original term in years	Nominal amount	On June 30, 2024	On December 31, 2023
				R$ thousands
In Brazil				
Financial bills:				
2024	7	4,200	8,073	133,720
2025	7	3,871,906	6,291,270	5,952,305
2027	7	401,060	602,229	566,936
2024	8	10,741	27,967	277,420
2025	8	3,328,102	3,666,543	3,669,281
2026	8	694,800	1,127,115	1,066,237
2028	8	55,437	83,302	78,390
2030	8	2,368,200	3,162,695	2,976,339
2024	9	1,000	3,209	10,634
2025	9	362,212	715,448	677,550
2027	9	89,700	155,110	146,531
2025	10	178,937	606,805	959,846
2026	10	196,196	536,469	501,506
2027	10	256,243	497,833	472,023
2028	10	248,300	478,803	451,350
2030	10	134,500	200,046	190,207
2031	10	7,270,000	10,617,963	9,973,583
2032	10	5,378,500	7,141,233	6,714,453
2033	10	531,000	593,165	557,446
2026	11	2,500	4,070	4,133
2027	11	47,046	97,166	91,696
2028	11	74,764	151,565	143,520
Perpetual		13,798,555	14,483,213	14,722,748
Total (1) (2)			**51,251,292**	**50,337,854**

(1) Includes the amount of R$40,060,722 thousand (R$39,279,827 thousand on December 31, 2023), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose; and

(2) The information on results is presented in Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

b) Movement of subordinated debts

	R$ thousands	
	2024	2023
Opening balance on January 1	**50,337,854**	**52,241,332**
Issuance	-	531,000
Interest accrued	3,086,079	3,591,385
Settlement and interest payments	(2,172,641)	(6,902,252)
Closing balance on June 30	**51,251,292**	**49,461,465**

20) OTHER FINANCIAL LIABILITIES

	R$ thousands	
	On June 30, 2024	**On December 31, 2023**
Foreign exchange portfolio (Note 11)	28,968,539	19,027,796
Interbank and interdepartmental accounts	36,198,197	35,798,556
Securities trading	6,780,475	6,714,714
Obligations for operations linked to assignment	3,676,875	4,201,705
Total	**75,624,086**	**65,742,771**

21) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions

								R$ thousands
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On June 30, 2024	On December 31, 2023	On June 30, 2024	On December 31, 2023	On June 30, 2024	On December 31, 2023	On June 30, 2024	On December 31, 2023
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,246,425	1,222,931	320,598,788	304,580,787	-	-	321,845,213	305,803,718
Mathematical reserve for vested benefits (PMBC)	575,469	592,799	12,602,386	12,565,119	-	-	13,177,855	13,157,918
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,682,861	7,639,353	7,682,861	7,639,353
Reserve for claims incurred but not reported (IBNR)	7,911,315	7,175,148	1,154,134	1,112,482	-	-	9,065,449	8,287,630
Unearned premium reserve	6,937,417	6,940,427	3,065,000	3,051,974	-	-	10,002,417	9,992,401
Reserve for unsettled claims (PSL)	6,610,793	5,254,923	1,769,557	2,116,347	-	-	8,380,350	7,371,270
Reserve for financial surplus (PET)	-	-	842,558	921,061	-	-	842,558	921,061
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,589,689	1,492,136	1,589,689	1,492,136
Other provisions	3,053,199	2,918,486	6,680,353	3,149,960	70,176	68,796	9,803,728	6,137,242
Total technical provisions	**26,334,618**	**24,104,714**	**346,712,776**	**327,497,730**	**9,342,726**	**9,200,285**	**382,390,120**	**360,802,729**

II) Guarantees for technical provisions

R$ thousands

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On June 30, 2024	On December 31, 2023	On June 30, 2024	On December 31, 2023	On June 30, 2024	On December 31, 2023	On June 30, 2024	On December 31, 2023
Total technical provisions	**26,334,618**	**24,104,714**	**346,712,776**	**327,497,730**	**9,342,726**	**9,200,285**	**382,390,120**	**360,802,729**
(+) Monetary effect on the preparation of LAT	-	-	-	1,675,687	-	-	-	1,675,687
(-) Commercialization surcharge – extended warranty	(284,543)	(304,427)	-	-	-	-	(284,543)	(304,427)
(-) Portion corresponding to contracted reinsurance	(19,796)	(5,040)	(19,695)	(19,215)	-	-	(39,491)	(24,255)
(-) Reserve for unsettled claims (PSL) (Notified within 30 days)	(2,897,786)	-	-	-	-	-	(2,897,786)	-
(-) Reserve for unsettled claims (PSL) - Guaranteed by Judicial Deposits	(53,600)	-	-	-	-	-	(53,600)	-
(-) Premiums receivables	(2,612,048)	(2,691,684)	-	-	-	-	(2,612,048)	(2,691,684)
(-) Unearned premium reserve – Health and dental insurance (3)	(2,381,422)	(2,586,129)	-	-	-	-	(2,381,422)	(2,586,129)
(-) Provision for Insufficiency of Consideration/Premium	(637,262)	-	-	-	-	-	(637,262)	-
Technical provisions to be covered	**17,448,161**	**18,517,434**	**346,693,081**	**329,154,202**	**9,342,726**	**9,200,285**	**373,483,968**	**356,871,921**
Investment fund quotas (VGBL and PGBL)	-	-	287,509,097	270,221,631	-	-	287,509,097	270,221,631
Investment fund quotas (excluding VGBL and PGBL)	7,372,703	5,573,264	22,494,036	23,658,057	3,192,528	2,991,428	33,059,267	32,222,749
Government securities	15,157,626	14,802,920	36,744,383	37,215,876	6,233,843	6,466,110	58,135,852	58,484,906
Stocks	-	-	937,474	-	-	-	937,474	-
Private securities	264,797	468,777	536,771	760,906	-	349,399	801,568	1,579,082
Total assets held to guarantee technical provisions	**22,795,126**	**20,844,961**	**348,221,761**	**331,856,470**	**9,426,371**	**9,806,937**	**380,443,258**	**362,508,368**

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$2,940,870 thousand (R$2,809,845 thousand as of December 31, 2023) and the Reserve for Related Expenses of R$91,538 thousand (R$90,358 thousand as of December 31, 2023);

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$4,253,147 thousand (R$2,686,275 thousand as of December 31, 2023), "Reserve for related expenses" of R$431,244 thousand (R$445,886 thousand as of December 31, 2023); and

(3) In accordance with ANS Normative Resolution No. 521/2022 and subsequent amendments, there is no obligation to link guarantee assets to cover the amount recorded as Provision for Unearned Premiums or Considerations (PUPC).

III) Other income from insurance, pension plans and capitalization bonds

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Written premiums	32,865,899	29,465,937
Pension plan contributions (including VGBL)	22,060,939	18,014,780
Capitalization bond revenues	3,271,113	3,025,045
Ceded coinsurance premiums	(31,237)	(30,596)
Refunded premiums	(16,021)	(15,513)
Insurance, pension plan and capitalization bond net premiums earned	**58,150,693**	**50,459,653**
Reinsurance premiums paid	(9,077)	(18,109)
Insurance, pension plan and capitalization bond retained premiums	**58,141,616**	**50,441,544**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(25,158,902)	(19,313,256)
Capitalization bond prize draws and redemptions	(2,862,700)	(2,613,606)
Retained claims	(23,147,893)	(22,166,082)
Insurance, pension plan and capitalization expenses	(2,028,607)	(1,935,618)
Other income from insurance, pension plans and capitalization bonds	**4,943,514**	**4,412,982**

b) Other provisions

	R$ thousands	
	On June 30, 2024	On December 31, 2023
Provision for contingencies (Note 22)	18,830,217	20,269,055
Provision for Financial guarantees provided (I)	1,415,843	1,283,851
Other (1)	13,188,894	13,772,030
Total	**33,434,954**	**35,324,936**

(1) Primarly includes provisions for payments to be made related to obligations with employees and other administrative provisions.

I) Sureties and guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is constituted based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale a combination of quantitative models and individualized analyzes is adopted.

	R$ thousands			
	On June 30, 2024		On December 31, 2023	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	34,543,716	(600,854)	37,974,141	(568,695)
Bank sureties	51,084,960	(725,452)	50,740,267	(628,411)
Others	24,820,006	(89,537)	17,102,150	(86,745)
Total	**110,448,682**	**(1,415,843)**	**105,816,558**	**(1,283,851)**

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification referring to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually monitored and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the

80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so.

It should be noted that, with regard to these disputes over economic plans, the Federal Supreme Court (STF) has suspended the progress of all proceedings without a final judgment, until there is a definitive ruling by that Court on the disputed right.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,183,929 thousand (R$3,099,917 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,927,043 thousand (R$1,954,679 thousand on December 31, 2023): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding Income Tax on such financial contributions;

- PIS and Cofins - R$792,689 thousand (R$754,518 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$514,004 thousand (R$500,775 thousand on December 31, 2023): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

	R$ thousands	
	On June 30, 2024	On December 31, 2023
Labor claims	3,404,617	4,622,138
Civil claims	8,250,279	8,587,613
Provision for tax risks	7,175,321	7,059,304
Total (Note 21b)	**18,830,217**	**20,269,055**

V - Changes in provisions – Provision expenses

			R$ thousands
	Labor	Civil	Tax
Balance on January 1, 2024	**4,622,138**	**8,587,613**	**7,059,304**
Adjustment for inflation	229,844	229,520	197,322
Provisions, net of (reversals and write-offs)	842,612	1,253,895	(65,900)
Payments	(2,289,977)	(1,820,749)	(15,405)
Balance on June 30, 2024	**3,404,617**	**8,250,279**	**7,175,321**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on June 30, 2024, R$10,969,770 thousand (R$9,977,528 thousand on December 31, 2023) for civil claims and R$47,825,046 thousand (R$46,704,117 thousand on December 31, 2023) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$11,860,111 thousand (R$11,475,238 thousand on December 31, 2023): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,685,146 thousand (R$9,460,147 thousand on December 31, 2023): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$9,345,579 thousand (R$9,105,361 thousand on December 31, 2023), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,197,530 thousand (R$3,093,382 thousand on December 31, 2023): relating to disallowance of expenses with credit losses;

- PIS and COFINS notifications and disallowances of compensations – R$1,881,562 thousand (R$1,796,192 thousand on December 31, 2023): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- ISSQN – Commercial Leasing Companies – R$1,750,916 thousand (R$1,790,997 thousand on December 31, 2023): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,378,151 thousand (R$1,340,697 thousand on December 31, 2023): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$509,322 thousand (R$813,806 thousand on December 31, 2023): relating to profit of subsidiaries based overseas;

- Interest on Own Capital (TJLP) – Base year 2019 – R$189,037 (R$181,038 thousand on December 31, 2023): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$188,289 thousand (R$183,904 thousand on December 31, 2023): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other matters

There is currently a criminal case against two former executive directors, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named "Operation Zelotes", investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). The court of first instance acquitted the two former executive directors, pending final judgment.

23) OTHER LIABILITIES

	R$ thousands	
	On June 30, 2024	On December 31, 2023
Sundry creditors	6,393,281	5,704,846
Payment of taxes and other contributions	6,096,628	939,724
Credit card operations	2,472,124	2,589,569
Taxes and contributions payable	3,356,122	3,691,043
Liabilities for acquisition of assets and rights	1,351,942	482,771
Social and statutory	4,426,798	6,696,788
Obligations for quotas of investment funds	3,209,593	4,120,052
Other (1)	5,763,654	5,776,034
Total	**33,070,142**	**30,000,827**

(1) Includes credits for resources to be released and obligations for payment resources.

24) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On June 30, 2024	On December 31, 2023
Common	5,312,258,681	5,330,304,681
Preferred	5,295,833,947	5,311,865,547
Subtotal	**10,608,092,628**	**10,642,170,228**
Treasury (common shares)	(18,046,000)	-
Treasury (preferred shares)	(16,031,600)	-
Total outstanding shares	**10,574,015,028**	**10,642,170,228**

b) Profit reserves

	R$ thousands	
	On June 30, 2024	On December 31, 2023
Profit reserves		
- Legal reserve (1)	13,787,045	13,340,705
- Statutory reserve (2)	66,965,564	63,810,124
Total	**80,752,609**	**77,150,829**

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and
(2) In order to maintain an operating margin compatible with the development of the Organization's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on June 06, 2024, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2024, in the amount of R$4,000,000 thousand, of which R$0.359141 per common

share and R$0.395055 per preferred share, whose payment will occur until January 31, 2025.

Interest on shareholders' equity for the six-month period ended June 30, 2024, is calculated as follows:

	R$ thousands	% (1)
Net income for the period	8,926,791	
(-) Legal reserve	446,340	
Adjusted calculation basis	**8,480,451**	
Monthly and intermediary interest on shareholders' equity (gross), paid	1,154,882	
Provisioned intermediary interest on shareholders' equity (gross)	4,000,000	
Additional provisioned interest on equity (gross)	170,129	
Withholding income tax on interest on shareholders' equity	(798,752)	
Interest on shareholders' equity (net) accumulated on June 30, 2024	**4,526,259**	**53.37**
Interest on shareholders' equity (net) accumulated on June 30, 2023	**4,906,775**	**58.71**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity were paid or recognized in provisions, as follows:

Description	Per share (gross) - R$		R$ thousands		
	Common	Preferred	Amount paid/ provisioned	Withholding Income Tax (IRRF) (15%)	Net amount paid/ provisioned
Monthly interest on shareholders' equity paid	0.103499	0.113849	1,156,402	173,460	982,942
Intermediary interest on shareholders' equity paid	0.178997	0.196897	2,000,000	300,000	1,700,000
Supplementary interest on shareholders´ equity paid	0.234153	0.257568	2,616,274	392,441	2,223,833
Total paid or accrued in the six-month period ended on June 30, 2023	**0.516649**	**0.568314**	**5,772,676**	**865,901**	**4,906,775**
Monthly interest on shareholders' equity paid	0.103499	0.113849	1,154,882	173,233	981,649
Provisioned intermediary interest on shareholders' equity (1)	0.359141	0.395055	4,000,000	600,000	3,400,000
Supplementary interest on shareholders' equity provisioned	0.015275	0.016803	170,129	25,519	144,610
Total accrued on June 30, 2024	**0.477915**	**0.525707**	**5,325,011**	**798,752**	**4,526,259**

(1) To be paid until January 31, 2025.

d) Treasury shares

On October 31, 2023, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from November 07, 2023 to May 07, 2025, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On June 30, 2024, 18,046,000 common shares and 16,031,600 preferred shares remained in treasury, amounting to R$442,735 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$11.98, R$12.39 and R$12.61 and per preferred share (PN) is R$13.32, R$13.67 and R$13.97 respectively. The market value of these shares, on June 30, 2024, was R$11.19 per common share and R$12.38 per preferred share.

e) Earnings per share

i. Basic earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	Six-month period ended June 30	
	2024	2023
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**4,250,853**	**4,199,665**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**4,675,938**	**4,597,872**
Weighted average number of common shares outstanding (thousands)	5,319,026	5,330,305
Weighted average number of preferred shares outstanding (thousands)	5,301,864	5,311,866
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	0.80	0.79
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	0.88	0.87

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of June 30, 2024, the balance of minority interests in subsidiaries was R$780,854 thousand (R$945,244 thousand on December 31, 2023), represented, primarily by Odontoprev.

26) FEE AND COMMISSION INCOME

		R$ thousands
	Six-month period ended June 30	
	2024	2023
Credit card income	4,777,459	4,690,624
Checking account	3,396,720	3,641,094
Loans	1,294,090	1,082,188
Collections	783,966	886,438
Consortium management	1,285,848	1,095,114
Asset management	642,764	687,618
Capital markets/Financial advisory services	680,021	390,995
Custody and brokerage services	685,931	613,580
Payments	209,474	219,859
Other	525,152	530,312
Total	**14,281,425**	**13,837,822**

27) PAYROLL AND RELATED BENEFITS

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Salaries	5,949,238	5,694,241
Benefits	2,981,548	2,782,971
Social security charges	2,006,027	1,947,213
Employee profit sharing	747,621	834,425
Training	82,628	41,474
Total	**11,767,062**	**11,300,324**

28) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Outsourced services	2,764,416	2,615,561
Depreciation and amortization	2,208,866	2,057,501
Data processing	1,197,373	1,107,450
Communication	365,594	477,850
Asset maintenance	725,651	686,326
Rental	566,519	598,475
Financial system services	668,161	722,570
Advertising and marketing	583,235	526,615
Security and surveillance	281,909	298,225
Transport	367,081	367,287
Water, electricity and gas	193,566	175,979
Supplies	68,528	59,364
Travel	76,652	63,956
Other	779,047	901,081
Total	**10,846,598**	**10,658,240**

29) TAX EXPENSES

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Contribution for Social Security Financing (COFINS)	2,244,113	2,541,053
Social Integration Program (PIS) contribution	350,369	408,034
Tax on Services (ISSQN)	491,825	475,246
Municipal Real Estate Tax (IPTU) expenses	68,756	83,422
Other	143,071	204,420
Total	**3,298,134**	**3,712,175**

30) OTHER OPERATING INCOME

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Other interest income	1,723,385	2,589,548
Reversal of other operating provisions	1,729,938	1,488,572
Revenues from recovery of charges and expenses	304,078	206,389
Other	3,842,079	3,102,561
Total	**7,599,480**	**7,387,070**

31) OTHER OPERATING EXPENSES

	Six-month period ended June 30	
	2024	2023
Other finance costs	664,178	719,646
Sundry losses	262,161	309,816
Discount granted	999,972	1,537,196
Commissions on loans and financing	270,781	256,712
Intangible assets amortization - payroll	886,084	837,180
Goodwill amortization (Note 14a)	216,054	226,067
Card marketing expenses	2,108,044	1,704,218
Other	6,326,156	4,881,523
Total	**11,733,430**	**10,472,358**

32) NON-OPERATING INCOME (LOSS)

		R$ thousands
	Six-month period ended June 30	
	2024	2023
Gain/loss on sale and write-off of assets and investments	31,008	77,354
Recording/reversal of non-operating provisions (1)	(85,118)	(129,598)
Other	15,390	25,682
Total	**(38,720)**	**(26,562)**

(1) Primarily includes the provision for impairment of non-financial assets held for sale.

33) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

		R$ thousands
	Six-month period ended June 30	
	2024	2023
Income before income tax and social contribution	**9,249,448**	**8,129,643**
Total burden of income tax (25%) and social contribution (20%) at the current rates	(4,162,252)	(3,658,339)
Effect on the tax calculation:		
Equity investment in associates and jointly controlled companies	419,157	476,731
Net non-deductible expenses of non-taxable income	688,611	527,226
Interest on shareholders' equity (paid and payable)	2,396,255	2,597,704
Other amounts (1)	486,651	853,432
Income tax and social contribution for the period	**(171,578)**	**796,754**

(1) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; and (ii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Current taxes:		
Income tax and social contribution payable	**(4,019,867)**	**(3,907,308)**
Deferred tax liabilities:		
Constitution/realization in the period on temporary additions and exclusions	3,901,406	4,802,988
Use of opening balances of:		
Social contribution loss	(103,999)	(186,063)
Income tax loss	(129,405)	(229,825)
Constitution in the period of:		
Social contribution loss	52,302	122,294
Income tax loss	127,985	194,668
Total deferred tax expense	**3,848,289**	**4,704,062**
Income tax and social contribution for the period	**(171,578)**	**796,754**

c) Deferred income tax and social contribution

	R$ thousands			
	Balance on December 31, 2023	Amount constituted	Amount realized	Balance on June 30, 2024
Expected credit loss associated with credit risk	58,977,661	7,991,373	(2,514,023)	64,455,011
Civil provisions	3,778,419	198,921	(356,107)	3,621,233
Tax provisions	3,241,355	139,244	(67,896)	3,312,703
Labor provisions	2,068,012	135,769	(679,532)	1,524,249
Impairment of securities and investments	3,249,695	294,630	(448,764)	3,095,561
Non-financial assets held for sale	735,677	102,891	(133,871)	704,697
Fair value adjustment of trading securities and derivatives	270,016	92,312	(247,221)	115,107
Amortization of goodwill	221,934	8,213	(5,510)	224,637
Provision for interest on own capital	-	76,561	-	76,561
Other	5,438,415	1,490,281	(1,404,604)	5,524,092
Total deductible taxes on temporary differences	**77,981,184**	**10,530,195**	**(5,857,528)**	**82,653,851**
Income tax and social contribution losses in Brazil and overseas	18,893,423	180,287	(233,404)	18,840,306
Subtotal	**96,874,607**	**10,710,482**	**(6,090,932)**	**101,494,157**
Adjustment to fair value of available-for-sale securities	2,488,372	1,491,386	(143,211)	3,836,547
Total deferred tax assets	**99,362,979**	**12,201,868**	**(6,234,143)**	**105,330,704**
Deferred tax liabilities (Note 33e)	**5,271,884**	**1,808,073**	**(1,526,660)**	**5,553,297**
Deferred tax assets, net of deferred tax liabilities	**94,091,095**	**10,393,795**	**(4,707,483)**	**99,777,407**
- Percentage of net deferred tax assets on capital	**62.8%**			**66.9%**
- Percentage of net deferred tax assets over total assets	**4.9%**			**5.0%**

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	On June 30, 2024 - R$ thousand				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2024	7,915,765	6,271,008	141,816	58,694	14,387,283
2025	4,577,670	3,604,391	121,463	64,467	8,367,991
2026	5,702,201	4,522,552	141,960	74,885	10,441,598
2027	2,950,309	2,323,125	149,013	88,006	5,510,453
2028	3,696,854	2,741,648	943,229	750,162	8,131,893
2029	6,083,578	4,848,066	189,072	177,152	11,297,868
2030	2,989,246	2,335,974	2,093,609	1,655,172	9,074,001
2031	2,788,644	2,215,467	2,243,976	1,786,863	9,034,950
2032	6,424,528	5,081,834	2,056,062	1,669,432	15,231,856
2033	3,149,460	2,431,531	2,108,801	2,326,472	10,016,264
Total	**46,278,255**	**36,375,596**	**10,189,001**	**8,651,305**	**101,494,157**

The projected realization of deferred tax assets is an estimate and is not directly related to expected accounting profits. Projections for 2025 and subsequent years consider the new resolution for the tax treatment of credit losses incurred established by Law No. 14,467/2022.

On June 30, 2024, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$86,366,825 thousand (R$81,966,724 thousand on December 31, 2023), of which: R$71,648,226 thousand (R$67,374,572 thousand in December 2023) of temporary differences and R$14,718,599 thousand (R$14,592,152 thousand on December 31, 2023) of tax loss and negative basis of social contribution.

e) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2023	Amount constituted	Amount realized	Balance on June 30, 2024
Fair value adjustment to securities and derivative financial instruments	1,150,588	763,120	(762,662)	1,151,046
Difference in depreciation	616,829	117,963	-	734,792
Judicial deposit	1,787,400	123,506	(24,903)	1,886,003
Other	955,972	591,627	(37,390)	1,510,209
Total deferred liabilities on temporary exclusions	**4,510,789**	**1,596,216**	**(824,955)**	**5,282,050**
Adjustment to fair value of available-for-sale securities	761,095	211,857	(701,705)	271,247
Total deferred tax liabilities (Note 33c)	**5,271,884**	**1,808,073**	**(1,526,660)**	**5,553,297**

34) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to assess the results of the business activities in which it is involved, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bacen, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

				R$ thousands
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	18,760,947	135,521	(897,557)	17,998,911
Interbank investments and Compulsory deposits with the Brazilian Central Bank	342,961,183	40,295	(431,093)	342,570,385
Securities and derivative financial instruments	775,135,719	7,185,220	60,778,274	843,099,213
Loans and leases	563,177,069	(1,313)	(474,630)	562,701,126
Other financial instruments	168,140,338	971,363	(1,453,530)	167,658,171
Expected credit loss associated with credit risk	(48,508,194)	(416)	-	(48,508,610)
Deferred income tax assets	105,330,704	555,449	-	105,886,153
Investments in associates and jointly controlled entities	10,535,410	(6,584,993)	-	3,950,417
Property and equipment	8,034,329	305,465	-	8,339,794
Intangible assets and goodwill	18,875,411	3,760,837	-	22,636,248
Other assets	29,226,507	1,835,081	(547,498)	30,514,090
Accumulated impairment of non-financial assets	(2,540,559)	212,771	-	(2,327,788)
Total on June 30, 2024	**1,989,128,864**	**8,415,280**	**56,973,966**	**2,054,518,110**
Total on December 31, 2023	**1,915,474,635**	**10,074,444**	**38,502,618**	**1,964,051,697**

	R$ thousands			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	355,405,767	(216,577)	48,366,132	403,555,322
Deposits from customers	616,154,445	(142,690)	2,539,025	618,550,780
Securities issued	254,255,944	-	11,634,725	265,890,669
Subordinated debts	51,251,292	-	-	51,251,292
Derivative financial instruments	21,122,339	-	(1,479,271)	19,643,068
Other financial liabilities	75,624,086	(1,055,961)	(618,726)	73,949,399
Provisions	415,825,074	747,306	(22,045)	416,550,335
Deferred tax liabilities	5,553,297	64,031	-	5,617,328
Other liabilities	33,070,142	8,101,277	(3,445,874)	37,725,545
Non-controlling shareholders'	780,854	917,894	-	1,698,748
Shareholders' equity	160,085,624	-	-	160,085,624
Total on June 30, 2024	**1,989,128,864**	**8,415,280**	**56,973,966**	**2,054,518,110**
Total on December 31, 2023	**1,915,474,635**	**10,074,444**	**38,502,618**	**1,964,051,697**

	R$ thousands			
	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	97,966,981	849,462	1,206,287	100,022,730
Expenses from financial intermediation	(59,774,828)	(226,982)	(2,224,062)	(62,225,872)
Financial margin	**38,192,153**	**622,480**	**(1,017,775)**	**37,796,858**
Expected Credit Loss Associated with Credit Risk expense	(16,769,555)	-	-	(16,769,555)
Gross income from financial intermediation	**21,422,598**	**622,480**	**(1,017,775)**	**21,027,303**
Other income from insurance, pension plans and capitalization bonds	4,943,514	-	-	4,943,514
Fee and commission income and income from banking fees	14,281,425	2,680,310	1,114,183	18,075,918
Personnel expenses	(11,767,062)	(470,988)	-	(12,238,050)
Other administrative expenses	(10,846,598)	(459,510)	105,293	(11,200,815)
Tax expenses	(3,298,134)	(440,954)	-	(3,739,088)
Share of profit (loss) of associates and jointly controlled entities	931,461	(767,003)	-	164,458
IR/CSI and Other income/expenses	(6,740,413)	(1,164,335)	(201,701)	(8,106,449)
Net income in the six-month period ended June 30, 2024	**8,926,791**	**-**	**-**	**8,926,791**
Net income in the six-month period ended June 30, 2023	**8,797,537**	**-**	**-**	**8,797,537**

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	14,716,906	3,665,352	456,251	5,618	2,613	(847,829)	17,998,911
Interbank investments and Compulsory deposits with the Brazilian Central Bank	339,628,742	2,941,643	-	-	-	-	342,570,385
Securities and derivative financial instruments	425,705,551	20,539,545	402,834,564	8,987	3,029,881	(9,019,315)	843,099,213
Loans and leases	510,809,197	85,374,701	-	-	-	(33,482,772)	562,701,126
Other financial instruments	164,520,675	362,100	10,374,637	31,590	122,611	(7,753,442)	167,658,171
Expected credit loss associated with credit risk	(46,944,730)	(1,563,880)	-	-	-	-	(48,508,610)
Deferred income tax assets	101,359,697	186,843	4,249,121	2,661	87,831	-	105,886,153
Investments in associates and jointly controlled entities	75,523,281	-	3,286,876	-	1,269	(74,861,009)	3,950,417
Property and equipment	6,272,959	89,220	1,962,198	1,185	14,232	-	8,339,794
Intangible assets and goodwill	18,832,168	105,370	3,698,094	-	616	-	22,636,248
Other assets	23,307,061	1,926,844	5,165,371	1,185	119,583	(5,954)	30,514,090
Accumulated impairment of non-financial assets	(2,311,277)	-	(16,399)	-	(112)	-	(2,327,788)
Total on June 30, 2024	**1,631,420,230**	**113,627,738**	**432,010,713**	**51,226**	**3,378,524**	**(125,970,321)**	**2,054,518,110**
Total on December 31, 2023	**1,571,215,433**	**90,313,800**	**409,329,194**	**41,528**	**3,277,809**	**(110,126,067)**	**1,964,051,697**
Liabilities							
Deposits from banks	418,251,686	21,203,564	-	-	-	(35,899,928)	403,555,322
Deposits from customers	576,622,633	42,535,992	-	-	-	(607,845)	618,550,780
Securities issued	264,037,134	8,691,017	-	-	-	(6,837,482)	265,890,669
Subordinated debts	51,251,292	-	-	-	-	-	51,251,292
Derivative financial instruments	17,052,437	2,593,184	-	-	-	(2,553)	19,643,068
Other financial liabilities	73,948,366	1,033	-	-	-	-	73,949,399
Provisions	29,582,932	214,427	386,697,263	29,967	27,853	(2,107)	416,550,335
Deferred tax liabilities	4,893,538	66,750	650,742	-	6,298	-	5,617,328
Other liabilities	34,642,269	1,654,410	9,145,066	3,515	39,682	(7,759,397)	37,725,545
Non-controlling shareholders'	1,052,319	36,667,361	35,517,642	17,744	3,304,691	(74,861,009)	1,698,748
Shareholders' equity	160,085,624	-	-	-	-	-	160,085,624
Total on June 30, 2024	**1,631,420,230**	**113,627,738**	**432,010,713**	**51,226**	**3,378,524**	**(125,970,321)**	**2,054,518,110**
Total on December 31, 2023	**1,571,215,433**	**90,313,800**	**409,329,194**	**41,528**	**3,277,809**	**(110,126,067)**	**1,964,051,697**

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	R$ thousands Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	80,253,568	3,241,037	17,605,513	3,544	164,437	(1,245,369)	100,022,730
Expenses from financial intermediation	(47,911,480)	(1,372,770)	(14,186,997)	-	-	1,245,375	(62,225,872)
Financial margin	**32,342,088**	**1,868,267**	**3,418,516**	**3,544**	**164,437**	6	**37,796,858**
Expected Credit Loss Associated with Credit Risk expense	(16,479,978)	(289,577)	-	-	-	-	(16,769,555)
Gross income from financial intermediation	**15,862,110**	**1,578,690**	**3,418,516**	**3,544**	**164,437**	6	**21,027,303**
Other income from insurance, pension plans and capitalization bonds	-	-	4,910,925	19,453	-	13,136	4,943,514
Fee and commission income and income from banking fees	16,791,415	369,303	932,554	-	16,401	(33,755)	18,075,918
Personnel expenses	(10,590,053)	(274,149)	(1,344,872)	(8,772)	(20,204)	-	(12,238,050)
Other administrative expenses	(10,087,492)	(221,219)	(1,080,083)	(6,810)	(11,981)	206,770	(11,200,815)
Tax expenses	(3,030,517)	(8,283)	(692,195)	-	(8,093)	-	(3,739,088)
Share of profit (loss) of associates and jointly controlled entities	84,697	-	79,761	-	-	-	164,458
IR/CSI and Other income/expenses	(5,432,940)	(344,611)	(2,081,151)	(3,936)	(57,654)	(186,157)	(8,106,449)
Net income in the six-month period ended June 30, 2024	**3,597,220**	**1,099,731**	**4,143,455**	**3,479**	**82,906**	**-**	**8,926,791**
Net income in the six-month period ended June 30, 2023	**3,722,495**	**781,659**	**4,144,657**	**1,003**	**147,723**	**-**	**8,797,537**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

35) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On June 30, 2024	On December 31, 2023	On June 30, 2024	On December 31, 2023	On June 30, 2024	On December 31, 2023	On June 30, 2024	On December 31, 2023
Assets								
Securities and derivative financial instruments	-	-	632,277	597,902	-	-	632,277	597,902
Loans and other assets	10	13	479,994	3,535,976	177,985	188,985	657,989	3,724,974
Liabilities								
Demand deposits/Savings accounts	123	152	10,981	137,411	24,081	15,493	35,185	153,056
Time deposits	4,867,571	3,671,231	289,211	805,870	499,245	472,452	5,656,027	4,949,553
Securities sold under agreements to repurchase	195,897	58,779	2,922,096	28,565	-	33,246	3,117,993	120,590
Funds from issuance of securities and subordinated debts	21,161,091	19,045,768	-	-	732,145	1,324,020	21,893,236	20,369,788
Interest on own capital payable	1,366,999	2,298,873	-	-	-	-	1,366,999	2,298,873
Other liabilities	-	-	12,302,157	13,392,843	9,281	1,801	12,311,438	13,394,644

For the Six-month period ended June 30 - R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2024	2023	2024	2023	2024	2023	2024	2023
Income								
Income from financial intermediation	-	47,031	70,536	26,653	4	15	70,540	73,699
Financial intermediation expenses	(1,386,090)	(1,590,020)	(38,598)	(114,494)	(73,363)	(100,951)	(1,498,051)	(1,805,465)
Income from services provided	66	80	77,584	117,843	45	125	77,695	118,048
Other expenses net of other operating revenues	51,255	43,501	(1,403,707)	(1,074,388)	(17,097)	(11,675)	(1,369,549)	(1,042,562)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2024, the maximum amount of R$618,177 thousand was determined for the remuneration of the Directors and R$605,000 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of Preferred Class B Shares issued by BBD Participações S.A. and/or Preferred Shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Key Management Personnel

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Remuneration	244,879	312,786
Total	**244,879**	**312,786**

Post-employment benefits

	R$ thousands	
	Six-month period ended June 30	
	2024	2023
Defined contribution pension plans	265,051	295,008
Total	**265,051**	**295,008**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On June 30, 2024	On December 31, 2023
• Common shares	0.33%	0.33%
• Preferred shares	0.86%	0.83%
• Total shares (1)	**0.60%**	**0.58%**

(1) On June 30, 2024, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 1.81% of common shares, 0.89% of preferred shares and 1.35% of all shares (1.63% of common shares, 0.85% of preferred shares and 1.24% of all shares on December 31, 2023).

36) RISK AND CAPITAL MANAGEMENT

a) Risk Management

The activity of risk management is highly strategic due to the increasing complexity of products and services and the globalization of the Organization business. The dynamic nature of the market requires the constant improvement of risk management activity.

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in making strategic decisions.

The Organization has an Integrated Risk Management and Capital Allocation Committee - COGIRAC, whose objective is to advise the Chief Executive Officer in the performance of their duties/responsibilities related to the management and control of all risks and the Organization's capital.

The risk management structure also includes the Risk Committee, which is responsible for evaluating the Organization's risk management framework and, eventually, proposing improvements and challenging the risk structure in the face of new trends and/or threats, as well as how to advise the Board of Directors in carrying out its duties in the management and control of risks and capital.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the year ended on June 30, 2024, Bradesco fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On June 30, 2024	On December 31, 2023
	Prudential	
Regulatory capital - values		
Common equity	109,058,684	110,689,318
Level I	123,541,897	125,412,066
Reference Equity - RE	149,119,407	149,969,145
Risk-weighted assets (RWA) - amounts		
Total RWA	978,879,473	947,737,574
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.1%	11.7%
Tier I Capital	12.6%	13.2%
Basel Ratio	15.2%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.5%	2.5%
Additional Contracyclic Common Equity – ACPContracyclic	0.0%	0.0%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.0%	1.0%
Total ACP (1)	3.5%	3.5%
Excess Margin of Common Equity	3.1%	3.7%
Leverage Ratio (AR)		
Total exposure	1,807,551,019	1,714,042,678
AR	6.8%	7.3%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	227,634,031	248,691,252
Total net cash outflow	130,257,654	129,797,562
LCR	174.8%	191.6%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	954,446,998	934,324,784
Stable resources required (RSF)	784,717,405	737,181,037
NSFR	121.6%	126.7%

(1) Failure to comply with ACP rules may result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

c) Indicator of Global Systemic Importance (IAISG)

In accordance with the Bacen Resolutions No. 171/21 and No. 54/20 the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important is disclosed by Bradesco.

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation

Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)	R$ thousands	
	On June 30, 2024	On December 31, 2023
Fixed rates	6,553	3,010
IGPM/IPCA	8,610	7,671
Exchange coupon	53	311
Foreign currency	4,592	2,507
Equities	1,573	2,003
Sovereign/Eurobonds and Treasuries	4,921	3,283
Other	3,261	2,340
Correlation/diversification effect	(12,058)	(13,657)
VaR (Value at Risk)	**17,503**	**7,468**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.56 a scenario of R$5.61 was used, while for a 1-year fixed interest rate of 11.20%, a 11.21% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.56 a scenario of R$6.95 was used, while for a 1-year fixed interest rate of 11.20%, a 14.00% scenario was applied. The

scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.56 a scenario of R$8.34 was used, while for a 1-year fixed interest rate of 11.20%, a 16.79% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

		R$ thousands					
		Trading Portfolio (1)					
		On June 30, 2024			On December 31, 2023		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(451)	(122,078)	(236,952)	(25)	(14,760)	(27,497)
Price indexes	Exposure subject to variations in price index coupon rates	(554)	(71,636)	(141,486)	(3,861)	(130,968)	(266,123)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(8)	(1,345)	(2,658)	(18)	(2,783)	(5,489)
Foreign currency	Exposure subject to exchange rate variations	3,036	75,905	151,810	1,507	37,669	75,338
Equities	Exposure subject to variation in stock prices	165	4,133	8,266	1,188	29,696	59,392
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(341)	(39,264)	(76,715)	128	8,831	15,365
Other	Exposure not classified in other definitions	(18)	(451)	(901)	(94)	(2,341)	(4,683)
Total excluding correlation of risk factors		**1,830**	**(154,735)**	**(298,636)**	**(1,176)**	**(74,656)**	**(153,695)**

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 273 bps and 533 bps (scenarios 2 and 3 respectively) as of June 30, 2024 (December 31, 2023 - the values were approximately 245 bps and 480 bps in scenarios 2 and 3 respectively).

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

R$ thousands

		Trading and Banking Portfolios (1)					
		On June 30, 2024			On December 31, 2023		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(7,173)	(2,295,351)	(4,650,783)	(2,113)	(845,801)	(1,949,962)
Price indexes	Exposure subject to variations in price index coupon rates	(15,348)	(2,393,020)	(4,288,789)	(20,461)	(2,347,022)	(4,307,241)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(338)	(59,847)	(121,006)	(985)	(112,436)	(216,387)
Foreign currency	Exposure subject to exchange rate variations	(1,108)	(27,702)	(55,405)	(2,212)	(55,293)	(110,585)
Equities	Exposure subject to variation in stock prices	(24,575)	(614,373)	(1,228,746)	(43,432)	(1,085,794)	(2,171,588)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	532	82,932	143,477	(1,172)	(117,366)	(229,078)
Other	Exposure not classified in other definitions	22	553	1,106	(41)	(1,016)	(2,031)
Total excluding correlation of risk factors		**(47,988)**	**(5,306,808)**	**(10,200,146)**	**(70,416)**	**(4,564,728)**	**(8,986,872)**

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 245 bps and 543 bps (scenarios 2 and 3 respectively) as of June 30, 2024 (December 31, 2023 - the values were approximately 269 bps and 548 bps in scenarios 2 and 3 respectively).

e) Social and Environmental Risk

Social and environmental risks are defined as the potential damage that an economic activity can inflict on society and the environment. These risks, when associated with financial institutions, are primarily indirect and stem from business relationships, including those with the supply chain and with clients through financing and investment activities.

The social and environmental risk management process has a governance structure made up of committees, policies, standards and procedures, which is designed to ensure that risks are identified, measured, mitigated, tracked, and reported for various activities, including lending, investments and supplier management.

The Organization works to improve the criteria for managing these risks and strengthening processes through a set of actions, including media research and consultations with in-house and public databases, to identify potential social or environmental violations.

We also have socio-environmental contractual clauses, which provide for the possibility of early expiration of contracts if non-compliance with any contractual obligation is identified.

We have made several commitments related to environmental and social aspects, such as the Equator Principles, Principles for Responsible Investment (PRI), Business Charter for Human Rights and the Promotion of Decent Work (Ethos), United Nations Environment Program (UNEP-FI), Global Compact, among others.

The social and environmental risk management structure is composed of various forums and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Board of Executive Officers of the Organization in the exercise of their duties.

f) Climate Risk

Climate risk represents the potential for financial losses to the Organization due to the potential impacts of climate change. As defined in CMN Resolution No. 4,557, it refers to the potential for losses to the institution caused by events associated with frequent and severe weather or long-term environmental changes that may be related to shifts in weather patterns (physical risks). In response to the increase in these risks, socio-economic shifts are expected to occur that could cause potential losses to the Organization resulting from events associated with the transition process to a low-carbon economy, in which the emission of greenhouse gases is reduced or offset and the natural mechanisms for capturing these gases are preserved (transition risks).

Climate risk, when associated with financial institutions, is mostly indirect and comes from business relationships with clients and suppliers.

The climate risk management process has a governance structure made up of committees, policies, standards and procedures, which help to identify, classify and monitor climate risks, in accordance with BCB Resolutions and in line with the principles of relevance and proportionality, necessary in view of the complexity of the Organization's financial products and profile of activities.

The Organization seeks to incorporate and improve the criteria for managing the climate risks arising from business relations with clients through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Social Organization, Environmental and Climate Risk Standard.

The Organization has assumed commitments related to climate aspects, with an emphasis on the Net-Zero Banking Alliance (NZBA), Principles for Responsible Investment (PRI), in addition to being a signatory to the Global Compact and part of the United Nations for the Environment Program (UNEP FI). Since 2019, the Organization has been participating in industry initiatives focused on developing climate risk management methodologies and tools for the banking industry that are in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

g) Statement of financial position by currency and maturity

I – The statement of financial position by currency

R$ thousands

	On June 30, 2024			On December 31, 2023
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	**18,760,947**	**11,749,752**	**7,011,195**	**5,754,226**
Financial instruments	**1,844,257,661**	**1,735,307,211**	**108,950,450**	**85,823,930**
- Interbank investments	213,335,426	210,382,617	2,952,809	3,623,146
- Compulsory deposits with the Brazilian Central Bank	129,625,757	129,577,541	48,216	43,016
- Securities	754,919,551	738,481,071	16,438,480	22,009,272
- Derivative financial instruments	20,216,168	18,992,383	1,223,785	1,539,223
- Loans	558,020,421	503,327,808	54,692,613	39,616,727
- Other financial instruments	168,140,338	134,545,791	33,594,547	18,992,546
Leases	**5,156,648**	**5,156,648**	**-**	**-**
Expected credit loss associated with credit risk	**(48,508,194)**	**(46,944,314)**	**(1,563,880)**	**(1,355,644)**
- Loans	(46,181,831)	(44,618,012)	(1,563,819)	(1,355,591)
- Leases	(50,273)	(50,273)	-	-
- Other receivables	(2,276,090)	(2,276,029)	(61)	(53)
Deferred income tax assets	**105,330,704**	**105,141,199**	**189,505**	**185,108**
Investments in associates and jointly controlled entities	**10,535,410**	**10,535,410**	**-**	**-**
Property and equipment	**22,162,168**	**21,915,355**	**246,813**	**236,522**
Intangible assets	**47,944,540**	**47,768,298**	**176,242**	**224,858**
Accumulated depreciation and amortization	**(43,196,968)**	**(42,967,123)**	**(229,845)**	**(321,354)**
- Property and equipment	(14,127,839)	(13,971,226)	(156,613)	(149,894)
- Intangible assets	(29,069,129)	(28,995,897)	(73,232)	(171,460)
Other assets	**29,226,507**	**27,295,790**	**1,930,717**	**1,574,126**
Accumulated impairment of non-financial assets	**(2,540,559)**	**(2,540,559)**	**-**	**-**
Total assets	**1,989,128,864**	**1,872,417,667**	**116,711,197**	**92,121,772**
Liabilities				
Deposits and other financial liabilities	**1,373,813,873**	**1,261,191,721**	**112,622,152**	**82,109,454**
- Deposits from banks	355,405,767	314,832,469	40,573,298	24,096,631
- Deposits from customers	616,154,445	576,300,745	39,853,700	34,301,273
- Securities issued	254,255,944	245,564,927	8,691,017	7,368,531
- Subordinated debts	51,251,292	51,251,292	-	-
- Derivative financial instruments	21,122,339	16,974,747	4,147,592	3,852,537
- Other financial liabilities	75,624,086	56,267,541	19,356,545	12,490,482
Provisions	**415,825,074**	**415,580,343**	**244,731**	**166,008**
- Technical provision for insurance, pension plans and capitalization bonds	382,390,120	382,369,231	20,889	17,444
- Other provisions	33,434,954	33,211,112	223,842	148,564
Deferred tax liabilities	**5,553,297**	**5,486,547**	**66,750**	**56,300**
Other liabilities	**33,070,142**	**31,408,848**	**1,661,294**	**1,079,956**
Total liabilities	**1,828,262,386**	**1,713,667,459**	**114,594,927**	**83,411,718**
Shareholders' equity				
Equity attributable to shareholders of the parent	160,085,624	160,085,624	-	-
Non-controlling shareholders'	780,854	780,854	-	-
Total Shareholders' equity	**160,866,478**	**160,866,478**	**-**	**-**
Total Liability and Shareholders' equity	**1,989,128,864**	**1,874,533,937**	**114,594,927**	**83,411,718**
Net position of assets and liabilities			**2,116,270**	**8,710,054**
Net position of derivatives (2)			(11,215)	(15,768,731)
Other net off-balance-sheet accounts (3)			(1,078)	(666,054)
Net foreign exchange position (passive) (4)			**2,103,977**	**(7,724,731)**

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in memorandum accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$4,011,254 thousand in the six-month period ended June 30, 2024 (R$(2,198,036) thousand in 2023), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$842,023 thousand (R$360,437 thousand in 2023).

II - The statement of financial position by maturity

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	**18,760,947**	**-**	**-**	**-**	**-**	**18,760,947**
Financial instruments	**981,729,325**	**170,677,906**	**152,016,835**	**539,833,595**	**-**	**1,844,257,661**
- Interbank investments (1)	191,024,156	17,162,139	2,051,435	3,097,696	-	213,335,426
- Compulsory deposits with the Brazilian Central Bank	129,625,757	-	-	-	-	129,625,757
- Securities (1) (2)	479,663,834	15,085,500	57,963,913	202,206,304	-	754,919,551
- Derivative financial instruments (1) (2)	10,510,410	2,376,273	900,058	6,429,427	-	20,216,168
- Loans	59,703,743	101,049,962	81,659,826	315,606,890	-	558,020,421
- Other financial instruments	111,201,425	35,004,032	9,441,603	12,493,278	-	168,140,338
Leases	**189,585**	**911,430**	**839,618**	**3,216,015**	**-**	**5,156,648**
Expected credit loss associated with credit risk	**(15,968,900)**	**(7,189,067)**	**(5,606,264)**	**(19,743,963)**	**-**	**(48,508,194)**
- Loans	(14,759,104)	(6,302,486)	(5,453,879)	(19,666,362)	-	(46,181,831)
- Leases	(2,862)	(7,832)	(7,730)	(31,849)	-	(50,273)
- Other receivables	(1,206,934)	(878,749)	(144,655)	(45,752)	-	(2,276,090)
Deferred income tax assets	**565,671**	**14,104,019**	**4,264,707**	**86,396,307**	**-**	**105,330,704**
Investments in associates and jointly controlled entities	**-**	**-**	**-**	**-**	**10,535,410**	**10,535,410**
Property and equipment	**235,869**	**1,179,347**	**1,415,217**	**4,461,898**	**741,998**	**8,034,329**
Intangible assets	**507,075**	**2,068,765**	**2,032,265**	**14,014,848**	**252,458**	**18,875,411**
Other assets	**16,472,819**	**674,336**	**1,988,751**	**10,090,601**	**-**	**29,226,507**
Accumulated impairment of non-financial assets	**(2,540,388)**	**-**	**-**	**(171)**	**-**	**(2,540,559)**
Total on June 30, 2024	**999,952,003**	**182,426,736**	**156,951,129**	**638,269,130**	**11,529,866**	**1,989,128,864**
Total on December 31, 2023	**938,630,396**	**186,234,290**	**124,679,116**	**655,237,023**	**10,693,810**	**1,915,474,635**

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Liabilities						
Deposits and other financial liabilities	**575,955,653**	**113,558,241**	**157,328,006**	**512,488,760**	**14,483,213**	**1,373,813,873**
- Deposits from banks (1) (3)	296,239,143	23,730,073	17,307,811	18,128,740	-	355,405,767
- Deposits from customers (3)	209,753,490	49,613,647	77,514,211	279,273,097	-	616,154,445
- Securities issued	2,204,840	22,367,305	56,528,496	173,155,303	-	254,255,944
- Subordinated debts	34,574	4,675	1,380,678	35,348,152	14,483,213	51,251,292
- Derivative financial instruments	12,259,297	2,353,621	2,949,131	3,560,290	-	21,122,339
- Other financial liabilities	55,464,309	15,488,920	1,647,679	3,023,178	-	75,624,086
Provisions	**347,446,007**	**910,711**	**1,408,863**	**66,059,493**	**-**	**415,825,074**
- Technical provision for insurance, pension plans and capitalization bonds (3)	334,309,627	-	-	48,080,493	-	382,390,120
- Other provisions	13,136,380	910,711	1,408,863	17,979,000	-	33,434,954
Deferred tax liabilities	**155,768**	**14,791**	**99,085**	**5,283,653**	**-**	**5,553,297**
Other liabilities	**30,914,171**	**83,372**	**1,188,430**	**884,169**	**-**	**33,070,142**
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	160,085,624	160,085,624
Non-controlling shareholders'	-	-	-	-	780,854	780,854
Total Shareholders' equity	**-**	**-**	**-**	**-**	**160,866,478**	**160,866,478**
Total on June 30, 2024	**954,471,599**	**114,567,115**	**160,024,384**	**584,716,075**	**175,349,691**	**1,989,128,864**
Total on December 31, 2023	**897,472,672**	**103,899,472**	**130,039,248**	**607,212,802**	**176,850,441**	**1,915,474,635**
Net assets on June 30, 2024	**45,480,404**	**113,340,025**	**110,266,770**	**163,819,825**		
Net assets on December 31, 2023	**41,157,724**	**123,492,542**	**118,132,410**	**166,156,631**		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

37) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Kirton Bank S.A. Banco Múltiplo and Ágora Corretora de Seguros S.A. sponsor supplementary pension plans in the variable contribution and defined benefit modalities, through the Baneb Social Security Foundation – Bases, for former Baneb employees.

Banco Bradesco S.A. sponsors a supplementary pension plan in the variable contribution modality, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a supplementary pension plan in the defined benefit modality through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Bradescor Corretora de Seguros Ltda., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a supplementary pension plan in the defined benefit modality, through Multibra Fundo de Pensão, for employees from Banco Bamerindus do Brasil S.A..

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well the Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total contributions made, in the six-month period ended June 30, 2024, were R$573,423 thousand (R$605,116 thousand in 2023).

In addition to this benefit, Bradesco and its subsidiaries offer their employees, including managers other benefits, including: health insurance, dental care, life and personal

accident insurance and professional training, the amount of these expenses, including the contributions mentioned above, totaled, in the six-month period ended June 30, 2024, the amount of R$3,064,176 thousand (R$2,824,445 thousand in 2023).

38) OTHER INFORMATION

a) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

				R$ thousands
	On June 30, 2024		On December 31, 2023	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	213,335,426	213,371,494	205,102,659	205,228,671
Compulsory deposits with the Brazilian Central Bank	129,625,757	129,625,757	133,721,827	133,721,827
Securities:				
- Trading securities	347,297,880	347,297,880	366,650,528	366,650,528
- Available-for-sale securities	314,865,230	314,865,230	291,678,051	291,678,051
- Held-to-maturity securities	92,756,441	89,053,932	98,756,117	100,726,392
Derivative financial instruments	20,216,168	20,216,168	15,413,349	15,413,349
Loans (1)	658,557,285	659,190,038	628,596,602	625,991,386
Other financial instruments	89,798,458	89,798,458	64,172,536	64,172,536
Liabilities				
Deposits from banks	355,405,767	365,621,596	323,422,783	332,089,303
Deposits from customers	616,154,445	616,934,777	621,934,680	599,473,510
Securities issued	254,255,944	256,309,438	244,966,258	226,021,936
Subordinated debts	51,251,292	53,192,133	50,337,854	52,423,119
Derivative financial instruments	21,122,339	21,122,339	15,542,220	15,542,220
Other financial liabilities	58,585,750	58,585,750	56,469,356	56,469,356

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 3% and 21%.

To fair value securities which have no consistent, regularly updated, public price source, the Organization uses models defined by its CMM (mark-to-market commission) and documented in the fair value manual for each security type.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

								R$ thousands
	On June 30, 2024				On December 31, 2023			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	**314,583,712**	**31,822,200**	**891,968**	**347,297,880**	**315,355,048**	**50,494,149**	**801,331**	**366,650,528**
Financial treasury bills	175,337,741	-	-	175,337,741	160,173,438	-	-	160,173,438
National treasury notes	64,223,424	-	-	64,223,424	54,277,116	5,125,479	-	59,402,595
Financial bills	-	26,767,120	-	26,767,120	-	34,377,011	-	34,377,011
National treasury bills	33,915,400	-	-	33,915,400	63,010,231	-	-	63,010,231
Debentures	17,612,296	3,866,881	53,864	21,533,041	14,936,804	3,865,590	30,417	18,832,811
Other	23,494,851	1,188,199	838,104	25,521,154	22,957,459	7,126,069	770,914	30,854,442
Derivatives	**(3,693,930)**	**3,169,103**	**(381,344)**	**(906,171)**	**(1,840,440)**	**2,087,979**	**(376,410)**	**(128,871)**
Derivative financial instruments (assets)	9,225,009	10,783,846	207,313	20,216,168	3,939,198	11,321,165	152,986	15,413,349
Derivative financial instruments (liabilities)	(12,918,939)	(7,614,743)	(588,657)	(21,122,339)	(5,779,638)	(9,233,186)	(529,396)	(15,542,220)
Available-for-sale securities	**199,896,419**	**104,571,352**	**10,397,459**	**314,865,230**	**169,981,863**	**111,261,933**	**10,434,255**	**291,678,051**
National treasury notes	101,000,445	-	-	101,000,445	85,444,307	-	-	85,444,307
Debentures	11,299,465	46,383,126	7,681,954	65,364,545	8,883,770	56,305,399	7,767,360	72,956,529
National treasury bills	38,385,125	-	-	38,385,125	28,831,865	-	-	28,831,865
Financial treasury bills	29,244,883	-	-	29,244,883	29,784,559	-	-	29,784,559
Rural product notes	-	28,007,254	1,236,336	29,243,590	-	25,150,825	1,005,140	26,155,965
Stocks	3,569,728	4,000,000	1,203,361	8,773,089	4,268,341	5,534,500	1,225,021	11,027,862
Foreign government bonds	7,717,734	2,489,142	-	10,206,876	7,701,252	2,693,187	-	10,394,439
Promissory notes	-	17,319,521	-	17,319,521	-	15,565,716	-	15,565,716
Other	8,679,039	6,372,309	275,808	15,327,156	5,067,769	6,012,306	436,734	11,516,809
Total	**510,786,201**	**139,562,655**	**10,908,083**	**661,256,939**	**483,496,471**	**163,844,061**	**10,859,176**	**658,199,708**
Public	**453,067,876**	**2,489,142**	**14,158**	**455,571,176**	**431,450,899**	**7,818,666**	**16,607**	**439,286,172**
Private	**57,718,325**	**137,073,513**	**10,893,925**	**205,685,763**	**52,045,572**	**156,025,395**	**10,842,569**	**218,913,536**

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousands
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on January 1, 2023	**801,331**	**152,986**	**(529,396)**	**10,434,255**	**10,859,176**
Recognized in income	107,976	-	-	442,869	550,845
Recognized in accumulated other comprehensive income	-	-	-	(747,324)	(747,324)
Acquisitions	-	54,327	(59,261)	2,477,631	2,472,697
Disposals	(17,339)	-	-	(1,967,529)	(1,984,868)
Maturities	-	-	-	(155,122)	(155,122)
Transfers from other levels (1)	-	-	-	(87,321)	(87,321)
Balance on June 30, 2024	**891,968**	**207,313**	**(588,657)**	**10,397,459**	**10,908,083**

(1) These instruments were reclassified between levels 2 and 3, because according to the Organization's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus resulting in the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios	R$ thousands			
		On June 30, 2024		On December 31, 2023	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	-	23	-	151
	2	-	6,109	-	35,207
	3	-	12,312	-	66,294
Price indexes	1	-	(144)	-	(147)
	2	-	(19,247)	-	(18,782)
	3	-	(36,220)	-	(35,401)
Exchange coupon	1	-	(8)	-	(4)
	2	-	(1,119)	-	(603)
	3	-	(2,197)	-	(1,186)
Foreign currency	1	-	710	-	487
	2	-	17,754	-	12,187
	3	-	35,509	-	24,373
Equities	1	4,610	6,618	4,163	6,615
	2	115,239	165,462	104,073	165,378
	3	230,478	330,924	208,146	330,756

Sensitivity analyzes of the Organization's financial exposures (Trading and Banking Portfolios) were carried out based on scenarios prepared for the respective dates, always considering market information at the time and scenarios that would negatively affect our positions, as per the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.56, a scenario of R$5.61 was applied, while for a 1-year fixed interest rate of 11.20%, a scenario of 11.21% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.56, a scenario of R$6.95 was applied, while for a 1-year fixed interest rate of 11.20%, a 14.00% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.56 a scenario of R$8.34 was applied, while for a 1-year fixed interest rate of 11.20%, a 16.79% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

										R$ thousands
	On June 30, 2024					On December 31, 2023				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	213,371,494	-	213,371,494	213,335,426	-	205,228,671	-	205,228,671	205,102,659
Securities held to maturity	85,638,444	3,396,140	19,348	89,053,932	92,756,441	96,232,352	4,391,161	102,879	100,726,392	98,756,117
Loans	-	-	659,190,038	659,190,038	658,557,285	-	-	625,991,386	625,991,386	628,596,602
Liabilities										
Deposits from banks	-	-	365,621,596	365,621,596	355,405,767	-	-	332,089,303	332,089,303	323,422,783
Deposits from customers	-	-	616,934,777	616,934,777	616,154,445	-	-	599,473,510	599,473,510	621,934,680
Securities issued	-	-	256,309,438	256,309,438	254,255,944	-	-	226,021,936	226,021,936	244,966,258
Subordinated debts	-	-	53,192,133	53,192,133	51,251,292	-	-	52,423,119	52,423,119	50,337,854

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3. See Note 8a (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events.

There were no non-recurring results for the periods ended June 30, 2024 and 2023.

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets not reflected in these financial statements of which, on June 30, 2024, amounted to R$1,230,224,801 thousand (R$1,192,511,407 thousand on December 31, 2023).

d) Consortium funds

The financial and operational information contained in the tables below refers to the groups of consortiums originated and managed by Bradesco Administradora de Consórcios Ltda. These amounts are not recognized in the consolidated balance sheet or in Bradesco's consolidated income statement.

	R$ thousands	
	On June 30, 2024	On December 31, 2023
Subsequent month contractual funds receivable from consortium members	858,994	827,394
Contributions payable by the group	51,902,912	48,974,499
Consortium members - assets to be included	45,184,413	42,743,119
Credits available to consortium members	8,459,553	8,136,507

	In units	
	On June 30, 2024	On December 31, 2023
Number of groups managed	3,095	3,238
Quantity of assets pending delivery	117,707	125,363
Quantity of total delivered assets	2,847,942	2,726,945
Quantity of total active consortium members	1,520,258	1,531,419
Quantity of total dropouts and cancellations	1,742,084	1,656,631
Default rate	3.71%	3.75%

	In units	
	Six-month period ended June 30	
	2024	2023
Quantity of assets delivered in the period	120,997	113,826
Quantity of new active consortium members in the period	210,409	143,376
Quantity of dropouts and cancellations in the period	168,624	132,336

e) On November 16, 2022, Law No. 14,467 was enacted, which establishes new rules for the deductibility of losses of credits resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the base of calculation of income tax and CSLL having effect as of January 1, 2025. The main provision contained in this law include: i) application of factors for deduction of default operations (operations more than ninety days overdue); and ii) losses as of January 1, 2025, relating to loans that are delinquent on December 31, 2024, which have not been deducted by that date, may only be excluded in determining the taxable profit and the base of calculation of the CSLL, at the rate of one thirty-sixth for each month of the calculation period, starting in April 2025.

f) On December 20, 2023, Constitutional Amendment No. 132 was enacted, establishing the Consumption Tax Reform, which aims to simplify and modernize the tax system and boost the country's economy by eliminating the complexity of the current tax system. The main change is the creation of the Tax on Transactions with Goods and Services (IBS) which will replace PIS and Cofins contributions, and the Contribution on Goods and Services (CBS) replacing ISS and ICMS. The new taxes are broadly non-cumulative and will have single and uniform legislation throughout the national territory. To implement the Tax Reform there will be a transition phase, which will last from 2026 to 2032. On April 24, 2024, the Federal Government sent the first complementary bill to the National Congress that deals with the regulation of the Tax Reform. The Organization has been following discussions on this topic and awaits other regulations for a precise assessment of the impacts arising from this Constitutional Amendment.

g) On February 05, 2024, it was communicated to the market that the Company and BB Elo Cartões Participações S.A. ("BB Elo" and, jointly with BB Elo, the "Controlling Shareholders"), sent a notice to Cielo S.A. - Instituição de Pagamento ("Company") informing of their decision to proceed with the conversion of the Company's publicly-held company registration from category "A" to "B" issuer, with its consequent delisting from the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), through the launch of a unified tender offer for the acquisition of common shares, in accordance with the applicable legislation and the Company's bylaws ("Tender Offer").

On July 5, 2024, the CVM approved the registration of the unified public offer for the acquisition of common shares issued by the Company to convert its registration as a publicly held company from category "A" to "B" and delist from the Tender Offer.

On July 10, 2024, the Notice and Valuation Report for the public offer were made available by the Company, the auction for which will be held on August 14, 2024, at 3 pm. The purpose of the OPA will be 902,247,285 common shares issued by the Company, at a cash price of R$5.60 per share, subject to price adjustments based on the CDI provided for in the Notice.

h) Subsequent events

In July 2024, there were events involving some customers in the wholesale segment, which, although they are still finalizing certain operational aspects, should lead to restructuring of assets, some already written off as losses and others in the portfolio, which management, based on information available to date, has evaluated and understands that it will not generate material net effects on future financial statements.

Reporting Date August 01, 2024

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Milton Matsumoto
Maurício Machado de Minas
Rubens Aguiar Alvarez
Octavio de Lazari Junior

Independent Members
Samuel Monteiro dos Santos Junior
Walter Luis Bernardes Albertoni
Paulo Roberto Simões da Cunha
Denise Pauli Pavarina

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers

João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
Vinicius Urias Favarão
* Silvana Rosa Machado
* Túlio Xavier de Oliveira

Officers
Ademir Aparecido Correa Junior
Affonso Correa Taciro Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Costa Carvalho
André David Marques
André Ferreira Gomes
Antonio Campanha Junior
Antonio Daissuke Tokuriki
Bráulio Miranda Oliveira
Bruno Funchal
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carlos Wagner Firetti
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Curt Cortese Zimmermann
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Suzigan Dragone
Fernando Antônio Tenório
Fernando Honorato Barbosa
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Gomes Fernandes
José Leandro Borges
Juliana Laham
Julio Cardoso Paixão
* Júlio César de Almeida Guedes
Layette Lamartine Azevedo Junior
Leandro José Diniz
Leandro Karam Correa Leite
Luis Claudio de Freitas Coelho Pereira
Luiz Philipe Roxo Biolchini
Manoel Guedes de Araujo Neto
Marcelo Sarno Pasquini
Marcos Daniel Boll
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
Rafael Forte Araújo Cavalcanti
Ricardo Eleutério da Silva
Roberto França
Roberto Medeiros Paula
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
* Soraya Bahde
Telma Maria dos Santos Calura
Vasco Azevedo
Vinícius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Silvana Rosa Machado
Ivan Luiz Gontijo Júnior
Affonso Correa Taciro Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha
Octavio de Lazari Junior

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Moacir Nachbar Junior
Bruno D'Avila Melo Boetger
Juliano Ribeiro Marcílio
Silvana Rosa Machado
André Costa Carvalho
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Vinicius Urias Favarão

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
André Costa Carvalho - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Vinicius Urias Favarão
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior
Marina Claudia González Martin de Carvalho
Vinícius Panaro

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Ludmila de Melo Souza
José Luis Elias

Ombudsman Department
Marcos Daniel Boll - Ombudsman

General Accounting Department
Vinícius Panaro
Accountant – CRC 1SP324844/O-6

*election pending approval by BACEN, consequently they did not take office

KPMG Auditores Independentes Ltda.
Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the statements of financial position as of June 30, 2024, the income statements, comprehensive income, changes in shareholders' equity and cash flows for the six-month period then ended, and selected explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements of Banco Bradesco S.A. as of June 30, 2024 present fairly, in all material respects in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), including Resolution nº 4.818 of the National Monetary Council (CMN) nº 2 of the Central Bank of Brazil (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the *"Auditors' responsibilities for the audit of the consolidated financial statements"* section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and in the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We draw attention to explanatory note 2 to the consolidated financial statements, which describes that the aforementioned statements were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, which consider Bradesco's option for the presentation of selected explanatory notes, as provided in Resolution No. 4,818 of the National Monetary Council (CMN) and Resolution BCB No. 2 of the Central Bank of Brazil (Bacen). Our opinion does not contain any reservations related to this matter.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the six-month period ended June 30, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Evaluation of the measurement of the expected credit loss associated with credit risk

As discussed in note 10, Bradesco recorded, as of June 30, 2024, a provision of R$ 48,508,194 thousand for expected credit loss associated with credit risk for loan losses in relation to loans, leases, advances on foreign exchange contracts and other receivables with credit characteristics.

To determine the expected credit loss associated with credit risk, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level, economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with "AA" being the minimum risk and "H" being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of expected credit loss associated with credit risk as a key audit matter, due to the significant judgment involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

- **How the matter was addressed in our audit**

The primary procedures we performed to address this matter are summarized below:

We tested the design and operating effectiveness of certain internal controls, both automated and manual, related to the processes of: (i) development, approval and application of internal methodologies for assessing risk levels ("ratings") of clients that support the classification of operations; and (ii) the definition, approval and application of the main assumptions used in the assignment of ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

Additionally, for individually assessed clients, we analyzed, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan documents, financial and registration information, restructuring operational and/or financial guarantees, and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For collectively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client.

We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment regarding realized default levels, in the unemployment rate, among other factors.

We analyzed, by statistical sampling, the arithmetic calculation of the expected credit loss associated with credit risk, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum provision levels in relation to days past due, assigning the worst rating for the same economic group and maintenance of the rating for cases of restructuring / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the the expected credit loss associated with credit risk adequate, in the context of the consolidated financial statements as of and for the six-month period ended June 30, 2024.

Evaluation of the measurement of securities of private issuers

As discussed in notes 8 and 38a to the consolidated financial statements, the amount invested in securities of private issuers is R$ 205,685,763thousand, which includes securities of private issuers measured at fair value, whose values or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the fair values of securities of private issuers, whose values or market parameters to obtain the values are not observable in the market, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories "Available for sale" and "Held to maturity" are also evaluated for indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

We consider the measurement of fair value and the evaluation of indicators of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment involved in determining the methods and assumptions used.

- **How the matter was addressed in our audit**

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operating effectiveness of certain internal controls, both automated and manual, related to the processes of: (i) defining, approving and applying the models used to measure the fair value of securities of private issuers; (ii) capture of relevant data to measure the fair value; (iii) evaluation of adherence to the calculations of the fair value of certain financial instruments by an independent department; (iv) definition and application of the assumptions used in the evaluation of the indicators of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

For a statistical sample of securities of private issuers, whose parameters for measuring fair value are not observable, we evaluated, with the involvement of our financial instrument valuation professionals with specialized knowledge and experience in the sector, the models developed by Bradesco for the determination of fair values, through the use of independent parameters.

Additionally, based on sampling (by statistical criteria and specific items), we evaluated the assumptions considered in the analysis of the credit spread used in the fair value measurement of certain financial instruments of private issuers, as well as those considered in the evaluation of the indicators and in the measurement of impairment.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements as of and for the six-month period ended June 30, 2024.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities – tax and civil
As discussed in note 4 and 22, Bradesco is a defendant in tax and civil lawsuits, related to the normal course of its activities, with provisions recorded in the consolidated financial statements in the amounts of R$ 7,175,321 thousand and R$ 8,250,279, respectively.

For tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and property damage, relating to banking products and services, insertion of information about debtors in the credit restrictions register, inflation adjustments of savings account balances due to the implementation of economic plans by the Federal Government, and some other specific civil actions, significant judgments from management were required to determine the respective probability of loss, as well as to estimate the amounts involved.

We consider the uncertainty of measurement of provisions and the disclosure of contingent liabilities as a key audit matter.

- **How the matter was addressed in our audit**
The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operating effectiveness of certain internal controls, both automated and manual, related to the evaluation and measurement of the provisions and disclosures of contingent liabilities, including controls related to: (i) the evaluation of information received from external and internal legal advisors on tax and civil lawsuits.

For civil and tax lawsuits, we analyzed the recognized provisions and the amounts disclosed, considering the assessment of internal and external legal advisors, as well as historical data and information/jurisprudence related to the lawsuits in question and other similar processes. We involved tax professionals, with specialized knowledge and experience in the sector, who assisted us in the assessment of certain tax processes in relation to technical merits and the supporting documentation for Bradesco's assessment of the likelihood and estimate of loss.

We obtained and evaluated the confirmation received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and risk measurement received from internal legal advisors. for certain civil processes. We compared these assessments and estimates with those used by Bradesco and assessed the adequacy of the disclosures related to civil and tax contingencies in relation to these matters.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax and civil contingent liabilities to be adequate, in the context of the consolidated financial statements as of and for the six-month period ended June 30, 2024.

Assessment of the recoverability of deferred tax assets

As discussed in note 33c the consolidated financial statements include assets related to deferred tax assets in the amount of R$ 105,330,704 thousand whose realization is based on projections of future profitability.

These projections of future profitability are based on the business plans and budgets prepared by Bradesco and require the adoption of a series of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as interest rates, foreign exchange rates and applicable tax rates, could have a significant impact on projections and, consequently, on the recoverability of deferred tax assets.

We consider the assessment of the recoverability of deferred tax assets as a key audit matter due to the degree of judgment necessary to evaluate the projections of future profitability and taxable profits and the underlying assumptions.

- **How the matter was addressed in our audit**

The primary procedures we performed to address the matter significant to our audit is:

We tested the design and operating effectiveness of certain internal controls over the process to assess the recoverability of deferred tax assets, including controls related to the development and approval of key assumptions for the budget and the final projections of taxable profits by Bradesco.

We involved corporate finance professionals with specialized knowledge and experience in the sector, who assisted us with the assessment of the key assumptions presented in the analysis prepared by Management as at June 30, 2024, including growth rates for the main business lines, future interest rates, foreign exchange rates and applicable tax rates, underlying Bradesco's projections of future taxable profits. We evaluated Bradesco's ability to accurately project taxable profits by comparing the estimated taxable profits for the period then ended June 30, 2024 made in the prior year with actual taxable profits for the six-month period ended June 30, 2024.

In addition, we tested the mathematical calculations included in the technical study of the realization of the deferred tax assets and assessed the adequacy of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets in the context of the consolidated financial statements as of and for the six-month period ended June 30, 2024.

Evaluation of the measurement of insurance and pension plan technical provisions

As discussed in note 21a, Bradesco recorded technical provisions related to insurance and pension plans in the amount of R$ 382,390,120 thousand.

To perform the liability adequacy test and to measure certain technical provisions, Bradesco uses actuarial techniques and methods that required judgment in determining methodologies and assumptions that include, among others, expectation of claims, longevity, persistence and discount rates.

We consider the assessment of the liability adequacy test and the measurement of technical provisions of insurance and pension plans contracts as a key audit matter given the subjectivity and judgment involved and because small variations in certain assumptions may result in significant changes in the measurement of these liabilities.

- **How the matter was addressed in our audit**
  Below, we describe the main procedures to address this significant matter for our audit:

We tested the design and operating effectiveness of certain internal controls, both automated and manual, related to the liability adequacy test and technical provisions measurement process. This included development and approval of actuarial methodologies and assumptions related to loss ratio, longevity, persistence, and discount rate and to the review and approval of calculations for the measurement of technical provisions.

We involved actuarial professionals, with specialized knowledge and experience in the sector, who assisted us with:

In testing the reasonableness of assumptions related to loss ratio, longevity, persistence, and discount rates used in performing the liability adequacy test and in measuring the technical provisions, by using historical information from Bradesco and comparing with applicable regulatory and industry practices.

(i) the evaluation of methodologies used by Bradesco in performing the liability adequacy test and in the measurement of technical provisions, by comparing them with regulatory requirements and market practices.

(ii) the testing the reasonableness of assumptions related to loss ratio, longevity, persistence, and discount rates used in performing the liability adequacy test and in measuring the technical provisions, by using historical information from Bradesco and comparing with applicable regulatory and industry practices.

(iii) the testing, based on sampling and using a specific tool, of the mathematical accuracy of the liability adequacy test and the technical provisions based on Bradesco's historical information, methodologies and assumptions.

(iv) the assessment of certain technical provisions by developing, based on sampling, an independent estimate of those technical provisions using independent assumptions and generally accepted actuarial techniques; and

(v) the assessment of claims projections made by Bradesco, by comparing historical estimates with subsequent payments made.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of technical provisions for insurance and pension plans, in the context of the consolidated financial statements as of and for the six-month period ended June 30, 2024, taken as a whole.

Other matters

Statement of added value

The consolidated statement of added value for the six-month period ended June 30, 2024, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether these statements reconcile with the consolidated financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, these consolidated statements of added value have been prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements as of and for the six-month period ended June 30, 2024, taken as a whole.

Parent company financial statements

Bradesco prepared of Parent company financial statements of Banco Bradesco S.A. as of and for the six-month period ended June 30, 2024 in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), including Resolution nº 4.818 of the National Monetary Council (CMN) nº 2 of the Central Bank of Brazil (BACEN), that were issued separately, with respect to which we issued a separate independent auditors' report, without any modification, dated August 1, 2024.

Consolidated financial statements prepared in accordance with IFRS

These consolidated financial statements for the six-month period ended June 30, 2024, which were prepared in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil (BACEN), are being issued, as provided for in Art. 77 of CMN Resolution No. 4.966, the consolidated financial statements prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) which were issued separately by Bradesco on this date and on which we have issued a separate independent auditors´ report, without any modification, dated August 1, 2024.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil (BACEN), including Resolution nº 4.818 of the National Monetary Council (CMN) nº 2 of the Central Bank of Brazil (BACEN), and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco's internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause Bradesco to cease to continue as a going concern.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bradesco to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the six-month period ended and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, August 1, 2024

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

To the Board of Directors of the
BRADESCO ORGANIZATION

1. PRESENTATION

1.1. The macroeconomic environment and the priorities of COAUD in the First Half of 2024

Challenging domestic and international macroeconomic environments marked 2023, leading the Central Bank of Brazil (Bacen) to point out in the December 2023 Inflation Report[1] that the external environment remained volatile, given the geopolitical effects and consequent uncertainty regarding the outlook for global growth, even with evidence that the global activity and employment remained resilient. Furthermore, Bacen pointed out that, despite the continuity of the process of deflation in several countries, the rates remained high and above the targets pursued by the monetary authorities, culminating with the maintenance of interest at high levels for a longer period than anticipated by market participants.

In mentioning the Inflation Report, Bacen also pointed out that, given the permanence of the underlying rates of inflation at high levels, central banks continued to pursue the convergence of inflation rates to the targets, and such scenario required caution from emerging countries.

In such an environment of deterioration of the growth prospects of the global economy, Bacen affirmed that, in 2024, it would continue to be "vigilant and active", with a contractionary stance justified by the "more persistent than anticipated" inflation, by the rate of growth of the Gross Domestic Product (GDP) more moderate in 2023, and the increase of aversion to risk.

With the improvement in the macroeconomic conditions observed during the second half of 2023 and early 2024, in particular the process of deflation and the risk balance, the Bacen's Monetary Policy Committee (COPOM) subsequently reduced the basic interest rate to the current 10.50% p.a. at its May 2024 meeting (it was at 11.75% p.a. on December 31, 2023). However, at its last meeting of the first half of 2024 (263rd, which took place on June 19 and 20, 2024[2]), COPOM highlighted in its minutes that, considering the evolution of the disinflation process, the scenarios evaluated, the risk balance sheet and the broad set of available information decided to maintain the basic interest rate at 10.50% p.a., understanding that this decision is compatible with the inflation convergence strategy for the target along the relevant horizon, which includes 2025.

In the latest Inflation Report - IR[3], of June 2024, Bacen maintains the alert that "the external environment remains adverse and continues to demand caution from emerging countries", with high uncertainties about the easing of the monetary policy in the United States and the speed at which inflation is to be seen in a sustained manner in several countries. Faced with such an environment, the central banks of the main economies remain determined to promote the convergence of inflation rates to their targets, in an environment marked by pressures on the labor markets.

---

[1] Central Bank of Brazil – Inflation Report – Volume 24, Number 4, December 2022.
https://www.bcb.gov.br/content/ri/relatorioinflacao/202312/ri202312p.pdf

[2] https://www.bcb.gov.br/publicacoes/atascopom

[3] Central Bank of Brazil – Inflation Report – Volume 26, Number 2, June 2024. https://www.bcb.gov.br/publicacoes/ri

In the domestic scenario, the IR of June 2024 highlights that the economic activity showed a strong pace and the labor market expanded, with the Gross Domestic Product (GDP) growing 0.8% in the first quarter of 2024, a pace considered robust and higher than expected by the municipality. Combined with the decline in unemployment and wage growth, the GDP growth forecast for 2024 was revised by Bacen from 1.9% to 2.3%. Due to the magnitude of the tragedy in Rio Grande do Sul, Bacen points out that, despite the significant fall in the economic activity of the state of Rio Grande do Sul, there are already signs of recovery.

Regarding the inflation accumulated in twelve months, measured by the Broad National Consumer Price Index (IPCA), the IR of June 2024 points out that it fell from 4.5% in February 2024 to 3.9% in May 2024. However, Bacen points out that the inflation expectations increased and the decline observed in the second quarter of 2024 was lower than projected in the reference scenario presented in the March 2024 Inflation Report (surprise of +0.14 p.p.), highlighting an intense increase in the price of food items. Furthermore, it notes that, amid the increase in uncertainties in domestic and external scenarios, inflation expectations for 2025 and 2026 were above the inflation target for the period and increased from 3.5% to 3.8% and 3.6%: the accumulated inflation in four quarters, which ended 2023 in 4.6%, fell to 4.0% in 2024, 3.4% in 2025 and 3.2% in 2026, compared to a target of 3.0%. Compared to the March 2024 IR, the inflation projection for 2024 and 2025 increased, respectively, 0.5 p.p. and 0.2 p.p., mainly due to the stronger than expected economic activity.

Faced with such a scenario, the COPOM highlighted in the minutes of the said 263rd meeting that the conjuncture characterized by a stage of the deflationary process that tends to be slower, expansion of the unanchoring of inflation expectations and challenging global scenario, demands serenity and moderation in the conduct of monetary policy, deciding, unanimously, to interrupt the cycle of interest drop, highlighting that the uncertain global scenario and the domestic scenario marked by resilience in the activity, rising inflation projections and unanchored expectations demand greater caution, maintaining the contractionary monetary policy.

In such a scenario, the June 2024 IR reports that the **credit market** evolved positively in the quarter ended in April 2024, impacted by the easing of monetary policy that occurred from the second half of 2023, with the fall in interest from new free loan operations, especially in the lower-risk modalities, whose concessions continue to rise, and the value of financing in the domestic capital market has set a record.

In the case of **credit to companies**, the Report informs that the reduction in the interest rate was disseminated among the non-revolving modalities, while in the case of **credit to families** there was a reduction in the interest rate of new concessions in the low-risk modalities but increase in high-cost modalities.

Credit concessions **with targeted resources** followed firm. In the credit directed to **families**, the concessions reached the highest quarterly value of the series, highlighting rural and real estate loans, which grew again driven by operations backed by the Employees' Severance Guarantee Fund (FGTS), that offset the moderate pace of financing under the Housing Financial System (SFH), mainly linked to the savings account. The concessions in the segment of **companies** presented relative stability, with a decrease in rural loan operations, which showed higher concentration in the period from July 2023 to January 2024, and upward oscillation between February and April of the disbursements of the Brazilian Development Bank (BNDES), that remain substantially below the volumes released between 2013 and 2014.

The growth of **SFN's loan operations balance** has increased in the last three months, reversing the downward trend recorded since July 2022. The annual growth rate rose from 7.7% in January to 8.7% in April, reflecting the dynamics of the new concessions. The

acceleration was more pronounced in the segment of companies with free resources, reflecting the base effect associated with the impact of the Americanas' case in early 2023. On the other hand, the acceleration of the balance of credit to families was driven by vehicle financing in the free segment and by rural loans in the targeted. Considering the trajectory of credit in recent months and the updating of economic perspectives for 2024, the projection of credit growth in 2024 rose from 9.4% to 10.8%.

As for **delinquency**, it remained relatively stable between January and April 2024, despite the unfavorable seasonality of the period. Delays in free credit to **families** improved discreetly, despite the seasonality of these months, which tends to increase the delinquency of families by the concentration of spending at the beginning of the year. There was a slightly more marked decrease in low-cost modalities, with emphasis on the fall in vehicle financing, reflecting both the decrease in the overdue balance and the growth of the portfolio. The loan delinquency to **companies** remained stable, with a decrease in the segment of large companies and an increase in the segment of micro, small and medium-sized enterprises (MSMEs). The latest edition of the Quarterly Credit Conditions[4] Survey shows that the financial institutions surveyed evaluate that delinquency in the MSMEs segment should maintain a trend of increase in the short-term, while in the other segments should be relatively stable.

At the regulatory level, the National Financial System (SFN) continues experiencing a period of significant demands and requirements that impact several areas of the Bradesco Organization (Banco Bradesco and Affiliated Companies), such as information technology, new legislation in the field of foreign exchange and international capital, broader integration of Environmental, Social and Governance (ESG) risks in the integrated risk management structure (focused particularly on Climate Risk), the mandatory specific disclosures in the explanatory notes to the Financial Statements, and progress in the complete adoption of the International Financial Reporting Standards – IFRS for all institutions subordinate to the supervision of Bacen (currently the requirement applies only to the Consolidated Financial Statements).

In this context, the Statutory Audit Committee (COAUD or Committee) of the Bradesco Organization, being vigilant to its duties and responsibilities, taking into account the macroeconomic and regulatory environment in constant and significant transformation, has dedicated special attention with regard to new challenges, risks and strategic priorities of the Organization, as well as monitoring the progress and improvements in governance and risk management systems and internal controls associated with key operations and products. Focused on overseeing the integrity of Financial Statements and related internal controls, the effectiveness of the Internal Audit (AIGL) and the quality and independence of the Independent Audit (KPMG), the Committee prioritizes transparency, mainly in relation to the strategic decisions and its repercussions on the economic and financial position and on the results, developing our works in partnership with the Board of Executive Officers, the Independent Audit and the Internal Audit.

In the first half of 2024, the COAUD devoted significant part of its time to understand and assess the effects of the macro-economic environment, of the monetary policy cycle and the basic interest rates on the business and results of the Bradesco Organization, with special attention to the default and the consequent constitution of provisions for losses with loan operations, to the measurement of the financial instruments, to the assumptions, judgments and models related to significant components of the Financial Statements – such as the recoverable amount of tax credits and goodwill, provisions and contingent liabilities – and to

[4] https://www.bcb.gov.br/publicacoes/ptc

the required accounting disclosures related to the significant components of these Financial Statements, and the effects of regulatory changes on the internal control environment.

To obtain a better understanding of the main issues and challenges related to governance, risk management and internal controls and to monitor the challenges faced by the Bradesco Organization, the Committee met regularly with the executives responsible for the management of Banco Bradesco and of Grupo Bradesco Seguros (GBS – Insurance Group of Bradesco), highlighting frequent interactions with the Integrated Risk Control Department (DCIR), the Compliance, Conduct and Ethics Department (DCCE), the Internal Audit (AIGL), accompanying the execution of their Work Plan as approved by the COAUD, and the audit committees of Bradseg and Bradesco Saúde (Health).

In addition, during the first half of 2024, the COAUD received regular updates from the partner responsible for the Independent Audit of the Bradesco Organization on the progress of the work regarding the audit planning, focusing on possible new and emerging risks identified for the period and in the Key Audit Matters (PAAs). KPMG Auditores Independentes (KPMG) continues to challenge the Management on the most important issues and to provide an independent opinion to COAUD about judgments of material financial issues and the environment of internal controls.

1.2. The Statutory Audit Committee in the Bradesco Organization

Component of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, the COAUD is structured in the terms of Resolution No. 4,910, of 2021, of the National Monetary Council (CMN), of Resolution No. 23, of 2021, of the Securities and Exchange Commission (CVM), and other regulations applicable, among which are the Law No. 6,404, of 1976 (Corporate Law), and the Sarbanes-Oxley Act, whose observance is required for the Companies registered in the U.S. Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE).

The COAUD is composed of one (1) Board Member, who is the Coordinator, and two (2) other Members, in which one (1) of them is qualified as a financial specialist. All the members meet the independence criteria established in the current regulation and their competencies, knowledge, skills, and experience are relevant, consistent and appropriate to the segment in which the Bradesco Organization operates.

The main objective of the COAUD is to advise the Board of Directors on its tasks related to the monitoring of the accounting practices adopted in preparing the Financial Statements of the Bradesco Organization, and in the indication of the Independent Audit. In the exercise of their duties, the Committee acts primarily on (i) the quality, transparency and integrity of the Financial Statements – Individual and Consolidated; (ii) the effectiveness of the internal controls to mitigate the associated risks in related relevant processes; and (iii) the assurance of independence and quality in the activities of the Independent Audit and Internal Audit.

The Audit Committee holds quarterly meetings with the Board of Directors, and semiannual meetings with the Fiscal Council, occasion on which it presents the result of its evaluation on the activities.

The current composition of the COAUD is the following:

Name	Member since
Alexandre da Silva Glüher (Coordinator)	May 2020
Amaro Luiz de Oliveira Gomes (Financial Specialist)	March 2021
Paulo Ricardo Satyro Bianchini	November 2018

Mr. Amaro Gomes, taking into account his knowledge, skills, abilities and experience in accounting, audit and regulation of the financial market, as well as the various leadership roles he has held in organizations where these professional attributes were an essential requirement, including in the international context, is a qualified financial specialist member, according to the terms of article 9 of CMN Resolution No. 4,910, of 2021, article 31-C of CVM Resolution No. 23, of 2021, and section 407 of the Sarbanes-Oxley Act.

2. ROLES AND RESPONSIBILITIES

2.1. Statutory Audit Committee

The Charter detailing the roles of the COAUD is available on the www.bradesco.com.br/ri website, area of Corporate Governance. In essence, the primary task of the Committee is to advice the Board of Directors in the monitoring, evaluation and review of:

- The responsibilities of the Board of Executive Officers are to ensure:
  - The existence and operation of a system of internal controls that is effective and structured to protect the assets and revenue of the Organization, and for preparing the Financial Statements;
  - The integrity of the Individual and Consolidated Financial Statements of the Bradesco Organization, with attention to the significant accounting judgments and assumptions, as well as the Management Reports and any formal announcements and information required by the regulators and related to them;
  - The compliance with ethical standards, policies, plans and procedures of the Organization, as well as with laws and regulations;
- The qualification, independence and execution of the Independent Audit, including those responsible for the actuarial audit, as well as the relationship with them;
- The independence, execution, training and efficiency of the Internal Audit;
- The effectiveness of policies and procedures for receipt and processing of information and complaints about the violation of legal and normative devices applicable to the Bradesco Organization.

Monthly, COAUD elaborates a Report with the main issues dealt with in meetings and duly registered in Minutes with recommendations and follow-ups of adequacy, process improvements and controls are recorded, an instrument made available on the Governance Portal for knowledge of the Board of Directors' Members. Additionally, through its Coordinator, keeps the Board of Directors regularly informed about relevant issues associated with the duties of the Committee, in particular those directly related to the Financial Statements.

2.2. Management of the Bradesco Organization

The Management is responsible:

- For the definition and implementation of processes and procedures that aim to gather data to prepare the Financial Statements, with observance of the corporate legislation, the accounting practices adopted in Brazil, the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the relevant regulatory acts of the National Monetary Council (CMN), Securities and Exchange Commission (CVM) and Central Bank of Brazil (Bacen), and for Banco Bradesco being listed on the New York Stock Exchange (NYSE), and of the standards established by the SEC and by the Sarbanes-Oxley Act (SOx);
- For preparing the full Financial Statements, risk management, effectiveness of the internal controls system, and for ensuring that the activities comply with the legal rules and regulations; and
- For the processes, policies and procedures of internal controls to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction, at acceptable levels, of the risk factors.

2.3. Independent Audit

KPMG is responsible for auditing the semiannual and annual Financial Statements, and for reviewing of the Quarterly Information (ITRs), issuing reports that reflect the results of their findings and presenting their independent opinion about the trustworthiness of these Statements in relation to the accounting practices adopted in Brazil and with the IFRS as issued by the IASB, in addition to the adherence to the CMN, CVM, Central Bank of Brazil (Bacen), SUSEP, ANS standards and the precepts of the Brazilian corporate law and North American regulations applicable to Banco Bradesco and its Subsidiaries.

2.4. Internal Audit

Directly subordinate to the Board of Directors, the Internal Audit acts independently and objectively – free from any interference regarding the issues of audit, selection, scope, procedures, frequency, time or content of the report – in the evaluation of the internal controls and processes focused on the operational effectiveness of the Bradesco Organization. Through the use of statistical bases and models, the Internal Audit prioritizes the areas and activities that have more sensitive risks to the operations and strategy, the actions of management of these risks and adequacy of governance and of the relevant controls, exercising the fundamental role of assisting the Management in its responsibility to protect the assets, reputation and sustainability of the Organization. In accordance with existing regulations and the Charter, the COAUD and the Board of Directors have the responsibility of approving the Charter, the Work Plan and the Annual Report of Activities of the Internal Audit.

In this first half of 2024, the Internal Audit obtained, after a methodological review, the evaluation of governance and work roles, and the observance of internationally recommended attributes, its Recertification before IIA Brasil, a fact that occurred for the second time, since it was Certified in 2014. It should be noted that the IIA assessment had the scope expanded, including certification of the entire agency inspection environment.

2.5. Risk Monitoring – Internal Controls

The Integrated Risk Control Department (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the corporate vision of risks, through the identification, assessment, monitoring and management of risks, in conjunction with the various areas and companies of the Bradesco Organization.

2.6. Compliance

The Compliance, Conduct and Ethics Department (DCCE), linked to the Vice-Presidency of Risks, supports the Board of Directors, the Audit Committee and the Board of Executive Officers in coordinating a Corporate Conduct Program (Compliance), which consists in the compliance with internal and external laws and regulations, aligned with the strategy of the Bradesco Organization and its social surroundings. In addition, it is responsible for the elaboration of internal rules and for the subsidy to the areas in compliance with the issues related to integrity, conflict of interest, ethics, and behaviors – corporate, competition and anti-corruption. It also reports to the DCCE, independently of the commercial areas, by the Corporate Area of the Internal Control System.

2.7. Ombudsman Offices – Consumer Service

The Ombudsman Offices of Banco Bradesco and of Grupo Bradesco Seguros have the competence of monitoring the performance of the Organization in the Rankings of Complaints, reporting the main events and helping with recommendations for improvement and changes to practices and routines to meet the expectations of clients and users. To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsman Offices interact with the Units and the Affiliated Companies, in addition to acting in the relationship with regulatory authorities and protection and defense of the consumer. The Audit Committee holds semiannual meetings with the Ombudsman (Banco Bradesco and Grupo Bradesco Seguros, in this case, through the Bradseg and Bradesco Saúde audit committees) to get to know the nature of the records and to follow-up the implementation of recommendations.

3. HOW THE COAUD EXERCISED ITS ROLES AND RESPONSIBILITIES

Preliminarily, we highlighted that the Chapter 4 – Main activities and significant issues considered by the COAUD, of this Report, presents more details of the assignments developed. In this chapter, we present an overview to highlight some relevant aspects.

Considering the macroeconomic environment and the priorities of COAUD for the Fiscal Year 2024, highlighted in the introduction of this Report, as well as the strategy of the Bradesco Organization, the Committee devoted attention to information on (i) the direct and indirect effects on the operating income; (ii) the risks and uncertainties and the impact on current and future judgments, assumptions and estimates concerning accounting information, in particular provisions and valuation of financial assets; (iii) the effects on economic and regulatory capital and the impact on liquidity; and (iv) the review procedures and findings of the Independent Audit and Internal Audit, and other lines of defense.

In particular, the COAUD intensified the follow-up on assumptions, models and judgments related to credit risk, mainly regarding the adequacy of the parameters used to

develop and calibrate provisioning models, taking into account the historical data and recent experience. In addition, other areas of significant accounting judgments that required attention included the mensuration of financial instruments, the valuation of the recoverable asset value, the analysis of the contingent liabilities, investments in affiliated companies and the provisions constituted in the Grupo Bradesco Seguros.

The Independent Audit regularly shared its points of view on the reasonableness of the assumptions used in the adopted models, considering the macroeconomic environment in the design, implementation and operation of controls related to them and other issues considered relevant.

It is also important to highlight that COAUD follows the implementation of the Corporate Strategy in the framework of the Transformation Process called "Change", released in mid-February 2024 by the CEO of Banco Bradesco.

3.1. Meetings and Training

In view of the annual planning, the COAUD held meetings (formalized appropriately in Minutes, as required by the regulations in force) with representatives of the areas responsible for accounting, financial, tax and labor processes, as well as in the monitoring by the second and third Lines of Defense, in the scope of addressing the risks and internal controls, and regularly received the Management Report of "Monitoring of Loan Operations and Delinquency", "Market and Liquidity Risks and Limits", and the Regulatory Pending Assessment and External Audit Committee (CAPRAE).

In the first half of 2024, the Committee participated in 129 meetings, especially those with the Board of Directors, the Fiscal Council, the Executives of the areas of Business, Information Technology, Risk Management, Internal Control, Compliance, Independent Audit and Internal Audit, and with the Central Bank of Brazil (Bacen). On these occasions, the COAUD received updates on relevant issues and accompanied the repo actions and priorities established by the Committee; the appetite and approach to risk management, including emerging risks; the cybersecurity; the use of the cloud; Sustainability (ESG), with a focus on impacts of climate change and regulatory requirements of Bacen, CVM, SUSEP, ANS and SEC; the money laundering and funding of terrorism prevention; the conduct and treatment of potentially vulnerable clients; the governance; the financial education; and the enhancement and development of models.

The following is a summary of the meetings held:


By Institutions
Authorized to operate by Bacen (Central Bank of Brazil): 118 Meetings
91%
2%
3%
4%
Area of Health: 2 Meetings
Areas of Insurance, Pension and Capitalization: 4 Meetings
COAUDS Bradseg and Health: 5 Meetings

By Subject



PLD/FT (preventing money laundering and combating the financing of terrorism): 6
Civil and Labor Provisions: 3
Tax Credit: 2
Budget: 2
COAUDS Bradseg and Health: 5
Treasury - TVM/ALM and Liquidity Risk: 3
Funds: 5
Internal Control/Compliance: 12
ESG/Cyber/Access Management: 7
Internal Audit: 12
BBI/Operação Vilas/Marketing/Other Administrative: 11
Credit/Risk Monitoring: 17
Statements of Financial Position: 44

By Lines of Defense



36.8%
21.1%
23.4%
10.3%
6.5%
1.9%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
COAUDS Bradseg and Health
Executive: Board of Directors/Fiscal Council and Audit Committee

In the scope of Continuing Education, the Audit Committee regularly attends training activities, among which:

- ACI Financial Services (KPMG): The Expectations of the Regulator and the Agenda of the Audit Committee in 2024;
- Febraban: First Congress of Fraud Prevention and Suppression, Cyber Security and Banking;
- Deloitte: Hot Topics on the adoption of CMN Resolution No. 4,966 and complementary for Audit Committee Members - Critical affairs that deserve the attention of the governance agencies of Financial Institutions; and
- Febraban Tech 2024.

3.2. Review of the Financial Statements

The review of the Financial Statements by the COAUD during the first half of 2024 included the Quarterly Information (ITR) for the reference date of March 31, 2024, and the Semiannual Report for the reference date of June 30, 2024. It is a responsibility of the Management the complete and accurate preparation of the Financial Statements – Individual and Consolidated – of the Bradesco Organization, presented in accordance with the accounting practices adopted in Brazil, are established by the Bacen and/or issued by the Accounting Pronouncements Committee (CPC) and endorsed by the CVM, extensive to SUSEP and ANS, and

with the IFRS issued by the IASB, which should be audited by independent auditors registered with the CVM.

As part of this review, the COAUD evaluated the application of critical accounting policies, accounting judgments and significant assumptions, and the compliance with the requirements of disclosure, to ensure that they were consistent, appropriate and acceptable, according to the relevant requirements for the preparation and disclosure of Financial Statements. The Committee discussed with the technical areas and considered the performance metrics related to strategic priorities, in order to monitor developments in the period and identify the main aspects influencing the achievement of budgetary targets, as well as to analyze if they were presented in a balanced way and if they reflect the risks and uncertainties appropriately.

In addition, the COAUD evaluated the effectiveness of the system of internal controls related to the preparation of the Financial Statements, with attention and critical evaluation of amendments, enhancements, and any developments that affect it. The Committee received regular updates and confirmations that the Management had adopted the actions necessary to remedy possible important failures or weaknesses for the processes and operating controls identified through the operation of the structure of controls of the Bradesco Organization. The procedures adopted in the lines of defense to identify, monitor, assess and mitigate potentially relevant impacts were regularly reported to the COAUD.

Lastly, the COAUD devoted particular attention to the Key Audit Matters (PAAs) indicated by the Independent Audit on the date of issuing its Report and publication of the Financial Statements for the first half of 2024 following more relevant discussions with the areas responsible and the team of independent auditors.

3.3. The COAUD and the Independent Audit

KPMG is responsible for auditing the Financial Statements of the Bradesco Organization, carrying out this role since 2011, promoting, every five (5) years, the rotation of the partner and the main people responsible for conducting the audit according to the best practices of the market. COAUD reiterates its record in its Report of December 31, 2023 that submitted to the Board of Directors its recommendation to remain with KPMG for the provision of independent audit services for the fiscal years 2024 and 2025.

3.4.1. Planning of the Independent Audit and Work Execution

The COAUD reviewed the approach and strategy of the Independent Audit for the audit on the first half of 2024, discussing with KPMG the general scope and the planning of the work, the overall strategy for significant risks identified, the nature and extent of training for the team of auditors and the use of specialists (information technology, actuarial, corporate finance, taxation) required to carry out the planned audit in the Bradesco Organization. Over the first half of 2024, the COAUD received regular updates from KPMG on the progress of the audit process, submitted by the responsible partner and his senior team, intending to monitor the treatment of accounting issues and their impacts on the Financial Statements and other reports related to the system of internal controls and Key Audit Matters (PAAs). The COAUD emphasized the actions taken by KPMG regarding the PAAs pointed out in its Report related to the reference date of December 31, 2023, as well as those identified in the audit planning for the fiscal year 2024, discussing them from the phase of planning and throughout the year.

Throughout the first half of 2024, the COAUD regularly assessed the effectiveness, the performance and the independence of KPMG, focusing on the general process of audit and on the quality of the results. KPMG stressed the continuity of the investment in additional resources and new technologies for the continuous improvement of the quality and consistency of the rendering of audit services.

The Committee, on becoming aware of the relevant points involving the evaluation of the accounting systems and internal controls, identified in connection with the examinations of the Financial Statements, accompanies the implementations of the respective recommendations for the improvement of processes, systems, and risk mitigation.

KPMG presented promptly to the Committee the results and main conclusions of the audit work executed throughout the first half of 2024.

In addition, it is appropriate to highlight that COAUD, when it becomes aware of relevant events involving KPMG, in Brazil and abroad, immediately appeals to independent auditors, who present timely explanations about the occurrence, as they were regularized, potentially identified risks for the independent exercise of the company's work, and possible impacts on ongoing work.

3.4.2. "Other Services" Conducted by the Independent Audit

Within the scope of its assignment to monitor and evaluate the independence of the independent auditor, the Audit Committee is aware of the extent and nature of the realization of "Other Services" by KPMG. The execution of such services, not related to the Independent Audit of the Financial Statements, shall be the subject of primary and preliminary evaluation by the independent auditor, in accordance with its policy of independence, and in compliance with the requirements established by the regulation promulgated by the CMN, CVM, CFC, SEC, PCAOB, IESBA and IAASB, in order to ensure that they do not represent a conflict of interest. The hiring of such services occurs only after confirmation by KPMG that the requirements of independence have been considered, as well as meeting the best interests of the Bradesco Organization to hire KPMG to conduct these services, including aspects such as work closely related to that carried out for the purposes of the external independent; services that require obtaining appropriate audit evidence to express a conclusion designed to increase the level of confidence of the auditors; or for investigation of internal controls in addition to the normal scope of work of the external audit. "Other Services" carried out by KPMG in the first half of 2024:

- Banco Bradesco and BRAM – Evaluation Reports referenced on December 31, 2023;
- Bradesco Securities Hong Kong – Financial Statements on December 31, 2023;
- Europ Assistance Brasil Serviços de Assistência S/A;
- EABS Serviços de Assistência e Participações S/A;
- Gestão OPME Ltda. – Advice (Subsidiary of Orizon);
- Odontoprev – Credit Risk Weighting Factor;
- Bradesco Organization – Operation "Desenrola Brasil" (to pay off loans in arrears);
- Entities RCB and SPDA Fund – Assurance / Receivable Portfolio;
- Investment Fund Bradesco Procyan Fund – Financial Statements;
- Odontoprev – Financial Statements / Fiscal year 2024;

- Multibra Fund – Financial Statements;
- Bradesco CTVM and Ágora CTVM – Partial Spin-off of Assets;
- Financial Statements / Fiscal year 2024;
- Bradesco Financiamentos (Financing) and Banco Digio – Spin-off of Operations;
- Banco Bradesco and Grupo Bradesco Seguros – Sustainability Report;
- Bradesco Securities – Financial Statements / Fiscal year 2024;
- Bradesco Europa – Financial Statements / Fiscal year 2024;
- Banco Bradesco – DCCE / Training in "Compliance Certification";
- Bradescard Mexico / Fideicomiso – Financial Statements of 2024; and
- Lyon Holdings – Financial Statements on June 30, 2023 and 2024.

The COAUD did not identify objective reasons to characterize conflicts of interest, loss of independence risk or objectivity in conducting "Other Services" by KPMG. The assessment of independence by KPMG also considered the personal situation and the financial relationship that the auditor (partner responsible and other members of the team of professionals involved in carrying out the audit) has with the Bradesco Organization, analyzing possible threats and establishing the measures necessary for the solution.

Based on the plan submitted by KPMG and in subsequent discussions about the results of the assignments, the Committee considers that the activities executed were adequate concerning the business of the Bradesco Organization.

3.5. The COAUD and the Internal Audit

To allow an effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to its Charter and the regulations in force, the COAUD approves the Annual Audit Plan and any relevant updates made throughout the fiscal year. Besides the continuous focus on the requirements of the legislation and regulation in force, the COAUD looked at the possibility of including in the scope of the Internal Audit questions related to strategy, governance and culture, prevention of money laundering and funding of terrorism, conduct in customer relationship and compliance, financial and operational resilience.

The results of the work of the Internal Audit, together with the assessment of the general governance, risk management and control structure and processes are regularly reported to COAUD, in meetings and by using the reports and executive overviews, highlighting the main themes identified, audit coverage and work developed, providing an independent view of emerging risks and impacts on the business.

On becoming aware of the focal points and recommendations of the Internal Audit, the Committee monitors the establishment of an appropriate calendar to remedy the issues indicated, the responsibility of the Board of Executive Officers, and monitors their execution, following the corrective measures taken by the Management in the areas audited.

The Internal Audit maintains a close working relationship with the Independent Audit, which is informed of the activities and results in the activities of the Internal Audit, having access to all of the supporting reports and records.

Annually, the role of the Internal Audit is submitted to a process of technical evaluation conducted by the COAUD, whose results are discussed with the Executive Board of the Internal

Audit. Also, the Executive Board of the Internal Audit is formally evaluated about its strategic, behavioral, independence and results performance. Such evaluations are important items in the maintenance of the Quality Certification Program of The Institute of Internal Auditors (IIA), whose objective is the continuous improvement of the management of processes of the area and the adoption of best practices (methodologies, tools and management). The evaluation of the internal audit for the fiscal year of 2023 was conducted by the COAUD and was submitted to the Board of Directors in the presentation of the Annual Report of the activities of the internal audit.

We emphasize that the Internal Audit has responded adequately to the demands of the Audit Committee and the needs and requirements of the Bradesco Organization and of the regulatory authorities.

4. MAIN ACTIVITIES AND SIGNIFICANT ISSUES CONSIDERED BY THE COAUD

4.1. Overview

The COAUD worked in close collaboration with the Integrated Risk Control Department (DCIR) and the Compliance, Conduct and Ethics Department (DCCE), as well as other departments of the Bradesco Organization, to monitor the compliance with procedures for managing risks and the structure of internal control, as well as to ensure that the areas of common responsibility were appropriately treated in the agendas of meetings with the Committee or in discussions with the Coordinator of the COAUD, with the aim of improving the connectivity, coordination and flow of information, therefore ensuring a deeper understanding of the main themes.

Among the main aspects discussed, the responsibility for identifying, measuring, monitoring, mitigating and supervising risks and controls were highlighted, and the communication to the appropriate levels of the Management through the preparation of regular, timely and complete reports. At these meetings, the COAUD aimed to identify and discuss mutual priorities, improvements and remediation programs and future issues in relation to the internal control and risk management, taking as a basis the Corporate Risk Matrix (Risk Library).

COAUD has access to the Risk Matrices of the Bradesco Organization dependencies, allowing the monitoring of the high and very high risks treated in each Matrix, strengthening the timely view of operations versus controls versus risks.

4.2. Details of the main activities and significant themes

The Work Program of the Audit Committee for the Fiscal Year 2024 had as its focus the main processes, products and risks inherent to the business of the Bradesco Organization. We highlight below the most relevant aspects:

Allocation/Area	Main topics discussed and actions of COAUD
Financial Statements of the Bradesco Organization (Banco Bradesco and Affiliated Companies)	
Review of the Financial Statements, including the Explanatory Notes,	Principal accounting policies, practices and general criteria adopted: • Discussion with the General Accounting Office (CG), Controllership, Integrated Risk Control (DCIR), Compliance – Internal Control,

Management and Independent Auditor's reports	Grupo Bradesco Seguros, Internal Audit (AIGL) and Independent Audit (KPMG); • Careful assessment of the most significant accounting policies, considering the current regulation in Brazil, edited by the Accounting Pronouncements Committee (CPC) and required by regulatory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Health Agency (ANS), and the IFRS promulgated by the IASB. Preparation of the Consolidated Financial Statements: Review of the procedures of preparation and dissemination in accordance with the IFRS promulgated by the IASB; Macroeconomic environment in Brazil: Special attention to evaluate how the Management addressed and reflected issues arising from the macroeconomic environment and the impacts on the Bradesco Organization, on the financial reports and other relevant disclosures, such as the effects, in the present and in the future, and the potential reflexes identified for operations and business segments, such as loan operations, insurance (life and health) and private pension; Independent Audit: Meeting with KPMG, before the disclosure of the Quarterly Information of March 31, 2024, and of the Financial Statements for the half ended on June 30, 2024, to assess the aspects of the independence of auditors and the control environment in the generation of information disclosed, including in relation to the observance of the recommendation of the COAUD so that the main companies of the Bradesco Conglomerate of closed capital and Grupo Bradesco Seguros, which compose the Consolidated Financial Statements, publish their Financial Statements together; Review of the Financial Statements – Individual and Consolidated – and Management Reports (ITR of March 31, 2024, the half ended on June 30, 2024, the annual one): Endorsing its content, prior to the approval by the Board of Directors and its authorization for disclosure, ensuring compliance with the legal requirements and the proper application of the relevant accounting principles, and ensuring that the Independent Audit had issued its corresponding Report.
Subsidiaries	Highlight for activities related to the Grupo Bradesco Seguros and Banco Digio: Throughout the first half of 2024 we follow the main aspects associated with the preparation of the Financial Statements, including through regular discussions with the Audit Committees of the Insurance Group (Bradseg and Health). In this process, COAUD exercises its attributions through monitoring meetings with the accounting records and legal requirements applicable to these organizations, as well as internal and independent auditors. On these occasions, several relevant issues of operational, legal, fiscal, tax and information technology are discussed, with emphasis on administrative structure, strategies, results, risk management, internal controls, and relevant notes by the internal audit and points of the independent auditors.
Key accounting policies, estimates and significant judgments	Allowance for losses on loan operations (Loan Loss Provisions): The calculation of the provision for estimated losses with loan operations is based on statistical models that capture historical and prospective information and, combined with the Management's experience, aim to reflect the expectation of losses in different economic scenarios. For this purpose, it involves significant judgments, especially considering the level of uncertainty under the current macroeconomic conditions. Among the main aspects analyzed by the COAUD, the following were highlighted: impairment; loan and advance portfolio, including guarantees, sureties and debentures, with an emphasis on the expectations of future losses in Retail and Corporate Debt portfolios; and parameters and criteria for the constitution of the supplementary provision;

	Evaluation of financial instruments: Due to the conditions of higher volatility in the market, mainly as a result of the inflation behavior and the expectations regarding the behavior in the basic interest rate by Bacen, the COAUD periodically discussed the impacts on the models to assess the investment portfolio (securities available for sale and negotiation) and derivatives, particularly considering the main assumptions, metrics and significant judgments used for the determination of fair value; Tax credits: Special attention was given to the calculation of deferred tax assets and the estimates of recovery (realization), especially about the macroeconomic environment, on the future results of the Organization and on the resulting taxable profits, based on the business plan and budgets established by the Management. In particular, we discussed the projections of likelihood and sufficiency of future taxable profits, future reversals of temporary differences, tax planning strategies in progress, and impacts of changes in tax legislation. The COAUD also considered the judgments of the Management related to the tax matters in relation to which the appropriate tax treatment is uncertain or subject to interpretation, and which are in the process of judicial discussion and categorized as contingent (classified as possible, and therefore object solely of the Explanatory Note); Recoverable Amount of the Assets – Goodwill and other non-financial assets: During the first half of 2024, the Management has tested the impairment of goodwill and other non-financial assets, with judgments that considered the long-term growth, interest rates, discount factors and expected cash flows, in terms of compliance with the accounting standards and reasonableness of the estimate; Provisions and Contingent Liabilities: Legal proceedings and regulatory issues – We discussed the judgment regarding the recognition and measurement of provisions, as well as the existence and evaluation concerning contingent liabilities. The issues that require significant judgments were highlighted and the assessment of the COAUD considered the integrity of the database, the criteria adopted for the accounting provisions and respective sufficiency. The Committee follows with critical rigor the models and criteria adopted for the constitution of civil, fiscal and labor provisions; Technical Provisions of Insurance, Pension Plan and Capitalization: The COAUD became aware of the premises and judgments adopted by the Grupo Bradesco Seguros (GBS) and certified that the processes comply with the requirements established by SUSEP and ANS in the Actuarial Technical Notes, including Guarantor Assets (securities under sale or repurchase agreements). It had a meeting with the PwC Independent Audit responsible for the Actuarial Audit at Grupo Bradesco Seguros. Hedge accounting: Among the several aspects related to hedge accounting discussed by the COAUD, particular attention to the specific governance in the operations contracting process and their accounting classification, taking into account the requirements established by regulatory authorities and the specific requirements of the IFRS. The COAUD discussed the main features of registered hedging operations, the compliance with governance and internal controls (including necessary documentation to enable the specific accounting recognition), the current macroeconomic conditions and their impact on the forecasts of likely cash flow and cost of operations, and the efficiency of the structures during the horizon covered.
Independent Audit	

Planning and execution of the audit	Process: Detailed analysis and discussion about the planning, progress and execution of the audit plan; Execution: Obtained confirmation of the auditor that had full access to all the information to perform the audit as planned; Recommendations: Discussed and exercised strict control over the Independent Audit recommendations and the actions needed for correction in the corporate units, monitoring the implementation of the related action plans; Reports: Discussed improvements in financial reports based on new accounting standards and best practices; Review: Examined the reports of the auditor on the ITR (reference date: March 31, 2024) and Financial Statements (the semiannual one, of June 30, 2024), before the auditor submits them to the Board of Directors.
Relationship	The Independent Auditor participated in several meetings of the COAUD, allowing the Committee to act as a communication channel between the Auditor and the Board of Directors, and monitor the fulfillment of its recommendations and/or clarifications to its questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	We evaluated the independent auditor and their contribution to the integrity of the Financial Statements as a result of their work.
Internal Audit	
Planning and execution of the Internal Audit	Legal and statutory devices: Verification of compliance with those applicable to the Bradesco Organization, in addition to internal regulations, in the scope of continuous efforts to develop, implement, enhance and maintain a strong control environment and appropriate to the structure, operations and risks; Work plan for 2024: Approval by the COAUD prior to the submission to the Board of Directors, based on comprehensive risk, alignment to strategy and regulatory demands; Execution of the audit plan: Receipt of reports and regular reports on the activities of internal audit in the first half of 2024, allowing the COAUD an additional scrutiny as well as the exercise of strict controls on its recommendations and the necessary actions for correction in the corporate units, obliged to submit relevant action plans.
Relationship	Meetings with the COAUD: The Executive Board of Internal Audit and other representatives of the area regularly participated in meetings of the COAUD when it was understood as pertinent and the Committee, monitored the fulfillment of their recommendations and/or clarifications to their questions, including in relation to the planning and execution of the respective audit work.
Effectiveness	The COAUD regularly evaluates the execution of the works of the Internal Audit and its contribution to the integrity, adequacy and effectiveness of the systems of internal controls related to accounting, contingencies, risks, financial and operational, beginning with the application of the systematic and disciplined approach to the evaluation and continuous improvement of the related processes.
Structure	Resources: Analysis of the budget of the Internal Audit for 2024, ensuring the availability of the human and material resources required. Of particular interest to the COAUD were themes such as development, qualification and training of the team, attraction and retention of talents, and digital initiatives necessary for the improvement of the work processes.
Internal Controls and Ombudsman	
Internal Control System	Internal Control System: The COAUD accompanied and monitored, in regular discussions with DCIR, DCCE, Corporate Security, AIGL, Independent Audit and business areas, the effective performance of the three (3) Lines of Defense, focusing on the assignments and responsibilities of each one in the compliance and improvement of the controls adopted, aimed at mitigating the risks inherent to the business processes.

Ombudsman	Bradesco and Grupo Bradesco Seguros: Periodic meetings with representatives of the Ombudsman of Bradesco and with members of the COAUDs of Bradseg and Bradesco Saúde (Health) to discuss specific situations of complaints cataloged by various Whistleblowing Channels, particularly in relation to the business practices, conduct, financial, accounting, financial reports, audit and internal controls. Being aware of the details presented as to the procedures in force normalized and practiced in violation of such guidelines, we checked the records of actions together with Business managers involved with the theme to rectify such anomalies, in order to allow, corporately, the improvement of processes and the acculturation of the Areas in the marketing of Products and Services of the Bradesco Organization.
Business and competition	
Business and competition	Management of Loan Portfolios: Monitored the evolution of the different loan portfolios. Special attention was given to the alignment of the ESG-related strategy and to the loan concessions, to the internal controls and governance, to the evolution of the contracts conducted through digital channels and to extensions, renegotiations, renewals, recoveries, and write-offs; Conduct, suitability and assistance to potentially vulnerable people: Follow-up and monitoring the advances in the processes focused on compliance with regulatory requirements, taking into account the contingency of clients characterized as "potentially vulnerable" and the demands of a regulatory nature; Customer Relationship: Follow-up the fulfillment of standards and services provided to the consumer also taking into account the themes identified by the Ombudsman (Customer Service/Ombudsman); Financial Education: Follow-up of the Project aimed at meeting the requirements established by Joint Resolution No. 8, of December 21, 2023, instituting measures directed to clients and natural person users, including individual entrepreneurs; Technological Innovation: Updated periodically on the progress and potential impacts of Open Banking, Fintechs and other startups, use of the cloud, Big Data, digital assets, among others.
Risk management	
Risk management	Coordination with other Committees: The risk management area, the regulation and compliance department, the Internal Audit, among others, participated in joint meetings with the Risk Committee. Among the topics discussed we highlight the report on the model risk, risk management of the group, complaints sent to the Open Channel, risk of the supplier; Strategy, structure and policy for the management of risks: Monitoring the work of the DCIR for the evaluation of the adherence of the system of internal controls and in the identification, monitoring and management of the most relevant risks, as well as activities and results of the work of the Compliance, Conduct and Ethics Department (DCCE), corporate manager of the Internal Control System; Business areas: Meetings with the various areas of Business and Control, and with the Internal and Independent Audits, to complement the assessments of the DCIR and DCCE, monitoring of the main processes, and certification as to the commitment of the Management for the mitigation of risks and the continuous improvement of the associated internal controls; Liquidity and Market Risks: Weekly monitoring, by means of reports prepared by the DCIR, of the results of the Trading portfolio and the limits established by the governance for Value at Risk (VAR), Liquidity Coverage Ratio (LCR) and Minimum Reserve of Liquidity (RML) – Brokerage Companies and Grupo Bradesco Seguros, as well as the main exposures in currencies,

	indexes and assets, including the Banking Portfolio, with corresponding Economic Value of Equity (ΔEVE); Credit Risk: Monthly follow-up with the DCIR, Recovery of Credits and Guarantees, and Credit Concession, for the assessment of the evolution of the main loan portfolios, and levels of delinquency (Individuals, companies, and their respective segments, modality and sector of the economy). The sufficiency of provision (see the specific Loan Loss Provisions topic), concentration levels and approaches for recovery of credit were also discussed, with emphasis on the Expectations of Future Losses in Retail portfolios and movement of the Corporate Debt ratings.
Regulating Authorities (Regulatory issues and compliance)	
Demands and expectations	Questions of the Bacen: Monitoring in the elaboration of responses and in the progress toward meeting the demands and solution of recommendations and expectations of the Direct Supervision Department (Desup) and of the Conduct Supervision Department (Decon) regarding the compliance with the rules and specific requirements related to models, conduct, suitability and potentially vulnerable people, customer relationship, prevention of money laundering and funding of terrorism. Term of Commitment with the Central Bank of Brazil - FEES: Follow-up by COAUD of the commitments entered into the said Term, in particular considering that: • In September 2023, the Audit and General Inspectorate - AIGL confirmed that there was effectively the cessation of the collection procedures as described in the "Commitment Term". (**First Report);** • AIGL issued a Semiannual Report in January 2024 (**Second Report)** and forwarded it to Bacen, on compliance with the obligations provided for in clauses 2 and 4 and in paragraphs 2, 3 and 6 of the clause 8. By July 16, 2024, AIGL must carry out a new assessment and forward the **Third Report** to Bacen. Reasonable Assurance by the contracted Independent Audit, with the preparation of a **single Report** scheduled for September 15, 2024.
Relationship with regulating authorities	Compliance: Analysis of the effectiveness of the DCCE and other structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business; Reports submitted to the regulatory authorities: The COAUD discussed the main elements of the ICAAP Reports and Effectiveness (Circular No. 3,978), forwarded to the Bacen, and discussed the need to maintain continuous focus on the quality and reliability of the regulatory reports.
Prevention of Money Laundering and Terrorism Financing	Prevention of Money Laundering and Terrorism Financing: Continuous monitoring regarding the improvement in the management of the AML/TF (Anti-Money Laundering and Terrorism Financing) process, based on the results of the regular inspections of the internal and external entities, in the best management practices (methodologies, tools, and people), allowing Corporate Security to work with a centralized view on analysis and clearance in movements of greater risk occurring in business transactions and the checking accounts.
Information Technology	
Security and Controls in key processes	Implementations of security procedures in accessing information: Bradesco and Bradesco Seguros – Meetings with the Board of Directors, Management departments involved in the "Process of Access Management" and with KPMG to monitor the effectiveness of implementations of security procedures in accessing information (sensitive or not), as well as in the forwarding of departmental systems for the process of automation, within the cost vs. benefit premise and mitigation of the operational and image risks; Application controls and general information technology: Change management, security (logical and physical), computational operation and

	recording, adoption of CLOUD, analysis and resolution of incidents and problems; Cybersecurity: Continuous monitoring of security measures, mitigating the associated risks.
Development of systems – General Accounting and Controllership	Development of systems for the General Accounting and Controllership: The COAUD has monitored and accompanied the impact on the environment of risk and control resulting from the development of systems that will enhance the process of preparation of Financial Statements, centered on the database, speeding up the time for processing and reducing the volume of manual adjustments, both for Banco Bradesco and for the Consolidated. The Committee received regular updates on the progress in the program, which are fundamental to assess the adequacy of these processes and the benefits associated, such as the agility, timeliness and reliability of the Financial Statements. In addition, the COAUD requested that the Independent Audit and Internal Audit should include the execution of specific reviews directed in carrying out its work, covering the work plan and management of the changes.
Emerging issues and future challenges with relevant potential impact	
IFRS 9 – Accounting for financial instruments: operational, financial and tax aspects	Full implementation of IFRS 9 – Accounting of financial instruments and tax treatment: The Committee is monitoring the draft implementation, as of January 1, 2025, of the requirements of CMN Resolution No. 4,966 of November 25, 2021, which, among other things, repealed CMN Resolution No. 2,682 of 1999, and it established new criteria for the Loan Loss Provisions, in accordance with IFRS 9 – Financial Instruments promulgated by the International Accounting Standards Board – IASB. It should be noted that IFRS 9 has been fully adopted since January 2018 for the preparation of the Consolidated Financial Statements. However, Bacen's requirement requires adaptations, adjustments and development of specific tools and models at the individual level for all institutions subject to the supervision of that body. In essence, IFRS 9 requires allowance for loan losses based on the expected loss model, while extending the scope of loan instruments subject to the constitution of provision. We recall that, pursuant to Resolution No. 2,682 of 1999, only loan operations, instruments with loan characteristics, leasing and guarantees provided are subject to the constitution of provision. As of 2025, as set out in CMN Resolution No. 4,966 of 2021, all financial assets, including securities, guarantees provided, loan commitments and unacknowledged exposures in off-balance sheet accounts, should form the basis for the allowance for expected losses. Additionally, the provision becomes prospective, constituted on the basis of the expected credit risk, measured according to the probability of delinquency and the expectation of recovery of the instrument, taking into account the present economic conditions and future forecasts that may affect the credit risk of the instruments as well as the value of guarantees and sureties linked to the operation. The potential individual impact of the implementation of CMN Resolution No. 4,966, of 2021, will depend on several factors, such as the quality of the loan portfolio, systems and models for capturing credit risk, the behavior of the economy, and segments in which the institution operates, the volume of operations currently not considered for Loan Loss Provisions constitution purposes and the current level of provision maintained by the institution. In the tax field, Law No. 14,467, of 2022, changed the rules for financial institutions to deduct losses from loan operations, also from 2025, in line with the provisioning requirements established by the aforementioned CMN Resolution No. 4,966 of 2021, enabling the maintenance of the tax treatment (deductibility and possible tax credits) from the expenses arising from the application of the new model.

GBS – IFRS 17 – Accounting for insurance contracts	Implementation of IFRS 17 – Accounting for insurance contracts: The COAUD continues to focus its attention on the potential strategic implications, taking into account the requirements of the new accounting model for the calculation of the liabilities and for the registration of revenue, whose international experience indicates they are extensive and potentially culminate with strategic impacts on the insurance business. The Committee will continue to discuss and monitor with GBS, and in periodic meetings with the Independent Auditor and the Internal Audit and the impact of the IFRS 17 on the Financial Statements, as well as monitor the evolution of the segment disclosures in the Consolidated Financial Statements (in particular as regards transparency and communication to investors).
Grupo Bradesco Seguros – Liabilities in IGPM	Mismatch of assets and liabilities in Bradesco Seguros: GBS permanently studies and evaluates the alternatives for the best option for managing liabilities associated with IGPM and, in addition, with contracts that come with a clause allowing new contributions by unilateral decision of the beneficiaries, which can raise the mismatch that exists today.
ESG and climate risk	The COAUD has permanently monitored and assessed the efforts of the Management to incorporate and improve the Sustainability reports, including topics associated with ESG and particularly issues of climate risks, taking into account that the regulatory authorities of Brazil and the USA continue giving special attention to the topic. The COAUD discussed in particular the alignment of Bradesco Organization's strategy in the hiring of loan operations and in the integrated risk management, particularly after the publication by Bacen of CMN Resolution No. 4,943, which included requirements applicable to the management of the social risk, environmental risk and climate risk in the risk and capital management structure, and CMN Resolution No. 4,945, with improvements to the Social, Environmental and Climate Responsibility Policy (PRSAC) and innovating in the requirement to disclose information to the general public, effective as of July 2022 – on December 22, 2021, the CVM Resolution No. 59 was also published, introducing substantial innovations by requiring information to be provided regarding environmental, social and corporate governance aspects. In addition, with the promulgation by ISSB, in June 2023, of international standards with recommendations for the elaboration of the sustainability report (IFRS S1) and for climate related disclosures (IFRS S2), and the determination of the CVM for its observance in Brazil (first country to adopt such standards) with the publication of CVM Resolution No. 193, of October 20, 2023, and considering that Bacen was already in the process of adopting TCFD's recommendations, with the aim of identifying, quantifying and disclosing such risks, as well as developing measures and metrics for monitoring the progress and commitments made by organizations, the theme gained even more relevance for COAUD monitoring. The integration of social, environmental and climate factors in risk management, which is part of the Organization's strategy, demands the constant monitoring of COAUD. Despite not having identified impacts of climate issues on the Financial Statements of the Bradesco Organization, the COAUD has evaluated with the competent areas the progress of the processes necessary to meet such regulatory demands. The discussions throughout the year involved the Credit area, Bradesco Asset Management (BRAM), the DCIR, those responsible for managing the sustainability strategy, the Controllership, and the Sustainability Department, the corporate responsibility for the coordination of ESG issues – Environmental, Social and Governance.

5. CONCLUSION

The activities carried out in the scope of risk management, compliance, and evaluation of the system of corporate internal controls are properly routed, considering the size and complexity of the Bradesco Organization. The COAUD registers as positive the efforts that have been developed to guarantee the efficiency of the operations, of information that generates

the Financial and Accounting Reports, as well as the observance to internal and external standards to which the transactions are subject.

In relation to the demands of the Central Bank of Brazil, the COAUD follows up and monitors the meeting of those presented by the Conduct Supervision Department (Decon) and by the Direct Supervision Department (Desup) relating to compliance with the rules and specific requirements related to models, conduct, suitability and potentially vulnerable people, customer relationship, prevention of money laundering and terrorism financing (AML/TF).

The COAUD highlights the continuous improvement in the efforts of the Board of Executive Officers to meet in a timely manner, with the required quality, the requirements of Bacen, the commitment of Senior Management to lead the necessary processes, sponsoring and supporting actions aimed to fully comply with the issues and recommendations, and the adoption of operational procedures and accounting practices in line with the internal policy and business ethics of the Bradesco Organization.

The Audit Committee, together with the Board of Executive Officers, reviewed the audited Financial Statements of the Bradesco Organization, for the first half of 2024 and discussed with KPMG the Key Audit Matters (PAAs) and the recommendations for improving the system of internal controls, including risk management, governance and information technology, as well as monitored the execution of the works in accordance with the plan presented at the beginning of the year, evaluating the professional qualification and independence of the external auditors.

In relation to the main items reported in the Financial Statements, the COAUD, after the analysis and scrutiny of the reports presented by the technical area, agreed with the conclusion of the Board of Executive Officers that:

(i) the allowance for losses on loan operations is adequate in relation to the current macroeconomic situation and the uncertainties inherent in the present environment;

(ii) the forecasts, studies and expectations of the execution of goodwill and tax credits, based on assumptions and estimates of future profitability, support the recoverability of such assets;

(iii) the evaluation of financial instruments considered adequately the events that could culminated in review or new significant judgments, considering the macroeconomic environment and the characteristic of such assets, and COAUD considered the accounting treatment satisfactory in relation to various issues regarding the classification in the portfolios of Trading and Banking, to the recognition of revenue or loss, and in relation to the presentation;

(iv) for the provisions and contingencies, the COAUD checked the integrity of the databases and reviewed the criteria and assumptions adopted for the constitution of tax, civil and labor provisions, as well as the information available, to classify obligations as "remote", "possible" and "probable", agreeing on the amount of provision constituted and that the level of disclosures in the Explanatory Notes provide appropriate information to investors about the contingent liabilities;

(v) regarding Grupo Bradesco Seguros, the COAUD confirmed that the Technical Provisions are adherent to the Technical Notes of SUSEP and ANS; the Supplementary Technical Provisions related to the mismatch of assets and liabilities in the IGPM; the guarantor assets linked to the Technical Reserves (TVM and Other Assets) were assessed correctly, based on technically recommended procedures and required by the regulating authorities.

The COAUD accompanies the ongoing studies related to the management of liabilities pegged to the IGPM and monitors the project in development for the deployment of the IFRS 9 – Accounting for Financial Instruments, focusing on the transition and on strategic implications.

Given the present macroeconomic environment, the COAUD focused on the Organization's ability to maintain strong internal controls in the context of the challenges arising.

Taking into account the negotiations with the Board of Executive Officers and KPMG and considering the underlying processes used to prepare the financial reports, the COAUD believes that the Financial Statements for the first half of 2024 are presented, in all relevant aspects, in an understandable manner, providing to shareholders the information necessary for the assessment of the financial position and performance of the Bradesco Organization, as well as the relevant aspects of its business model, strategy and risks, and recommends to the Board of Directors the approval of the aforementioned Financial Statements.

6. PRIORITIES OF THE COAUD FOR THE FISCAL YEAR OF 2024

The macroeconomic environment in Brazil continues to present important challenges, as highlighted by Bacen and reported in the introduction of this Report, which is reflected in the basic interest rate that, despite the reductions occurring during the second half of 2023 and early 2024, it had its pace of reduction paralyzed, reflecting the maintenance of restrictive monetary policy, aiming at achieving the inflation target established by the CMN.

In addition to the material themes related to the object of monitoring, the COAUD will continue to monitor the impacts of the changes in the macroeconomic environment, particularly in the processes needed for compliance with the requirements of the IFRS 9 for the calculation of the expected loss for the Consolidated Financial Statements, the implementation of the large-scale regulatory changes, such as ESG-related changes, and in particular Bacen demands concerning the climate risk, the full adoption of IFRS 9 for all financial instruments and the tax and regulatory capital treatment and evolution of activities of internal controls of Grupo Bradesco Seguros (GBS).

In this context, the COAUD will continue to focus on the impacts on the results (performance) of the Bradesco Organization, in the environment of internal risks and controls and in the models used for the analysis and calculation of the allowance for losses on loan operations and for the evaluation of assets and liabilities. The Committee will discuss carefully the main judgments and assumptions regarding future economic scenarios, the reasonableness of the weightings and judgments, and the impact on the Financial Statements and related disclosures.

Among the specific actions, the COAUD will continue to (i) enhance the communication with the audit committees of the subsidiaries to ensure that there is an effective sharing of knowledge, concerns and respective solutions; (ii) monitor the execution of the Annual Plan of the Internal Audit and of the work plan of the Independent Audit; (iii) seek appropriate coordination with other committees of the Board of Directors, especially the Committee Supervising Risk, Regulations and Compliance; (iv) ensure the effectiveness of the Committee, taking into account any areas of improvement and allowing enough time for a quality discussion on the main topics and issues identified by the Independent Audit and Internal Audit.

In addition, the COAUD will focus its efforts to understand the impacts of new business models and competitors (Fintechs), digital transformation in the Brazilian banking system and digital technological developments (usage of the Cloud and new channels), especially in the aspects of meeting the demands of the market (aligned to the Customer-centric strategy) and of the Central Bank of Brazil on the issues of conduct (Customer Service, potentially vulnerable Clients, and Prevention of Money Laundering and Terrorism Financing), of the Financial Education Project and focus on empowerment of the staff members, in particular those involved with the areas of control, risks and internal audit, in order to protect these activities and ensure their effectiveness.

In the context of technological evolution, a topic that has demanded the attention of the Committee concerns the processes, risks, controls, governance and opportunities arising from the use of Artificial Intelligence (AI) and machine learning (ML) as fundamental in various areas of the Organization, enabling the performance of activities with greater precision, speed and efficiency, among other attributes. In addition to the automation of operational tasks, the use of AI tends to spread significantly and quickly to actions, such as fraud detection and suspicious money laundering transactions, prevention of cyberattacks, compliance, simulations, decision-making support and risk management, among others.

Finally, considering the growing expectations related to ESG, with the acceleration on the establishment of standardized requirements of disclosure enacted by the International Sustainability Standards Board – ISSB, imposed by the regulators (CMN Resolutions No. 4,943, 4,944, and 4,945, dated 2021, dealing with social, environmental and climate risk management, and CVM Resolution No. 59 and Circular SUSEP No. 666, dated 2022), the requirements related to risk management and notices to the general public related to ESG will evolve and increase rapidly.

In view of the current information, COAUD remains attentive to the possible impacts of ESG issues on the Financial Statements and risk environment. However, considering the particular interest of the regulators and investors, the Committee will continue to monitor improvements in the quality of data, internal controls, processes, governance and disclosure in the Financial Statements, as well as the role of the Independent Audit and Internal Audit.

In this context, will continue to monitor the scenario of Sustainability reports and will assess the implications to the Organization, including the communication with stakeholders.

Cidade de Deus, Osasco, São Paulo, August 1, 2024

ALEXANDRE DA SILVA GLÜHER
(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES
(Financial Specialist)

PAULO RICARDO SATYRO BIANCHINI
(Member)

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A., referring to the first half of 2024, and, in view of (i) the meetings held with the KPMG Auditores Independentes and its reports; (ii) the meeting held with the Audit Committee and its report; and (iii) periodic meetings held with management areas and administrators, express the opinion that the aforementioned documents adequately reflect the Company's financial and asset position.

Cidade de Deus, Osasco, SP, August 01, 2024

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

For further information, please contact:

André Carvalho

Investor Relations Officer

Phone: (+55 11) 2194-0922

investors@bradesco.com.br

Cidade de Deus, s/n – Silver Building – 4th floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

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